Exhibit 99.1

IVANHOE MINES LTD.

Annual Information Form

For the year ended

December 31, 2011

Dated March 30, 2012

i

INTERPRETATION INFORMATION

Forward-Looking Information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of IVN’s (as defined herein) beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting:

•	anticipated business activities;

•	planned expenditures;

•	corporate strategies;

•	proposed dispositions of assets;

•	discussions with third parties respecting material agreements;

•	mining plans for the Oyu Tolgoi Project (as defined herein) and the schedule for carrying out and completing construction of the Oyu Tolgoi Project, including all related infrastructure;

•

the timing and outcome of discussions between the Mongolian and Chinese governments regarding importing electrical power from China, including the development of alternative power generation if such discussions are not successful;

•	the estimated schedule and cost of bringing the Oyu Tolgoi Project into initial production and commercial production;

•	the ability of IVN to arrange acceptable financing commitments for the Oyu Tolgoi Project, including the OT Project Financing (as defined and described below);

•	implementation of the transactions contemplated by the HOA (as defined herein);

•	anticipated future production and cash flows;

•	the impact of the proposed termination of the Shareholder Rights Plan (as defined herein);

•

the impact of amendments to the laws of Mongolia and other countries in which IVN carries on business, particularly with respect to taxation; the anticipated timing, cost and outcome of plans to continue the development of non-core projects; and

•	other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by IVN’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS — Risk Factors” in this AIF. The reader is cautioned not to place undue reliance on forward-looking information or statements.

This AIF also contains references to estimates of mineral reserves and mineral resources. The estimation of mineral reserves and mineral resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. IVN does not assume any obligation, other than as required by law, to revise or update any forward-looking statements in this AIF after the date of this AIF or to revise them to reflect the occurrence of future unanticipated events. The forward-looking statements contained in this AIF, including the documents incorporated by reference herein, are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves (“CIM Definition Standards”) adopted by the CIM Council on December 11, 2005, as those definitions may be amended from time to time. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this AIF may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Ivanhoe in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Currency and Exchange Rates

In this AIF, all dollar amounts are quoted in United States dollars unless otherwise indicated. References to “$” and “US$” are to United States dollars, references to “Cdn$” are to Canadian dollars and references to “A$” are to Australian dollars.

The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:

(Stated in Canadian dollars)

	Year Ended December 31
	2011	2010	2009
End of period	1.0170	0.9946	1.0466
High for the period	1.0604	1.0778	1.3000
Low for the period	0.9449	0.9946	1.0292
Average for the period	0.9891	1.0299	1.1420

The Bank of Canada noon buying rate on March 29, 2012 for the purchase of one United States dollar using Canadian dollars was Cdn$0.9999 (one Canadian dollar on that date equalled US$1.0001).

Definitions

In this AIF, unless the context otherwise requires, the following terms have the meanings assigned to them below. Certain other scientific and technical terms and abbreviations used in this AIF are defined under the section headed “Technical Terms and Abbreviations”.

“AIF” means this Annual Information Form.

“Altynalmas Gold” means Altynalmas Gold Ltd.

“Anti-Dilution Warrants” means share purchase warrants exercisable to acquire Common Shares issued to Rio Tinto pursuant to Rio Tinto’s exercise of its pre-emptive rights under the Private Placement Agreement.

“ASX” means the Australian Stock Exchange.

“BBR” means Bank Bill Rate, which in turn stands for the average bid rate displayed on the Reuters screen bank bill swap bid rate (“BBSY”) for a term equivalent to the relevant period. BBSY is based on the wholesale interbank rate within Australia for the country’s top panel banks, although it is a bid rate reference and is generally 5 basis points higher than the mid-rate reference of the wholesale rate.

“Biluut Field” means the area delineated and identified as the Biluut coal field in the Soumber Deposit.

“Cloncurry Tenements” means the aggregate collection of mineral property tenements held by Ivanhoe Australia and its wholly-owned subsidiaries in Queensland, Australia, including but not limited to, the Osborne Project, the Mount Dore Project and the Merlin Project.

“Common Shares” means common shares without par value in the capital of the Company.

“Contract Assignment Arrangement Agreement” means an agreement dated as of August 13, 2008 among the Company, OT LLC and Rio Tinto Alcan.

“Credit Agreement” means the credit agreement dated as of October 24, 2007, as amended, between the Company, as borrower, and Rio Tinto, as lender.

“DEIA” means a detailed environmental impact assessment.

“Entrée” means Entrée Gold Inc.

“Entrée Earn-in Agreement” means the Equity Participation and Earn-in Agreement dated October 15, 2004, as amended November 9, 2004, between Entée and IVN.

“Entrée Joint Venture” means the joint venture between OT LLC and Entrée contemplated by the Entrée Earn-in Agreement in respect of a portion of the Hugo North Extension in which (i) OT LLC holds an 80% interest and Entrée holds a 20% interest in minerals below 560m, and (ii) OT LLC holds a 70% interest and Entrée holds a 30% interest in minerals above 560m.

“Erdenes” means Erdenes MGL LLC, a company owned by the Government of Mongolia.

“ESIA” means an environmental and social impact assessment.

“First Tranche Investment” means the 37,089,883 Common Shares issued to Rio Tinto on October 27, 2006 under the Private Placement Agreement.

“HKSE” means the Stock Exchange of Hong Kong.

“HOA” means the Heads of Agreement dated December 8, 2010 between IVN and Rio Tinto, providing for, among other items, Rio Tinto’s support and participation in the 2010 Rights Offering and a framework for the continuing development and management of the Oyu Tolgoi Project.

“Hugo Dummett Deposits” means collectively, the Hugo North, the Hugo South and Hugo North Extension mineral deposits of the Oyu Tolgoi Project.

“Hugo North” means the Hugo North mineral deposit of the Oyu Tolgoi Project.

“Hugo North Extension” means the Hugo North Extension deposit of the Oyu Tolgoi Project, representing the extension of the Hugo Dummett Deposits into the area that is the subject of the Entrée Joint Venture.

“Hugo South” means the Hugo South mineral deposit of the Oyu Tolgoi Project.

“IDP05” means a report on the development of the Oyu Tolgoi Project prepared by a group of independent engineering companies in October 2005.

“Integrated Development Plan 2010” or “IDP10” means a report on the development of the Oyu Tolgoi Project and an update to IDP05 prepared by a group of independent engineering companies in May 2010.

“IDOP” means a report entitled “Integrated Development Operations Plan” prepared by OT LLC personnel in March 2011 concerning the development of the Oyu Tolgoi Project.

“IDOP Technical Report” means the NI 43-101 compliant technical report based on IDOP entitled “IDOP Technical Report”, prepared by a group of independent engineering companies dated March 29, 2012.

“Investment Agreement” means the approved investment agreement dated October 6, 2009, as such agreement may be amended from time to time, among the Government of Mongolia, OT LLC, IVN and Rio Tinto in respect of the Oyu Tolgoi Project, providing legal, administrative and tax stability during its term and extension, if any, and guaranteeing that the legal, administrative and tax framework in force in Mongolia.

“IPO” means an initial public offering.

“Ivanhoe Australia” means Ivanhoe Australia Limited.

“IVA Shares” means the ordinary shares in the capital of Ivanhoe Australia.

“IVN” or the “Company” means Ivanhoe Mines Ltd.

“IVN Group” means, collectively, IVN and its subsidiaries or a group of subsidiaries, as the context requires.

“Jargalant Field” means the area delineated and identified as the Jargalant coal field in the Soumber Deposit.

“Little Wizard” refers to a mineralized system of extremely high-grade molybdenum and rhenium included as part of the Merlin Project.

“MEL” means Mongolian mineral exploration licence.

“Merlin Project” means the high-grade molybdenum and rhenium deposit on the mineral property tenements located in Queensland, Australia, which is overlaid by the Mount Dore Project and which includes the Little Wizard.

“Mount Dore Project” means that portion of the mineral property tenements located in Queensland, Australia that host the Mount Dore south deposit and other areas of adjacent prospective mineralization and which overlays the Merlin Project.

“NASDAQ” means the Nasdaq stock market.

“NYSE” means the New York Stock Exchange.

“NSR” means net smelter returns.

“Osborne Project” means Ivanhoe Australia’s copper and gold exploration and development project in Queensland, Australia.

“OT LLC” means Oyu Tolgoi LLC, formerly Ivanhoe Mines Mongolia Inc. LLC.

“Ovoot Tolgoi” means the location known as Ovoot Tolgoi (formerly Nariin Sukhait) in southern Mongolia.

“Ovoot Tolgoi Coal Project” means SouthGobi’s coal mine at Ovoot Tolgoi which includes the Sunset Field (including the Underground) and the Sunrise Field.

“Oyu Tolgoi Project” means IVN’s copper, gold and silver exploration and development project located at Oyu Tolgoi in Mongolia.

“Preferred Shares” means preferred shares without par value in the capital of the Company.

“Private Placement Agreement” means the private placement agreement dated October 18, 2006, as amended, between the Company and Rio Tinto.

“Private Placement Warrants” means the Series A Warrants, the Series B Warrants, the Series C Warrants, the Anti-Dilution Warrants, or any of them, as the context requires.

“Put Agreement” means an agreement dated as of August 13, 2008, as amended, among the Company, OT LLC and Rio Tinto Alcan.

“Put Option Placement Shares” means 15,000,000 Common Shares purchased by Rio Tinto on March 19, 2010 at a price of Cdn$16.31 per Common Share.

“Rio Tinto” means Rio Tinto International Holdings Limited, a company incorporated under the laws of England and Wales and a member of the Rio Tinto Group.

“Rio Tinto Alcan” means Rio Tinto Alcan Pte. Ltd., a corporation incorporated under the laws of Singapore and a member of the Rio Tinto Group.

“Rio Tinto Group” means Rio Tinto plc (incorporated in England), Rio Tinto Limited (incorporated in Victoria, Australia) and any other corporation in which Rio Tinto plc, and/or Rio Tinto Limited owns or controls, directly or indirectly, more than 50% of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the corporation.

“Second Tranche Investment” means the 46,304,473 Common Shares issued to Rio Tinto on October 27, 2009 under the Private Placement Agreement.

“Series A Warrants” means the Series A Warrants issued to Rio Tinto on October 27, 2006 under the terms of the Private Placement Agreement, the terms of which are more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Private Placement Agreement”. As of the date of this AIF, all of the Series A Warrants have been exercised.

“Series B Warrants” means the Series B Warrants issued to Rio Tinto on October 27, 2006 under the terms of the Private Placement Agreement, the terms of which are more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Private Placement Agreement”. As of the date of this AIF, all of the Series B Warrants have been exercised.

“Series C Warrants” means the Series C Warrants issued to Rio Tinto on October 29, 2007 in connection with the Credit Agreement, the terms of which are more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Credit Agreement”. As of the date of this AIF, all of the Series C Warrants have been exercised.

“SGS Mongolia” means SGS Mongolia LLC.

“SGQ Shares” means common shares in the capital of SouthGobi.

“Shareholder Rights Plan” means the Amended and Restated Shareholder Rights Plan dated April 21, 2010 between the Company and CIBC Mellon Trust Company.

“Shareholders’ Agreement” means the shareholders agreement dated October 6, 2009, as amended, among OT LLC, Ivanhoe Oyu Tolgoi (BVI) Ltd., Oyu Tolgoi Netherlands B.V. and Erdenes.

“Soumber Deposit” means SouthGobi’s coal exploration project located approximately 20km east of the Sunrise Pit.

“Southern Oyu Deposits” means collectively, the South Oyu, Southwest Oyu, Central Oyu and Wedge mineral deposits of the Oyu Tolgoi Project.

“SouthGobi” or “SGQ” means SouthGobi Resources Ltd. (formerly SouthGobi Energy Resources Ltd.).

“SouthGobi Sands” or “SGS” means SouthGobi Sands LLC, a wholly-owned Mongolian subsidiary of SGQ that holds the licences and permits relating to the Ovoot Tolgoi Coal Project.

“Sunrise Field” means the area of a coal deposit delineated and identified as the Sunrise Field in the Ovoot Tolgoi Coal Project, formerly referred to as the South-East Field.

“Sunrise Pit” means the area of the coal deposit delineated and identified as the Sunrise Pit in the Ovoot Tolgoi Complex.

“Sunset Field” means the area of a coal deposit delineated and identified as the Sunset Field in the Ovoot Tolgoi Coal Project, formerly referred to as the West Field.

“Sunset Pit” means the area of the coal deposit delineated and identified as the Sunset Pit in the Ovoot Tolgoi Complex.

“T-Bill Purchase Agreement” means the treasury bill purchase agreement dated October 6, 2009 between OT LLC and the Government of Mongolia.

“Technical Committee” means a committee established under the terms of the Private Placement Agreement through which Rio Tinto and the Company consult with one another with respect to, and cooperatively oversee and supervise, the development, operation and management of the Oyu Tolgoi Project.

“TSX” means the Toronto Stock Exchange.

“Underground” means the part of the Ovoot Tolgoi Coal Project comprising the underground coal resources of the Sunset Field.

“YBCA” means the Business Corporations Act (Yukon), as amended.

Conversion Factors

For ease of reference, the following conversion factors are provided:

Imperial Measure =	Metric Unit	Metric Unit =	Imperial Measure
2.47 acres	1 ha	0.4047 ha	1 acre
3.28 feet	1 m	0.3048 m	1 foot
0.62 miles	1 km	1.609 km	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
2.205 pounds	1 kilogram	0.454 kilograms	1 pound
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton

Glossary of Technical Terms and Abbreviations

Certain scientific and technical terms and abbreviations used in this AIF are defined below.

anomaly: a departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

assay: the chemical analysis of an ore, mineral or concentrate of metal to determine the amount of valuable species.

Au: gold.

chalcocite: a form of copper mineral ore that generally contains a high copper content.

chalcopyrite: a form of copper mineral ore that generally contains a low copper content.

concentrate: a product containing valuable metal from which most of the waste material in the ore has been eliminated.

concentrator: a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

covellite: a supergene mineral found in copper deposits; a source of copper.

Cu: copper.

CuEq: a copper equivalent grade, calculated using assumed metal prices for copper, gold and, where applicable, molybdenum.

cut-off grade: the lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.

dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

fault: a fracture in rock along which the adjacent rock surfaces are differentially displaced.

feasibility study: a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

flotation: a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the gangue.

gangue: valueless rock or mineral in ore.

g: gram.

g/t: grams per tonne.

ha: hectare.

hypogene: primary mineralization formed by mineralizing solutions emanating up from a deep magnetic source.

HQ: diamond drilling equipment that produces a 63.5mm core diameter.

indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource: that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusive: rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

IP: induced polarization.

km: kilometres.

km2: square kilometres.

kriging: a weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.

lb: pound.

leach: to dissolve minerals or metals out of ore with chemicals.

L/s: litres per second.

m: metres.

mm: millimetres.

measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource (deposit): a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource (deposit) are known, estimated or interpreted from specific geological evidence and knowledge.

Mo: molybdenum.

Mt: million tonnes.

NQ: diamond drilling equipment that produces a 47.5 mm core diameter.

oz: ounce.

porphyry: any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained ground mass.

ppm: parts per million.

PQ: diamond drilling equipment that produces a 85mm core diameter.

preliminary assessment: a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.

preliminary feasibility study and pre-feasibility study: a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

probable reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

qualified person: an individual who: (a) is an engineer or geoscientist with at least 5 years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by NI 43-101.

QMD or quartz monzodiorite: plutonic rock containing quartz, alkali feldspars, plagioclase feldspars and feldspathoid minerals.

RC: reverse circulation.

seam: a stratum or bed of coal or other mineral; generally applied to large deposits of coal.

stock: an irregular, metalliferous mass in a rock formation.

strike: the direction, or course or bearing, of a vein or rock formation measured on a level surface.

sulphides: compounds of sulphur with other metallic elements.

supergene: ore minerals that have been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

t: tonne.

tpd: tonnes per day.

tpy: tonnes per year.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, the Company changed its name to Indochina Goldfields Ltd. In March 1994, the Company increased its authorized capital from 10,000 Common Shares to 100,000,000 Common Shares and created 100,000,000 Preferred Shares. In February 1995, the Company was continued under the YBCA. In July 1997, the Company increased its authorized capital to an unlimited number of Common Shares and an unlimited number of Preferred Shares. In June 1999, the Company changed its name to Ivanhoe Mines Ltd.

The Company’s head office is located at 654—999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1 and maintains an Asian headquarters located at 150 Beach Road, #25-03 The Gateway West, Singapore, 189720. The Company’s registered office is located at 300—204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Intercorporate Relationships

The following sets forth the name, jurisdiction of incorporation and the IVN Group’s voting equity ownership interest, as of the date of this AIF, in each of the material subsidiaries through which the Company ultimately owns its assets and operates its business. These subsidiaries are grouped according to the particular IVN Group project or asset to which they relate and are presented in descending order according to the chain of voting equity ownership. Accordingly, the first such subsidiary presented in each group is owned directly by the Company and the voting equity ownership interest of the Company in that subsidiary is shown in the right hand column opposite its name and jurisdiction of incorporation. The voting equity ownership interest shown in respect of each other subsidiary is, except as otherwise indicated, that of the subsidiary listed immediately above it. In the case of the Oyu Tolgoi Project, the Company’s only material property as of the date of this AIF, the IVN Group’s voting equity ownership interest therein by way of its 66% ownership in OTLLC is divided between two parallel groups of subsidiaries.

Oyu Tolgoi Project Group One Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
Ivanhoe Mines Delaware Holdings, LLC	Delaware	100%
Ivanhoe Mines Aruba Holdings LLC A.V.V.	Aruba	100%
Ivanhoe Oyu Tolgoi (BVI) Ltd.	British Virgin Islands	100%
Oyu Tolgoi LLC	Mongolia	1.13%

Oyu Tolgoi Project Group Two Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
Ivanhoe OT Mines Ltd.	British Columbia	100%
Turquoise Hill Netherlands Cooperative	Netherlands	100	%(1)
Oyu Tolgoi Netherlands B.V.	Netherlands	100%
Oyu Tolgoi LLC	Mongolia	64.87%

Ovoot Tolgoi Project Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
SouthGobi Resources Ltd.	British Columbia	57.8%
SGQ Coal Investment Pte. Ltd.	Singapore	100%(2)
SouthGobi Sands LLC	Mongolia	100%(2)

Cloncurry Tenements Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
Orian Holding Corp.	British Virgin Islands	100%
IAL Holdings Singapore Pte. Ltd.	Singapore	100%
Ivanhoe Australia Limited	Australia	59.0%
Ivanhoe Australia Operations Pty Ltd.	Australia	100%(3)
Ivanhoe Australia Tennant Creek Pty. Ltd.	Australia	100%(3)
Ivanhoe Cloncurry Mines Pty. Limited	Australia	100%(3)

(1)	Ownership divided between IVN, as to 80%, and Ivanhoe OT Mines Ltd., as to 20%.
(2)	Each of these companies is a wholly-owned subsidiary of SouthGobi.
(3)	Each of these companies is a wholly-owned subsidiary of Ivanhoe Australia.

Additional direct and indirect subsidiaries of the Company (i) holding, individually, 10% or less and, in the aggregate, 20% or less of the IVN Group’s consolidated assets, and (ii) generating, individually, 10% or less and, in the aggregate, 20% or less of the IVN Group’s consolidated sales and operating revenues, in each case, as at December 31, 2011, have been omitted.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

IVN is an international mineral exploration and development company. The Company’s principal mineral resource property is the Oyu Tolgoi Project, located in Mongolia. The Company also has two publicly traded subsidiaries through which it holds interests in coal resource properties in Mongolia and molybdenum, rhenium, copper, gold and uranium resource properties in Australia. SouthGobi, the shares of which are listed on the TSX and the HKSE, owns and operates the Ovoot Tolgoi Coal Project located in Mongolia. Ivanhoe Australia, the shares of which are listed on the ASX and the TSX, owns the Osborne Project, the Merlin Project and the Mount Dore Project, all of which are located in Queensland, Australia. The IVN Group also holds interests in several other mineral resource projects in Asia, including a 50% interest in the Kyzyl Gold Project, located in Kazakhstan, through a shareholding in Altynalmas Gold.

Three Year History

2009

In October 2009, the Company, OT LLC, Rio Tinto and the Government of Mongolia entered into the Investment Agreement in respect of the Oyu Tolgoi Project. The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for the Oyu Tolgoi Project, protection of the parties’ investment in the Oyu Tolgoi Project, the amount and term of the parties’ investment in the Oyu Tolgoi Project, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia. See “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia — Investment Agreement”.

Concurrent with the execution of the Investment Agreement, OT LLC and two indirect, wholly-owned subsidiaries of the Company through which the Company holds its interest in OT LLC entered into the Shareholders’ Agreement with Erdenes. The Shareholders’ Agreement contemplates the basis upon which the Government of Mongolia, through Erdenes, acquired its initial 34% equity interest in the Oyu Tolgoi Project through a shareholding in OT LLC and provides for the respective rights and obligations of the parties as shareholders of OT LLC. See “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia — Shareholders’ Agreement”.

Concurrent with the execution of the Investment Agreement, OT LLC also entered into the T-Bill Purchase Agreement with the Government of Mongolia pursuant to which OT LLC agreed to purchase from the Government, in instalments, three discounted treasury bills with an aggregate face value of $287.5 million for an aggregate purchase price of $250 million. See “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia — T-Bill Purchase Agreement”.

In October 2009, Rio Tinto completed the Second Tranche Investment under the Private Placement Agreement. Pursuant to the Second Tranche Investment, the Company issued, and Rio Tinto subscribed for and purchased, 46,304,473 Common Shares at $8.38 per share for gross proceeds of $388 million, and, as a result, Rio Tinto’s equity ownership of IVN increased from 9.86% to 19.68% of the then issued and outstanding Common Shares. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Private Placement Agreement”.

In November 2009, SouthGobi and China Investment Corporation (“CIC”) entered into a series of agreements providing for a $500 million convertible debenture investment in SouthGobi by CIC. The convertible debenture has a term of 30 years and bears interest at 8% per annum, made up of a cash coupon of 6.4% per annum and additional interest of 1.6% per annum payable in shares of SouthGobi to be issued on each anniversary of the issue. The principal amount is convertible at Cdn$11.88 per SGQ Share, or a lower amount if the prevailing stock price of SouthGobi is less than such amount, to a floor price of Cdn$8.88 per SGQ Share. Conversion is at the option of CIC on or after November 19, 2010. SouthGobi is entitled to require conversion of one half of the principal amount at any time upon completion of an HKSE listing (which occurred in March 2010) and to require conversion of the entire amount as of and after November 2014. The convertible debenture is secured against all of SouthGobi’s assets, and while a portion of such debenture remains outstanding or while CIC holds a 15% direct or indirect stake in SouthGobi, CIC holds the following rights: a pre-emptive right on future SouthGobi share issuances; a right of first offer on any direct or indirect sale of IVN’s ownership stake in SouthGobi; and the right to nominate a director to SouthGobi’s board of directors.

2010

In January 2010, SouthGobi issued 27 million SGQ Shares at a price of Cdn$17.00 per share for gross proceeds of Cdn$459 million pursuant to a public offering in Hong Kong, Canada and other jurisdictions, which was accompanied by a listing of SGQ Shares on the HKSE.

In February 2010, Rio Tinto Alcan notified OT LLC that it was exercising its option under the Put Agreement to require OT LLC to re-purchase the Oyu Tolgoi Project equipment Rio Tinto acquired from OT LLC in 2008 pursuant to the Contract Arrangement Assignment Agreement.

In March 2010, IVN and Rio Tinto completed a private placement pursuant to which Rio Tinto subscribed for the Put Option Placement Shares, and, as a result, Rio Tinto’s equity ownership of IVN increased from 19.6% to 22.4% of the then issued and outstanding Common Shares. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Contract Assignment Arrangement Agreement and Put Agreement”.

In March 2010, at SouthGobi’s request, CIC converted $250 million of the convertible debenture into SGQ Shares at a conversion price of Cdn$11.88 per SGQ Share. As a result of the conversion, IVN’s interest in SouthGobi was reduced to approximately 57%.

In March 2010, the remaining conditions to the effectiveness of the Investment Agreement were fulfilled and the terms of the Investment Agreement became effective.

In April 2010, IVN adopted and entered into the Shareholder Rights Plan. Implementation of the Shareholder Rights Plan was conditional on approval from a majority of IVN’s shareholders, which was received at IVN’s annual and special meeting of shareholders in May 2010.

In May 2010, Ivanhoe announced the release of the IDP10 in respect of the Oyu Tolgoi Project. IDP10 included the first underground reserves for the Hugo Dummett Deposits and presented the results of extensive studies of two complementary development scenarios: a reserve case and a life of mine sensitivity case. The reserve case, based only on proven and probable mineral reserves, estimated that the Oyu Tolgoi Project would sustain mining for a projected 27 years. In addition, according to the reserve case, the estimated after tax net present value for the project would be $4.536 billion at an 8% discount rate, an internal rate of return of 16.33% and a payback period of 6.32 years (based on $2.00/lb of Cu and $850/oz of Au). For more information on IDP10, see “DESCRIPTION OF THE BUSINESS — Oyu Tolgoi Project”.

In June 2010, Rio Tinto exercised all of the 46,026,522 Series A Warrants it received under the terms of the Private Placement Agreement, and thereby acquired an additional 46,026,522 Common Shares at a price of $8.54 per Common Share. IVN received total proceeds from such exercise of approximately $393.1 million and Rio Tinto’s equity ownership of IVN increased from 22.4% to 29.6% of the then issued and outstanding Common Shares.

In July 2010, Rio Tinto instituted arbitration proceedings against IVN in relation to the Shareholder Rights Plan. As a result of the outcome of arbitration proceedings with Rio Tinto, the Shareholder Rights Plan was suspended by IVN’s board of directors in January 2012, and will be presented to the shareholders at IVN’s upcoming annual general meeting for termination. For more information, see “GENERAL DEVELOPMENT OF THE BUSINESS – Rio Tinto Arbitration and Termination of Shareholder Rights Plan”.

In September 2010, Ivanhoe Australia completed an offering of equity securities by way of prospectus offering. Under the offering, Ivanhoe Australia issued units on a 1 for 4 basis consisting of one ordinary share in its capital and one half of one warrant, with each full warrant entitling the holder to acquire one ordinary share until September 20, 2011 at a price of A$3.38. A total of 93,458,650 units were sold at a price of A$2.88 per unit, for gross proceeds of A$269 million.

In September 2010, the Credit Facility (as defined herein) entered into pursuant to the Credit Agreement, by its terms, automatically converted into Common Shares. The $350 million principal amount plus approximately $50.8 million in accrued and unpaid interest was converted into 40,083,206 Common Shares at a conversion price of $10.00 per Common Share. As a result, Rio Tinto’s equity ownership of IVN increased from 29.6% to 34.9% of the then issued and outstanding Common Shares.

In October 2010, IVN announced that Mr. Robert Friedland assumed the duties and title of Chief Executive Officer of IVN from Mr. John Macken, as part of a series of organizational changes that also resulted in the establishment of the Office of the Chairman. As President, Mr. Macken has continued his involvement with the ongoing construction of the Oyu Tolgoi Project.

In October 2010, IVN announced that it was launching a strategic, conditional rights offering (the “2010 Rights Offering”) in which all existing shareholders, subject to applicable law, could participate on an equal, proportional basis in purchasing additional Common Shares. Originally, the proposed size of the 2010 Rights Offering was intended to be between $800 million and $1 billion, and the completion of the 2010 Rights Offering was conditional on at least 85% of the issued rights being exercised by holders (the “Minimum Subscription Condition”), subject to the discretion of IVN to waive this condition.

In October 2010, Ivanhoe Australia completed its acquisition of the Osborne Project from Barrick (PD) Australia Limited (“Barrick Australia”), a subsidiary of Barrick Gold Corporation. In exchange for the Osborne Project, Ivanhoe Australia paid Barrick Australia A$17.4 million, provided a 2% NSR royalty capped at A$15 million from ore extracted from the Osborne Project, and assumed certain site environmental and reclamation obligations.

In November 2010, Ivanhoe Australia completed a secondary listing of its ordinary shares on the TSX under the symbol “IVA”. Ivanhoe Australia continues to maintain its primary listing on the ASX.

In December 2010, IVN and Rio Tinto entered into the HOA, which contemplated a number of transactions and Rio Tinto’s support and full participation in the 2010 Rights Offering, the management of the Oyu Tolgoi Project, certain amendments to the Private Placement Agreement and a good faith obligation to support IVN in its efforts to raise project financing for the Oyu Tolgoi Project as well as other matters. For more details and information on the HOA, see “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — HOA” and refer to IVN’s material change report dated December 13, 2010, and is available on SEDAR at www.sedar.com.

In December 2010, IVN’s board of directors approved a $2.3 billion capital budget for 2011 in respect of the Oyu Tolgoi Project.

In December 2010, and subsequent to the HOA, IVN settled on the final terms of the 2010 Rights Offering. Specifically, each shareholder, subject to applicable securities laws, was entitled to purchase fifteen Common Shares for every 100 rights held (or if the exercise of a number of rights would otherwise entitle a holder thereof to a fractional number of Common Shares, the holder’s entitlement was reduced to the next lowest whole number of Common Shares) in consideration for the payment of a subscription price of either, at the subscriber’s election, $13.88 or Cdn$13.93 per Common Share.

In December 2010, SouthGobi announced that it had completed a private placement with Aspire Mining Limited (“Aspire”), an ASX listed company. Pursuant to the private placement, SouthGobi acquired 105,860,186 common shares of Aspire at a price of A$0.19 per share, for an aggregate purchase price of approximately A$20.1 million.

2011

In February 2011, IVN completed the 2010 Rights Offering by issuing a total of 84,867,671 Common Shares, for aggregate gross proceeds of $1.18 billion. Total participation of IVN’s shareholders under the 2010 Rights Offering was equal to approximately 99% and each of Rio Tinto and Mr. Robert Friedland exercised all of their respective rights.

In February 2011, IVN and BHP Billiton Ltd. (“BHP”) announced that their joint venture (the “IVN-BHP Joint Venture”) had discovered a zone of shallow copper-molybdenum-gold mineralization approximately 10km north of the Oyu Tolgoi Project. The discovery, known as Ulaan Khud North, extends the known strike length of the Oyu Tolgoi Project by an additional 3km to the north, to more than 23km. The Government of Mongolia has issued a 3 year pre-mining agreement (a “Pre-Mining Agreement”) for the IVN-BHP Joint Venture. For more information on the IVN-BHP Joint Venture, see “DESCRIPTION OF THE BUSINESS — Other Projects — Mongolia”.

In June 2011, OT LLC made a $100 million prepayment to the Government of Mongolia, which completed a total pre-payment package of $250 million that was an attendant agreement to the Investment Agreement. For more information on the Investment Agreement, see “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia”.

In June 2011, IVN and Rio Tinto agreed with the Government of Mongolia to execute an amended and restated Shareholders’ Agreement (the “Amended Shareholders’ Agreement”), which provided limited amendments to the Shareholders’ Agreement that was signed in conjunction with the Investment Agreement in October 2009. Under the terms of the Amended Shareholder’s Agreement, the interest rate to be applied to the repayment of the Government of Mongolia’s share of the initial capital costs associated with the development of the Oyu Tolgoi Project incurred after January 31, 2011 was reduced to LIBOR plus 6.5% from the previous rate of 9.9% plus adjustments for US Consumer Price Index.

In June 2011, Rio Tinto exercised all of its remaining Series B Warrants and the Series C Warrants, and thereby acquired an additional 55,122,253 Common Shares at a price of $8.51 per Common Share for each Series B

Warrant exercised and $9.43 per Common Share for each Series C Warrant exercised. IVN received gross proceeds from such exercise of approximately $501.6 million (which included $2.5 million for the exercise of 827,706 Anti-Dilution Warrants) and, as a result of such exercises, Rio Tinto’s equity ownership of IVN increased from 42.0% to 46.5%.

In August 2011, IVN received $103 million as payment for a promissory note from the Monywa Trust. The promissory note related to the 2007 transfer of the ownership of IVN’s 50% interest in the Monywa Project to the independent, third-party Monywa Trust pursuant to which the Monywa Trust issued an unsecured, non-interest-bearing promissory note to an IVN subsidiary.

In August 2011, Rio Tinto exercised the Subscription Right (as defined herein) and acquired 27,896,570 Common Shares at a price of Cdn$18.98 per Common Share. IVN received total proceeds from such exercise of approximately Cdn$529.6 million and Rio Tinto’s equity ownership of IVN increased from 46.5% to 48.5%. For more information on the Subscription Right, see “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — HOA”.

In September 2011, the Government of Mongolia approached IVN and Rio Tinto in an attempt to accelerate the Government’s right to increase its current 34% interest in the Oyu Tolgoi Project to 50%. In response, IVN and Rio Tinto advised the Government that they were not willing to renegotiate the terms of the Investment Agreement. Following discussions between all three parties, it was agreed by all parties that there would not be a renegotiation of the Investment Agreement, and that the agreement in place would continue unamended. For more information on the Investment Agreement, see “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia — Continued Support of the Investment Agreement by the Government of Mongolia”.

In December 2011, IVN made its first draw on the Interim Funding Facility (as defined herein). At December 31, 2011, a total of $400.7 million had been drawn down under such facility. For more information on the Interim Funding Facility, see “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Interim Funding Facility”.

In December 2011, an independent arbitrator upheld Rio Tinto’s claim that the Shareholder Rights Plan violated certain rights granted to Rio Tinto under the Private Placement Agreement (the “Arbitration Ruling”). The arbitrator ruled that upon expiry of the Standstill Cap, Rio Tinto would have the ability to purchase additional Common Shares beyond its then current holding of 49% without being diluted by the Shareholder Rights Plan, thus enabling Rio Tinto to seek opportunities to increase its holding of IVN to a majority position. The arbitration also dismissed IVN’s counterclaim that alleged that Rio Tinto acted in breach of certain obligations under the Private Placement Agreement. For more information on the results of the arbitration, see “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Rio Tinto Arbitration and Termination of Shareholder Rights Plan”.

In December 2011, OT LLC’s board of directors approved the first 6 months of expenditures under a $2.1 billion capital budget for 2012 in respect of the Oyu Tolgoi Project. In March 2012, OT LLC’s board of directors approved the remaining 6 months of the Oyu Tolgoi Project’s 2012 capital budget.

2012 to date

In January 2012, IVN authorized the entering into of an additional $1.8 billion credit facility to be provided by a major international bank as an interim bridge financing measure. The facility is subject to the lender’s credit committee approval and final documentation, as well as the approval of Rio Tinto.

In January 2012, IVN approved the termination of the Shareholder Rights Plan, subject to the approval of shareholders at the Company’s annual general meeting currently scheduled for May 11, 2012 (the “2012 AGM”). In the meantime, IVN’s board of directors has suspended the effective activation of the Shareholder Rights Plan until the 2012 AGM. Subsequent to the decision to suspend and terminate the Shareholder Rights Plan and to ensure that the Shareholders Rights Plan is not inadvertently triggered prior to the 2012 AGM, IVN entered into an agreement with Rio Tinto to amend the Private Placement Agreement to enable Rio Tinto to acquire additional Common Shares on a basis that would be exempt from the Shareholder Rights Plan. Under this amended agreement, Rio Tinto also agreed to vote its Common Shares in favour of terminating the Shareholder Rights Plan.

In January 2012, Rio Tinto purchased 15.1 million Common Shares, representing 2% of IVN’s outstanding Common Shares as at such time, from two sellers pursuant to a privately negotiated share purchase transaction. The Common Shares were purchased for an aggregate of Cdn$302 million at a price per Common Share of Cdn$20.00. After the completion of this transaction, Rio Tinto owned 377,397,658 Common Shares representing 51% of the outstanding Common Shares.

In February 2012, IVN announced that the Oyu Tolgoi Project had surpassed 73% completion in respect of first phase construction and remains on schedule to meet the targeted start of initial production in the third quarter of 2012.

In March 2012, SouthGobi announced that it had entered into an agreement with Modun Resources Limited (“Modun”), pursuant to which SouthGobi agreed to sell its thermal coal property, the Tsagaan Tolgoi Deposit in Mongolia, to Modun for aggregate proceeds of approximately $30 million, payable in a combination of cash and shares of Modun.

In March 2012, IVN’s board of directors approved a conditional comprehensive financing plan. The financing plan contains three principal elements: project finance, bridge finance and equity. The near term funding actions that could be undertaken by IVN may either require the approval of Rio Tinto or an offer to be made by Rio Tinto. IVN and Rio Tinto are currently engaged in discussions aimed at finalizing and implementing an executable comprehensive financing package and other charges which represent the basis on which Rio Tinto is prepared to extend further financial support to IVN. For more information on the risks faced by IVN with respect to securing and finalizing the comprehensive financing plan for the Oyu Tolgoi Project, see “GENERAL DEVELOPMENT OF THE BUSINESS — Risk Factors”.

Rio Tinto Transactions

In 2006, Ivanhoe identified Rio Tinto as a strategic investor to support development of the Oyu Tolgoi Project. The parties have entered into a series of agreements since 2006 pursuant to which Rio Tinto has provided equity and debt financing to fund ongoing development of the Oyu Tolgoi Project and company operations. As a result of these transactions, Rio Tinto holds a 51% majority interest in IVN, is IVN’s largest creditor and is responsible for the day-to-day management of the development process of the Oyu Tolgoi Project.

Private Placement Agreement

In October 2006, IVN and Rio Tinto entered into the Private Placement Agreement and the First Tranche Investment was completed, pursuant to which IVN issued 37,089,883 Common Shares to Rio Tinto at a price of $8.18 per share, for an aggregate subscription price of approximately $303.4 million. The First Tranche Investment represented, upon issuance, 9.95% of the then issued and outstanding Common Shares.

In October 2009, the Second Tranche Investment was completed, pursuant to which IVN issued a further 46,304,473 Common Shares to Rio Tinto at a price of $8.38 for an aggregate subscription price of approximately $388 million. The combined First Tranche Investment and Second Tranche Investment represented, upon issuance, 19.7% of the then issued and outstanding Common Shares.

In conjunction with the First Tranche Investment, the Company issued to Rio Tinto the Series A Warrants and the Series B Warrants. The Series A Warrants entitled Rio Tinto to purchase up to 46,026,522 Common Shares at prices per Common Share ranging from $8.38 to $8.54 depending on when they are exercised and the Series B Warrants entitled Rio Tinto to purchase up to 46,026,522 Common Shares at prices per Common Share ranging from $8.38 to $9.02 depending on when they are exercised. On June 29, 2010, Rio Tinto exercised all Series A Warrants, at an exercise price of $8.54 per Common Share, and was issued a total of 46,026,522 Common Shares. On December 15, 2010, under the terms of the HOA, Rio Tinto exercised 33,783,784 Series B Warrants for 33,783,784 Common Shares, at a price per Common Share of $8.88. On June 21, 2011, Rio Tinto exercised the remaining 14,070,182 Series B Warrants for 14,070,182 Common Shares, at a price per Common Share of $8.51.

Rio Tinto has been granted pre-emptive rights entitling Rio Tinto to participate, subject to certain specific exceptions, in future issuances of Common Shares on a basis sufficient to maintain its percentage shareholding interest in the Company on economic terms equivalent to those upon which any such Common Shares are issued to third parties.

Rio Tinto has also been granted the Right of First Offer, permitting Rio Tinto to provide any equity financing, until October 24, 2012, that the Company otherwise proposes to obtain.

The Private Placement Agreement also contained provisions relating to IVN’s use of funds from Common Shares issued to Rio Tinto under the Private Placement Agreement, standstill and Common Share acquisition limits, right of first refusal in respect of any proposed disposition of the Company’s interest in the Oyu Tolgoi Project, and board of director nomination entitlements. These provisions have been subsequently amended by the HOA. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — HOA”.

Credit Agreement

In October 2007, the Company and Rio Tinto entered into the Credit Agreement pursuant to which Rio Tinto agreed to make the credit facility (the “Credit Facility”) available to the Company. The aggregate principal amount advanced to the Company under the Credit Facility was $350 million.

On September 13, 2010, the Credit Facility was, by its terms, automatically converted into Common Shares. The $350 million principal amount plus approximately $50.8 million in accrued and unpaid interest was converted into 40,083,206 Common Shares at a conversion price of $10.00 per Common Share. As a result, Rio Tinto’s equity ownership of the Company increased from 29.6% to 34.9% of the Company’s issued and outstanding Common Shares as of September 13, 2010.

As an inducement to provide the Credit Facility, IVN issued to Rio Tinto the Series C Warrants. On June 21, 2011, in addition to its exercise of the remaining Series B Warrants, Rio Tinto exercised all 40,224,365 million Series C Warrants for 40,224,365 Common Shares, at a price per Common Share of $9.43, the result of which, when taken together with the Series B Warrant exercise, increased Rio Tinto’s ownership of Common Shares from approximately 42.0% to 46.5%.

Contract Assignment Arrangement Agreement and Put Agreement

In August 2008, the Company, OT LLC and Rio Tinto Alcan entered into the Contract Assignment Arrangement Agreement which provided for Rio Tinto Alcan to purchase from OT LLC certain Oyu Tolgoi Project equipment already acquired by OT LLC, and to take an assignment of certain contracts with third party suppliers for additional Oyu Tolgoi Project equipment on long lead time orders, pending the successful completion of negotiations with the Government of Mongolia for an Investment Agreement. As consideration for the purchase of the equipment and the assignment of the contracts, Rio Tinto Alcan paid to OT LLC an aggregate purchase price of approximately $121.5 million.

In conjunction with the Contract Assignment Arrangement Agreement, the Company, OT LLC and Rio Tinto Alcan also entered into a Put Agreement whereby Rio Tinto Alcan had the ability to require OT LLC to re-purchase the equipment once the Investment Agreement became effective. Rio Tinto exercised its option under the Put Agreement in March, 2010 and concurrently subscribed for, by way of private placement, the Put Option Placement Shares. Approximately Cdn$198.2 million of the proceeds from the issuance of the Put Option Placement Shares were allocated and set-off against the purchase from Rio Tinto Alcan of the Oyu Tolgoi Project equipment covered by the option under the Put Agreement. The balance of the proceeds from the issuance of the Put Option Placement Shares, equal to approximately Cdn$46.4 million, was paid to IVN in cash.

Under the HOA, IVN and Rio Tinto agreed to enter into an acknowledgement agreement with Rio Tinto Alcan pursuant to which IVN and Rio Tinto Alcan acknowledged and agreed that each of IVN’s covenants in the Contract Assignment Arrangement Agreement expired on January 18, 2012.

HOA

On December 8, 2010, IVN and Rio Tinto entered into the HOA, whereby IVN and Rio Tinto agreed to a number of transactions and Rio Tinto’s support and full participation in the 2010 Rights Offering, management of the Oyu Tolgoi Project, certain amendments to the Private Placement Agreement and a good faith obligation to support IVN in their efforts to raise project financing for the Oyu Tolgoi Project as well as other matters, all as described below. The following is a summary only and is qualified in its entirety with reference to the HOA, a copy of which was filed on December 13, 2010 under IVN’s profile on SEDAR, at www.sedar.com.

2010 Rights Offering

Rio Tinto agreed to (i) publicly support the 2010 Rights Offering, and (ii) exercise all rights issued to it pursuant to the 2010 Rights Offering to purchase Common Shares. The parties also agreed (i) on the subscription price per Common Share under the 2010 Rights Offering, (ii) to remove the Minimum Subscription Condition, and (iii) to increase the size of the 2010 Rights Offering to up to $1.2 billion.

Common Share Purchases from Robert Friedland and Citibank N.A.

Concurrent with the HOA, Rio Tinto entered into separate agreements to purchase, prior to the record date of the 2010 Rights Offering, 10,000,000 outstanding Common Shares from Robert Friedland (the “RMF Purchased Shares”) and, upon the completion of the 2010 Rights Offering, a further 10,000,000 Common Shares (11,500,000 after gross up to take into account the 2010 Rights Offering) from Citibank N.A. (the “Citi Purchased Shares”). The purchase price paid by Rio Tinto for the RMF Purchased Shares was $25.34 per RMF Purchased Share. The purchase price paid by Rio Tinto for the first 10,000,000 of the Citi Purchased Shares was $25.34 per Citi Purchased Share, with the remaining balance of 1,500,000 Citi Purchased Shares purchased at $13.88, the subscription price per Common Share under the 2010 Rights Offering.

Exercise of Private Placement Warrants

Under the HOA, Rio Tinto was required to exercise 33,783,784 Series B Warrants, resulting in the issuance of 33,783,784 Common Shares, at an exercise price of $8.88 per Common Share for cash proceeds to IVN of approximately $300 million. IVN further agreed to amend the terms of the remaining Private Placement Warrants to adjust the number of Common Shares issuable to eliminate the dilutive effect of the 2010 Rights Offering. Rio Tinto has since exercised all of its remaining Private Placement Warrants.

Subscription Right

Rio Tinto received a subscription right (the “Subscription Right”), exercisable from time to time to purchase Common Shares from IVN’s treasury at the volume weighted average price of a Common Share on the TSX during the 5 trading days immediately before the applicable date of exercise. Rio Tinto’s entitlement to exercise the Subscription Right was subject to certain limitations, including the Standstill Cap and allowed Rio Tinto to purchase up to 49% of the outstanding Common Shares minus 3.7 million Common Shares. The Subscription Right was exercised in full on August 24, 2011, pursuant to which Rio Tinto acquired 27,896,570 Common Shares, at a price per Common Share of Cdn$18.98 per Common Share for total proceeds of approximately Cdn$529.5 million.

Standstill Cap

The share purchase limitations applicable to Rio Tinto under the Private Placement Agreement were replaced by a new hard cap limitation whereby Rio Tinto could not during the specified period, subject to certain exceptions, acquire any Common Shares or securities convertible into or exercisable for Common Shares if such acquisition would result in Rio Tinto owning more than 49.0% of the outstanding Common Shares assuming the full exercise of the Private Placement Warrants (the “Standstill Cap”). The restrictions imposed on Rio Tinto pursuant to the Standstill Cap expired on January 18, 2012.

Use of Proceeds

IVN agreed to use all of the proceeds from the 2010 Rights Offering and from the sale of any Common Shares to Rio Tinto pursuant to the exercise of the Private Placement Warrants, the Subscription Right or otherwise, other than $180 million, for expenditures in respect of the Oyu Tolgoi Project. IVN further agreed not to use the proceeds from the sale of any of its assets that are unrelated to the Oyu Tolgoi Project to acquire any new assets or to fund any existing projects other than the development of the Oyu Tolgoi Project and its Kyzyl Gold Project, located in Kazakhstan.

Funding Requests

If and when IVN requires further funds for the development of the Oyu Tolgoi Project, it must notify Rio Tinto. After receiving each such notice, Rio Tinto was required to exercise a sufficient number of the remaining Private Placement Warrants, if any, to generate proceeds sufficient to fund expenditures as set out in each such notice. Now that all of the Private Placement Warrants have been exercised, further funding from Rio Tinto that is required for the development of the Oyu Tolgoi Project is by way of drawdown under the Interim Funding Facility.

Oyu Tolgoi Project Financing

Rio Tinto agreed to act in good faith to provide support to IVN as IVN led negotiations with lenders for a comprehensive third party financing package for the Oyu Tolgoi Project (the “OT Project Financing”) of $3.6 billion, unless the parties otherwise agree, with the original goal of having the OT Project Financing in place before June 30, 2011.

Until such time as the OT Project Financing is secured, Rio Tinto will provide IVN a non-revolving interim funding facility of $1.8 billion (the “Interim Funding Facility”) to fund on-going development of the Oyu Tolgoi Project subject to compliance with the terms of the Interim Funding Facility. For more information on the Interim Funding Facility, see “Rio Tinto Transactions — Interim Funding Facility”.

Governance Arrangements

IVN and Rio Tinto have agreed to cause (i) 3 nominees (the “Nominees”) from each of IVN and Rio Tinto to be appointed as the directors of OT LLC reserved for the Company Shareholder Subsidiaries (as defined herein) under the Shareholders’ Agreement, and (ii) the Company Shareholder Subsidiaries to exercise all of their rights under the Shareholders’ Agreement in accordance with instructions given by a newly formed and contractually created governance body (the “RT/IVN Operating Committee”) comprised of 2 Nominees from each of IVN and Rio Tinto, with a Rio Tinto Nominee serving as chairman. IVN and Rio Tinto will instruct their respective

Nominees to vote at OT LLC board meetings as a bloc in accordance with the instructions received from the RT/IVN Operating Committee. All decisions of the RT/IVN Operating Committee, other than decisions in respect of certain defined fundamental matters will require a majority vote of the members with a casting vote of the chairman in the case of a tie. Decisions in respect of these fundamental matters will require a unanimous vote of the members of the RT/IVN Operating Committee.

Oyu Tolgoi Project Management and Exploration

Rio Tinto was granted the right to appoint an affiliate (the “Rio Tinto Manager”) to manage the Oyu Tolgoi Project under the terms of a management agreement (the “OT Governance Agreement”); however, OT LLC will have the right to terminate the OT Governance Agreement in certain circumstances, including, if the Rio Tinto Manager is unable to pay its debts as they become due, causing the Rio Tinto Manager to be unable to perform its obligations under the OT Governance Agreement, if the Rio Tinto Group disposes of a sufficient number of Common Shares such that it ceases to hold a direct and/or indirect beneficial ownership interest in OT LLC of more than 10%, or the Rio Tinto Manager ceases to be a wholly-owned member of the Rio Tinto Group and the situation is not remedied within 60 days after being required in writing to do so.

The Rio Tinto Manager will delegate, by way of sub-contract, management of exploration within the areas covered by the Oyu Tolgoi Project licences, but outside of the “Core Area” of the Oyu Tolgoi Project, to a designated subsidiary of IVN (on a non-exclusive basis). IVN will be responsible for preparing exploration programs and budgets for such exploration, but Rio Tinto will have the right to approve any exploration expenditures in excess of $30 million per year.

Other Oyu Tolgoi Project Matters

IVN has agreed not to sell, transfer or otherwise dispose of or encumber any interest in the Oyu Tolgoi Project without Rio Tinto’s consent before January 18, 2014. In addition, IVN and Rio Tinto have agreed to form a working group to study and consider proposals for power, infrastructure and smelting for the Oyu Tolgoi Project.

Rio Tinto has also agreed to waive the requirement for its consent as described in the HOA to allow IVN to sell its existing NSR entitlement to a third party acquirer without regard to Rio Tinto’s right of first refusal under the Private Placement Agreement, provided that IVN receives gross proceeds of at least $600 million of which at least two-thirds of such proceeds are cash and subject to certain other conditions.

Ivanhoe Board of Directors

Prior to the expiry or termination of the Standstill Cap and subject to certain exceptions, Rio Tinto was not permitted to increase its representation on IVN’s board of directors beyond a number of directors proportionate to its shareholding from time to time. As the Standstill Cap has expired, (i) one incumbent independent IVN director who was not nominated by Rio Tinto, and (ii) two incumbent IVN directors (selected by Robert Friedland and acceptable to Rio Tinto), conditional upon Mr. Friedland continuing to own at least 10% of the Common Shares, may remain as directors of IVN (on a board of 14 directors) and Rio Tinto will exercise its voting power to vote in favour of the election of such directors from time to time until the earlier of January 18, 2014, and the date IVN ceases to be a reporting issuer.

Rio Tinto has also agreed that, as a result of the expiry of the Standstill Cap, at least eight of the fourteen directors will be independent until January 18, 2014.

Shareholder Rights Plan Arbitration and Reservation of Legal Rights

IVN and Rio Tinto agreed to a 6 month suspension period on arbitration for the arbitration proceeding respecting the Shareholder Rights Plan. For more information on the arbitration and its outcome, see “Rio Tinto Transactions — Rio Tinto Arbitration and Termination of Shareholder Rights Plan”.

Rio Tinto agreed not to challenge either the 2010 Rights Offering or Robert Friedland’s financing arrangements to facilitate his participation in the 2010 Rights Offering, as a breach of Rio Tinto’s rights under the Private Placement Agreement or under a shareholders’ agreement (the “RMF Shareholders’ Agreement”) between Rio Tinto and Mr. Friedland, respectively.

Ancillary Matters

Rio Tinto and Mr. Friedland agreed to extend the RMF Shareholders’ Agreement to January 18, 2012. Such agreement has since expired.

Rio Tinto and IVN also agreed to enter, and have subsequently entered, into a name rights agreement with Ivanhoe Capital Corporation which gives Ivanhoe Capital Corporation the right to require IVN to convene a meeting of its shareholders seeking a resolution to change its name to a name other than “Ivanhoe” under certain circumstances, including an Ivanhoe Change of Control (as such term is defined in the Private Placement Agreement).

Rio Tinto Arbitration and Termination of Shareholder Rights Plan

In December 2011, an independent arbitrator upheld Rio Tinto’s claim that the Shareholder Rights Plan violated certain rights granted to Rio Tinto under the Private Placement Agreement. The arbitrator ruled that upon expiry of the Standstill Cap on January 18, 2012, Rio Tinto would have the ability to purchase additional Common Shares beyond its then current holding of 49% without being diluted by the Shareholder Rights Plan, thus enabling Rio Tinto to seek opportunities to increase its holding of IVN to a majority position, which it has subsequently done. The arbitrator also held that if Rio Tinto triggered the Shareholder Rights Plan and thereby became an “acquiring person” (as such term is defined in the Shareholders Rights Plan), the anti-dilution rights granted to Rio Tinto in the Private Placement Agreement would nevertheless continue to apply. The arbitration also dismissed IVN’s counterclaim that alleged that Rio Tinto acted in breach of certain obligations under the Private Placement Agreement.

As a result of the arbitrator’s decision, IVN’s board of directors approved suspending the activation of the Shareholder Rights Plan and, subject to shareholder approval at the 2012 AGM, the termination of such plan.

Interim Funding Facility

Subject to mandatory earlier repayment upon securing the OT Project Financing, the Interim Funding Facility matures, and all principal, interest and other amounts thereunder are due and payable, on December 31, 2013. The Interim Funding Facility bears interest at a rate equal to the daily weighted average of: (i) the interest rate charged from time to time on the on-lending of advances made under the Interim Funding Facility to OT LLC by its shareholders or otherwise; (ii) the rate at which dividends are paid from time to time by OT LLC on preferred shares in the capital of OT LLC, if any, which are purchased with funds advanced under the Interim Funding Facility; and (iii) the rate(s) at which dividends, interest or other periodic payments are made from time to time to any provider of funds to OT LLC which derive from advances made under the Interim Funding Facility.

In December 2011, IVN made its first draw on the Interim Funding Facility and, as of December 31, 2011, a total of $400.7 million had been drawn down under the facility. At as March 29, 2012, $1.104 billion had been drawn down on the Interim Funding Facility.

Agreements with the Government of Mongolia

The parties to the Investment Agreement are the Company, its subsidiary OT LLC, Rio Tinto, and the Government of Mongolia. The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for the Oyu Tolgoi Project, protection of the parties’ investment in the

Oyu Tolgoi Project, the amount and term of the parties’ investment in the Oyu Tolgoi Project, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia.

Effective Date

The Investment Agreement became effective as of March 31, 2010 (the “Effective Date”), following the satisfaction of all conditions precedent to its effectiveness. These conditions included the completion of a number of corporate transactions intended to establish an efficient foundation for the operation of the Oyu Tolgoi Project and the respective interests of the parties, such as tax related restructuring of subsidiaries and conversion of certain exploration licences to mining licences.

Term

The Investment Agreement has an initial term of 30 years from the Effective Date (the “Initial Term”). OT LLC has the right, exercisable by notice given not less than 12 months prior to the expiry of the Initial Term and subject to the fulfillment of certain conditions, to extend the Initial Term of the Investment Agreement for a further duration of 20 years (the “Renewal Term”).

In order to exercise its right to obtain the Renewal Term, OT LLC must have performed the following obligations during the Initial Term:

•	demonstrated that the Oyu Tolgoi Project has been operated to industry best practice in terms of national and community benefits, environment and health and safety practices;

•	made capital expenditures in respect of the Oyu Tolgoi Project of at least $9 billion;

•	complied in all material respects with its obligations to pay taxes under the laws of Mongolia, as stabilized under the terms of the Investment Agreement;

•

commenced commercial production at the Oyu Tolgoi Project within: (i) 7 years of the Effective Date, or (ii) 5 years from the date of having obtained access to project financing sufficient to fully construct the Oyu Tolgoi Project in accordance with the feasibility study submitted to the Government of Mongolia, whichever is earlier;

•	if, as part of the development of the Oyu Tolgoi Project, OT LLC has constructed, or is constructing, a copper smelter, OT LLC must have constructed or be constructing such smelter in Mongolia;

•

if the development and operation of the Oyu Tolgoi Project has caused any unanticipated and irreversible ecological damage to natural resources in Mongolia, OT LLC must have paid compensation based on the value of any such permanently damaged natural resources in accordance with the applicable laws of Mongolia; and

•	within 4 years of having commenced commercial production at the Oyu Tolgoi Project, secured the total power requirements for the Oyu Tolgoi Project from sources within the territory of Mongolia.

Investment Protection

The Investment Agreement confirms OT LLC’s rights to market, sell and export mineral products from the Oyu Tolgoi Project at international market prices and to freely expend and repatriate its sale proceeds in Mongolian togrogs and foreign currencies. It also conveys legal protection on investments and procedural protection from expropriation.

Taxes, Royalties and Fees

Throughout the Initial Term and the Renewal Term, if any, all taxes payable by OT LLC will remain stabilized. The annual corporate income tax rate will be stabilized at 10% on all sums earned up to 3 billion togrogs

(approximately $2.1 million). All taxable income earned in excess of 3 billion togrogs will be taxed at the rate of 25%. In addition to corporate income tax, the following taxes have been stabilized: customs duties; value-added tax; excise tax (except on gasoline and diesel fuel purchases); royalties (at 5% of gross sales value); mineral exploration and mining licence payments (at $15 per ha); and immovable property tax and/or real estate tax.

The previously existing Windfall Profits Tax was eliminated with effect as of January 1, 2011. Taxation on dividends and other forms of income have also been stabilized.

Project Financing and Commercial Production

OT LLC has agreed to secure (or have made available to it), within 2 years of the Effective Date, sufficient financing facilities on terms reasonably acceptable to it, including in respect of guarantees, security or other support, to enable the full and complete construction of the Oyu Tolgoi Project as described in the feasibility study submitted to the Government of Mongolia.

OT LLC is required to achieve commencement of commercial production from the Oyu Tolgoi Project within 5 years of having secured (or having made available to it) the financing necessary to enable the full and complete construction of the Oyu Tolgoi Project. Commencement of commercial production will be evidenced by the achievement of 70% of planned concentrator throughput based on design capacity at that stage of construction for the Oyu Tolgoi Project, for a continuous period of 30 days.

Infrastructure

All roads, pipelines and other transportation infrastructure funded or constructed by OT LLC or its affiliates in connection with implementation of the Oyu Tolgoi Project are required to be constructed to a standard necessary to meet the specific requirements of the Oyu Tolgoi Project only. OT LLC may provide the public, the Government of Mongolia and third parties access to certain infrastructure and/or services, provided such access does not interfere with the operation of the Oyu Tolgoi Project. In addition, OT LLC may recover costs by way of payments or collection of tolls from those persons or entities using such infrastructure and/or services.

OT LLC is permitted to construct a road between the Oyu Tolgoi Project site and the Gashuun Sukhait border crossing with China. OT LLC may deduct the road construction expenses from its annual taxable income. The Government of Mongolia will be responsible for the maintenance of the road and the collection of road use fees from any third party users. OT LLC will be exempt from any such road user fees.

OT LLC has the right to access, and to use, self-discovered water resources for any purpose connected with the Oyu Tolgoi Project during the life of the Oyu Tolgoi Project, including construction, commission, operation and rehabilitation of the Oyu Tolgoi Project. OT LLC is required to pay fees for its water use but such fees must be no less favourable than those payable from time to time by other domestic and international users, must take into account the quantity and quality of the water removed and consumed, and will be treated as a deductible expense from OT LLC’s taxable income.

Smelter

OT LLC has agreed that, within 3 years of commencing commercial production from the Oyu Tolgoi Project, it will, if requested by the Government of Mongolia, prepare a research report on the economic viability of constructing and operating a copper smelter in Mongolia to process the mineral concentrate derived from the Oyu Tolgoi Project. If a smelter is to be constructed for the Oyu Tolgoi Project, OT LLC has agreed to build such smelter in Mongolia and to offer all gold bullion produced at such smelter to the Mongol Bank, subject to reasonable commercial terms and prevailing international prices.

Power Supply

During the construction period of the Oyu Tolgoi Project and until the 4 year anniversary after the Oyu Tolgoi Project attains commercial production, OT LLC will have the right to import electric power from sources outside

Mongolia, including China. Within 4 years of having commenced commercial production, OT LLC will be required to secure all of its power requirements for the Oyu Tolgoi Project from a domestic Mongolian source.

Local Communities

OT LLC has agreed that it will conduct, implement, and update, from time to time, socio-economic impact assessments, socio-economic risk analyses, multi-year community plans, community relations management systems, policies, procedures and guidelines, and mine closure plans, all of which shall be produced with community participation and input and be consistent with international best practices. OT LLC will also conduct community development and education programs.

OT LLC will prioritize the training, recruiting and employment of citizens from local communities for the Oyu Tolgoi Project, giving specific preference to the citizens of Umnugovi Aimag. Once the Oyu Tolgoi Project attains commercial production, 90% of the Oyu Tolgoi Project workforce must be Mongolian nationals. OT LLC must use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within 5 years, increasing to 70% after 10 years.

Other

The Investment Agreement also includes environmental protection provisions, by which OT LLC will implement an environmental protection plan and provide to the Government of Mongolia an independent report on progress every 3 years.

Any dispute that is not resolved through negotiation will be resolved by binding arbitration in accordance with the procedures under the Arbitration Rules of the United Nations Commission on International Trade Law, as in force at the time of the dispute.

Shareholders’ Agreement

Concurrent with the execution of the Investment Agreement, OT LLC and two indirect, wholly-owned subsidiaries of the Company through which the Company holds its interest in OT LLC (the “Company Shareholder Subsidiaries”), entered into the Shareholders’ Agreement with Erdenes. The Shareholders’ Agreement contemplates the basis upon which the Government of Mongolia will, through Erdenes, acquire an initial 34% equity interest in the Oyu Tolgoi Project through a shareholding in OT LLC and provides for the respective rights and obligations of the parties as shareholders of OT LLC.

On June 9, 2011, IVN announced that the parties to the Shareholders’ Agreement amended the interest payable terms under such agreement by entering into the Amended Shareholders Agreement. Specifically, the interest rate to be applied to the repayment of the Government of Mongolia’s share of the costs for amounts incurred after January 31, 2011 was reduced to LIBOR plus 6.5%, down from the previous rate of 9.9%, adjusted for United States Consumer Price Index. The interest-rate adjustment was made at the government’s request, taking into consideration the higher costs of capital that prevailed in 2009 following the global economic crisis.

Ownership of OT LLC

Under the terms of the Shareholders’ Agreement, within 14 days of the Effective Date OT LLC issued Erdenes that number of common shares of OT LLC (“OT Shares”) that, upon issuance, represented 34% of the then issued and outstanding OT Shares. If OT LLC exercises its right under the Investment Agreement to obtain the Renewal Term, Erdenes shall have the option to acquire additional OT Shares to increase its shareholding in OT LLC to 50%. Erdenes’ shareholding of OT LLC may not be diluted by the issue of new OT Shares without its consent.

Management of Oyu Tolgoi Project

OT LLC’s board of directors is authorized to appoint a management team for the Oyu Tolgoi Project, which may include the Company, Rio Tinto or one or more affiliates of the Company or Rio Tinto. Under the HOA, the Company agreed to the appointment of the Rio Tinto Manager, subject to an acceptable management agreement being finalized with OT LLC. The Rio Tinto Manager will be responsible for the day-to-day operations of OT LLC and the Oyu Tolgoi Project and will report to OT LLC’s board of directors on a quarterly basis. A management services payment will be payable to the Rio Tinto Manager equal to 3% of the Oyu Tolgoi Project’s operating and capital costs incurred prior to the commencement of commercial production and 6% thereafter. This management services payment will be shared, as to 50%, by the Company and its affiliates and, as to 50%, by Rio Tinto and its affiliates. For more information on the management of the Oyu Tolgoi Project, see “Rio Tinto Transactions — HOA — Governance Arrangements”.

Election of Directors

Appointment of directors as between the Company Shareholder Subsidiaries and Erdenes is divided pro rata based on their respective shareholdings. The Company Shareholder Subsidiaries will have the right to nominate 6 directors and Erdenes will be entitled to nominate 3 directors. Under the HOA, the Company and Rio Tinto agreed that the 6 directors nominated by the Company Shareholder Subsidiaries will be comprised of 3 nominees from each of the Company and Rio Tinto. See “Rio Tinto Transactions — HOA — Governance Arrangements”.

Existing Shareholder Loans and Cash Calls

All funds advanced to OT LLC prior to the Effective Date by the Company, Rio Tinto or any of their respective affiliates in relation to the Oyu Tolgoi Project, including interest thereon (collectively, the “Existing Shareholder Loans”), are repayable prior to any dividend distributions to the shareholders of OT LLC, as discussed below.

The management team of OT LLC may request that the shareholders of OT LLC contribute funds (“Called Sums”) in proportion to their respective share ownership interests in OT LLC to meet the projected cash requirements of OT LLC under the Oyu Tolgoi Project programs and budgets approved by the board of directors. The Company Shareholder Subsidiaries have agreed to fund Erdenes’ portion of Called Sums (the “Government Debt”), with interest accruing as set out below, unless Erdenes is able to fund its portion of the Called Sum from external sources.

During the period commencing on the 21st day after the Effective Date and ending 3 years after the commencement of commercial production from the Oyu Tolgoi Project (the “Funding Period”), the Company Shareholder Subsidiaries will be responsible for all contributions of Called Sums, including those otherwise payable by Erdenes. The Company Shareholder Subsidiaries will determine what method or methods of finance will apply in respect to those contributions, including by way of a combination of debt and/or common shares, provided the debt to equity ratios fall within a 3:1 ratio, as required by applicable Mongolian law. The Company Shareholder Subsidiaries will, however, be required to consult with Erdenes prior to effecting any financing plan.

After the Funding Period, Erdenes has the option of contributing to any required funding but is not obligated to do so. Regardless of whether or not Erdenes contributes funding, its shareholding in OT LLC cannot be diluted. If Erdenes elects not to fund its proportionate share, the Company Shareholder Subsidiaries have the right to meet the full funding requirement in a similar manner as to the initial funding and Erdenes’ proportionate share of the requested funding will be added to the Government Debt.

Each of the Government Debt and the Existing Shareholder Loans for amounts incurred after January 31, 2011 will be charged interest at a rate of LIBOR plus 6.5%, down from the previous rate of 9.9%, adjusted for the US Consumer Price Index, which continues to apply for amounts incurred prior to January 31, 2011.

Payment of Dividends

All principal and interest outstanding on Government Debt and the Existing Shareholder Loans must be paid in full prior to the payment of any dividends to the shareholders of OT LLC. Subject to the foregoing, if OT LLC has profits available for distribution in respect of any completed financial year, OT LLC’s board of directors will declare that at least 50% of those profits must be distributed by way of cash dividends within 3 months after the end of that financial year, subject to the retention of reasonable and proper reserves for OT LLC’s future cash requirements (including potential expansions, working capital, and the maintenance of funds for capital costs and other actual or contingent liabilities).

Transfer of Shares of OT LLC to Third Parties

No shareholder of OT LLC may dispose of any of their shares to a third party without first offering such shares to the other shareholders of OT LLC on equivalent commercial terms as those offered by the relevant third party.

T-Bill Purchase Agreement

Concurrent with the Investment Agreement, OT LLC also entered into the T-Bill Purchase Agreement with the Government of Mongolia pursuant to which OT LLC agreed to purchase from the Government, in instalments, three discounted treasury bills (the “T-Bills”) with an aggregate face value of $287.5 million for an aggregate purchase price of $250 million.

Originally, the T-Bills were to be purchased in three separate instalments, with each purchase triggered by the attainment of a defined milestone. The initial T-Bill, with a face value of $115 million, was purchased on October 20, 2009 for $100 million. Rather than purchase a second T-Bill, with a face value of $57.5 million, the Government of Mongolia proposed, and the Company agreed, that the purchase price otherwise payable for the second T-Bill ($50 million) could be made as a prepaid tax instalment (“First Prepayment”). In addition, the parties also tentatively agreed that the final T-Bill having a face value of $115 million and a purchase price of $100 million, may similarly be treated as a tax prepayment (the “Final Prepayment”). On June 9, 2011, the Company announced that it completed the Final Prepayment.

The annual rate of simple interest on the outstanding T-Bill is 3%. The first T-Bill will become immediately repayable to OT LLC on the 5 year anniversary of its issuance, as applicable, subject to accelerated maturity on a material breach of the Investment Agreement by Erdenes or the Government of Mongolia or upon termination of the Investment Agreement. The First Prepayment and the Final Prepayment will together accrue at simple interest at a rate of 1.59% after tax computed on the basis of the actual number of days elapsed and a calendar year of 365 days, and will be credited against the Oyu Tolgoi Project’s future taxes and royalties beginning January 2012.

Continued Support of the Investment Agreement by the Government of Mongolia

In September 2011, the Government of Mongolia approached IVN and Rio Tinto in an attempt to renegotiate certain terms of the Investment Agreement that would have accelerated the Government’s right to increase its current 34% interest in the Oyu Tolgoi Project to 50% by purchasing an additional 16% interest at fair market value at some future point in time after IVN and Rio Tinto had recouped their capital investment in the project. In response, IVN and Rio Tinto advised the Government of Mongolia that they were not willing to renegotiate the terms of the Investment Agreement. Following discussions between all three parties, it was agreed by all parties that there would not be a renegotiation of the Investment Agreement, and that the agreement in place would continue unamended.

Risk Factors

The Company is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a description of some of the risks and uncertainties to which the Company is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to the section entitled “INTERPRETATION INFORMATION — Forward-Looking Information” in this AIF.

Rio Tinto, as the holder of a majority of IVN’s Common Shares, has the ability to exert a significant degree of control over the business and affairs of IVN and OT LLC

Rio Tinto owns a majority of IVN’s outstanding Common Shares and can exercise its voting power to elect all of the members of IVN’s board of directors, subject only to the agreed limitations in the HOA. Rio Tinto can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of IVN’s shareholders. The HOA also provides for a series of negative covenants that limit actions that IVN can take and transactions in which IVN can participate without Rio Tinto’s approval. Rio Tinto also has, among other rights, the Right of First Offer, which expires on October 24, 2012, in respect of any equity financing that IVN proposes to undertake, other than certain specified exempt transactions and a right of first refusal with respect to any proposed disposition by IVN of an interest in the Oyu Tolgoi Project. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions”.

Rio Tinto is also able to exert a significant degree of control over the management, development and operation of the Oyu Tolgoi Project through a series of governance mechanisms established under the Private Placement Agreement and the HOA. These include the Technical Committee established under the Private Placement Agreement, through which Rio Tinto controls development programs and budgets, and the RT/IVN Operating Committee established under the HOA, through which Rio Tinto is able to control decisions respecting the business of OT LLC subject to an IVN veto in respect of certain fundamental matters. The HOA also entitles Rio Tinto to manage the Oyu Tolgoi Project.

The interests of Rio Tinto and the interests of IVN’s other shareholders are not necessarily aligned in all respects and there can be no assurance that Rio Tinto will exercise its rights as IVN’s majority shareholder and its other contractual rights under the Private Placement Agreement and the HOA in a manner that is consistent with the best interests of IVN’s other shareholders.

There can be no assurance that IVN will be capable of raising the additional funding that it needs to complete the development of the Oyu Tolgoi Project

Timely development of the Oyu Tolgoi Project depends upon IVN’s ability to maintain an adequate and reliable source of funding. IVN’s existing financial resources are insufficient to meet all anticipated development expenditures required to advance the Oyu Tolgoi Project to the commencement of commercial production and IVN will require access to additional sources of funding during 2012 in order to maintain the project’s current development schedule. The scale of the Oyu Tolgoi Project is such that a significant amount of financing is required. Such financing would typically be sought from debt and equity capital markets. A comprehensive financing plan for the completion and start-up of the Oyu Tolgoi Project, which includes three basic elements: project finance, bridge finance and equity, has been conditionally approved and discussions aimed at finalizing and implementing the plan are currently underway.

In addition, volatility in debt and equity capital markets and other factors may adversely affect IVN’s ability to implement a comprehensive financing plan particularly as it relates to interim and project finance. IVN operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders. Failure to obtain sufficient additional financing would likely have a materially adverse impact on IVN’s ability to maintain the current development schedule for the Oyu Tolgoi Project and could jeopardize IVN’s ability to meet its contractual commitments to third parties in respect of the Oyu Tolgoi Project, including those in respect of the Investment Agreement and the Amended Shareholders’ Agreement. IVN may be able to partially mitigate the risk of failing to obtain additional financing by selling some or all of its non-core assets but there is no assurance that the proceeds of any such sale would be sufficient to meet all Oyu Tolgoi Project expenditure requirements.

IVN’s financing plans may require Rio Tinto’s approval

There are covenants in the HOA that restrict IVN’s ability to incur debt and the Right of First Offer that applies, except in limited circumstances, to equity financing transactions that IVN proposes to undertake. Accordingly, IVN’s ability to implement those aspects of its comprehensive financing plan involving project financing and bridge financing is dependent on approvals from Rio Tinto. Equity financing does not require Rio Tinto’s approval but may be subject to Rio Tinto’s Right of First Offer, which right expires on October 24, 2012. Rio Tinto’s Right of First Offer may operate to delay IVN’s ability to complete an equity financing and such delays may become protracted if IVN and Rio Tinto disagree as to how the Right of First Offer should operate or whether the Right of First Offer applies to a particular type of equity financing transaction.

Although IVN and Rio Tinto are currently engaged in discussions aimed at finalizing and implementing the comprehensive financing plan, which plan has been conditionally approved, Rio Tinto’s ability to effectively veto any and all debt financing transactions proposed by IVN means that any financing plan that is ultimately approved and implemented may be materially different from the comprehensive financing plan that IVN has presented to Rio Tinto for discussion. If Rio Tinto declines to approve a proposal for third party debt financing and, as an alternative, offers to provide its own debt financing, IVN may have no effective alternative than to accept Rio Tinto’s proposal to provide such financing even if the terms proposed are less favourable than those available from a third party. If Rio Tinto declines to approve a proposal for third party debt financing and does not offer to provide any debt financing itself, IVN may not be able to obtain any debt financing at all, which could limit IVN’s financing alternatives to equity capital, the terms of which may be dilutive and otherwise unfavourable, force the sale of non-core assets at potentially distressed prices and otherwise have a material adverse effect on IVN.

The actual cost of developing the Oyu Tolgoi Project may differ materially from IVN’s estimates and involve unexpected problems or delays

The estimates in this AIF regarding the development and operation of the Oyu Tolgoi Project, including the estimated remaining capital cost to first production are estimates only and are based on certain assumptions and analyses made by IVN’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based, are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete the first phase of the Oyu Tolgoi Project may increase, which may have a material adverse impact on IVN and its share price.

There are also a number of uncertainties inherent in the development and construction of any new mine, including the Oyu Tolgoi Project. These uncertainties include:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labour, power and transportation;

•	the annual usage costs to the local province for sand, aggregate and water;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other government permits, and the timing of those permits; and

•	the availability of funds to finance construction and development activities.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that future development activities will result in profitable mining operations.

In the event of a breach by IVN of any of the key terms of the OT Governance Agreement or a number of other material contracts between IVN or its subsidiaries and Rio Tinto or its affiliates, Rio Tinto will be able to accelerate repayments under the Interim Funding Facility

A breach by IVN of any of the key terms of the OT Governance Agreement or a number of other material contracts between IVN or its subsidiaries and Rio Tinto or its affiliates constitutes an event of default under the Interim Funding Facility. Should such an event of default occur, Rio Tinto will be able to demand immediate repayment of any amounts drawn by IVN under the Interim Funding Facility, and any further disbursements under the Interim Funding Facility will be immediately and automatically suspended. Further, any event of default under the Interim Funding Facility may trigger cross-defaults and acceleration under the terms of any other instruments of indebtedness or credit facilities that IVN may have outstanding at that time. Under such circumstances, there can be no assurance that IVN’s assets would be sufficient to repay the amounts due in full. Even if repayment is made in full, the Company may be unable to find alternative sources of financing or may be forced to raise funds from alternative sources on less favourable terms, which may have a material adverse impact on IVN and its share price.

Lack of sufficient sophisticated electrical power and transportation infrastructure in proximity to IVN’s material properties could adversely affect mining feasibility

The Oyu Tolgoi Project is located in an extremely remote area in the South Gobi region of Mongolia, which currently lacks basic infrastructure, including sources of electrical power, housing, food and transport necessary to develop and operate a major mining project. While the Oyu Tolgoi Project has established the limited infrastructure, including diesel-generated power, necessary to conduct its current exploration and development activities, substantially greater sources of electrical power, physical plant and transportation infrastructure in the area will need to be established before mining operations are conducted at the Oyu Tolgoi Project. In addition, satisfactory agreements for the purchase of electrical power will have to be entered into, and any necessary government approvals or licences obtained.

Lack of availability of the means and inputs necessary to establish such infrastructure may adversely affect mining feasibility. Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and cooperation from international, national and regional governments, none of which can be assured.

The Investment Agreement recognized that the reliable supply of electrical power is critical to the Oyu Tolgoi Project. The agreement also confirmed that IVN has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to 4 years after Oyu Tolgoi begins commercial production. The agreement established that (i) IVN has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi region to supply Oyu Tolgoi, and (ii) all of the project’s power requirements would be sourced from within Mongolia no later than 4 years after the start of commercial production.

OT LLC is proceeding with arrangements to ensure that electrical power from China will be available for the start of initial production that is expected in the third quarter of 2012. In early March 2012, Chinese contractors began construction of the power line and switching station as part of the 87km link in the 220-kilovolt power transmission line to be built from the electrical distribution grid in Inner Mongolia, China, to the China-Mongolia border. The construction of the transmission towers along the 95km section of the power line from the Oyu Tolgoi mine site to the Mongolian-China border was completed in October 2011.

A separate power-purchase agreement establishing a supply arrangement between Mongolian and Chinese authorities is required before Chinese electrical power can be imported into Mongolia. OT LLC will be a party to any agreement for the purchase and supply of electrical power.

Subject to negotiations and a final agreement, the commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi mine site by the third quarter of 2012. In the meantime, additional diesel-powered generating capacity is being provided with expansion planned for April 2012 to meet the project’s more immediate requirements during the remaining stages of construction.

In November 2011, the Government of Mongolia provided OT LLC with a cabinet resolution allowing for the future construction by OT LLC of a coal-fired power plant in Mongolia dedicated to the Oyu Tolgoi Project. Such a plant would require certain Government of Mongolia permits, the negotiation of commercial agreements with the Government of Mongolia and coal suppliers, and the arrangement of financing for the accelerated construction. If the establishment of a dedicated power plant is required for the early production at Oyu Tolgoi, the required revisions to the construction schedule for the Oyu Tolgoi Project could adversely affect the project’s ability to achieve the planned start of commercial production in 2013. Although construction of a power plant is expected as part of the Oyu Tolgoi Project’s future development, there is no provision for a plant in the current capital cost estimates for 2012, and the financing that would be required for such a plant is not contemplated as part of the Company’s current financing plan. The HOA provides that if construction of a 50 megawatt, or greater, power plant was started before January 1, 2015, the construction would be funded by loans from Rio Tinto, with 40% of the outstanding balance to be repaid in 2015 and the remainder in 2016.

IVN may be limited in its ability to enforce the Investment Agreement against Mongolia, a sovereign government

The Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of the Oyu Tolgoi Project. The Investment Agreement also includes an arbitration clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement, there may be limitations on IVN’s ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Investment Agreement, IVN could be deprived of substantial rights and benefits arising from its investment in the Oyu Tolgoi Project with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Such an outcome would have a material adverse impact on IVN and its share price.

The Investment Agreement includes a number of future covenants that may be outside of the control of IVN to complete

The Investment Agreement commits IVN to perform a number of obligations in respect of the development and operation of the Oyu Tolgoi Project. While performance of many of these obligations is within the effective control of IVN, the scope of certain obligations may be open to interpretation. The performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of IVN. For example:

•

OT LLC is obligated to deliver a financing notice to the Government of Mongolia 2 years following the Effective Date of the Investment Agreement and to commence commercial production within 5 years after delivery of the notice. of securing such financing. There is a risk that unanticipated construction delays or other unforeseen development problems may cause delays in commencement of commercial production or that unforeseen mining or processing difficulties are encountered that prevent OT LLC from attaining the required commercial production levels.

•

IVN is obligated to utilize only Mongolian power sources within four years of commencing commercial production. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers.

•

Mongolian nationals must represent at least 90% of the Oyu Tolgoi Project work force once commercial production is attained and 50% of the Project’s engineers must be Mongolian nationals within five years, increasing to 70% after 10 years. While IVN has a plan for achieving these targets, success in doing so is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within IVN’s control.

•

IVN is obligated to use Mongolian services, transportation and freight facilities on a priority basis. Such services and facilities may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

•

OT LLC has community development commitments and social responsibility obligations. There is a risk that OT LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow OT LLC to meet its commitments under the Investment Agreement.

•

The extension of the term of the Investment Agreement from thirty years to fifty years is subject to a number of conditions, including IVN having demonstrated that the Oyu Tolgoi Project has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that IVN and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite IVN’s best efforts, such provisions are not necessarily within its control and non-fulfilment may result in default under the Investment Agreement. Such a default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on IVN and its share price.

The Oyu Tolgoi Project is operated as a corporate/government joint venture and is subject to joint venture risk

Although the Shareholders’ Agreement contemplates that IVN will maintain a controlling interest in the Oyu Tolgoi Project, the Government of Mongolia also holds a significant stake in what is effectively a corporate joint venture involving a government entity. In addition, a portion of the Oyu Tolgoi Project property is held subject to the Entrée Joint Venture. As such, the Oyu Tolgoi Project is, to a certain extent, a joint venture within a joint venture. Therefore, IVN will be subject, on multiple levels, to all of the risks to which participants in mining joint ventures are typically exposed. Such risks include the potential for disputes respecting development, operation and financing matters resulting from differing levels of sophistication in relevant business and technical matters, inequality of bargaining power and incompatible long-term strategic and economic objectives.

The Government of Mongolia T-Bill may remain illiquid beyond the stated maturity date

On October 20, 2009, as an adjunct to the Investment Agreement, OT LLC purchased the T-Bill from the Government of Mongolia, with a face-value of $115.0 million, for $100.0 million. The T-Bill will mature on October 20, 2014. Mongolia continues to maintain a relatively high level of debt and, as such, its debt securities carry a higher level of risk than similar securities issued by countries with lower debt and more developed economies. There is no assurance that IVN will be able to readily convert the T-Bill into cash upon the stated maturity date, and the inability to do so could have a material adverse impact on the Company’s cash position, which may have a material adverse impact on the Company and its share price.

The disclosed resource and reserve estimates for the IVN Group’s projects disclosed in this AIF are estimates only and are subject to change based on a variety of factors, some of which are beyond the IVN Group’s control. IVN’s actual production, revenues and capital expenditures may differ materially from these estimates.

The disclosed estimates of reserves and resources in this AIF, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from IVN’s mining projects may render the mining of ore reserves uneconomical and affect IVN’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially the IVN Group’s reserves and resources. Should such reductions occur, material write downs of IVN’s investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained metals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in this AIF are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on IVN and its share price.

Mining projects are sensitive to the volatility of metal prices

The long-term viability of the Oyu Tolgoi Project depends in large part on the world market prices of copper and gold. The market prices for these metals are volatile and are affected by numerous factors beyond IVN’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies.

The aggregate effect of these factors on metals prices is impossible to predict. Should prevailing metal prices remain depressed or below variable production costs of IVN’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of IVN’s mining, development and exploration activities. IVN would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of IVN’s reserves and resources. These factors could have an adverse impact on IVN’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on IVN and its share price.

The following table sets forth for the periods indicated: (1) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound; and (2) the high, low and average London afternoon fixing prices for gold.

Year	Copper			Gold
	High	Low	Average	High	Low	Average
2007	$3.77	$2.37	$3.23	$841	$604	$695
2008	$4.08	$1.26	$3.15	$1,011	$713	$872
2009	$3.33	$1.38	$2.34	$1,213	$810	$972
2010	$4.42	$2.76	$3.42	$1,421	$1,058	$1,225
2011	$4.62	$3.05	$4.00	$1,895	$1,324	$1,575

IVN’s ability to carry on business in Mongolia is subject to legal and political risk

IVN is subject to legal and political risks in Mongolia.

The Ovoot Tolgoi Project is not covered by the Investment Agreement. SouthGobi holds its interest in its Mongolian mineral exploration and development projects indirectly through mining licences and exploration licences, and the rights with respect to those activities may be subject to changes in legislation or government regulations or changes in political attitudes within Mongolia.

There can be no absolute assurance that IVN’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of IVN’s mining projects, including its ability to access power, transport and sell its product and access construction labour, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of IVN’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement may take considerable time to enforce, this risk applies to the Oyu Tolgoi Project despite the provisions of the Investment Agreement respecting nationalization and expropriation. Similarly, other projects in Mongolia in which IVN holds a direct or indirect interest that are not covered by the Investment Agreement, such as the Ovoot Tolgoi Coal Project, may be affected in varying degrees by, among other things, government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mineral licences in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs. Although legal title risks in respect of the Oyu Tolgoi Project are expected to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which IVN holds its interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of IVN’s rights and obligations. Local institutions and bureaucracies responsible for administrating laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Accordingly, there can be no guarantee that IVN will be able to preserve its property and other interests.

Recent and future amendments to Mongolian laws could adversely affect IVN’s mining rights in the Oyu Tolgoi Project or make it more difficult or expensive to develop the project and carry out mining

The Government of Mongolia has, in the past, expressed its strong desire to foster, and to date protected the development of, an enabling environment for foreign investment. IVN believes that the successful negotiation of the Investment Agreement in respect of the Oyu Tolgoi Project clearly demonstrates the level of commitment of the current government to continue to do so. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to the Minerals Law in 2006. At present, IVN has no reason to believe that the Government of Mongolia intends to sponsor or that Parliament intends to enact amendments to the Minerals Law or other legislation that would be materially adverse to the interests of international investors in Mongolia’s mining sector, including those of IVN. Nevertheless, there can be no assurance that the present government or a future government will refrain from enacting legislation or adopting government policies that are adverse to IVN’s interests or that impair IVN’s ability to develop and operate the Oyu Tolgoi Project, Ovoot Tolgoi or other projects on the basis presently contemplated, which may have a material adverse impact on IVN and its share price.

Under Mongolia’s Resolution 175, the Government of Mongolia may seek contribution or reimbursement from OT LLC for compensation it provides to third parties adversely affected by the Resolution

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi Project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of major mineral projects including the Oyu Tolgoi Project. Most of the land areas designated for special needs are already subject to existing mineral exploration and mining licenses issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licenses. OT LLC has entered into certain consensual arrangements with some of the affected third parties; however, such arrangements have not been completed with all affected third parties. If OT LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are adversely affected by application of Resolution 175, the Government of Mongolia will be responsible for compensating such third parties in accordance with the mandate of Resolution 175. It is not clear at this time, whether the Government will expect some of the compensation necessary to be paid to such third parties to be borne by OT LLC or if it will assume that obligation alone as provided in the Resolution itself. It is also expected but not yet formally confirmed by the Government that any consensual arrangements already in effect or those to be effected in the future with affected third parties by OT LLC will make the application of Resolution 175 unnecessary. To the extent that consensual arrangements are not entered into with affected third parties and the Government of Mongolia seeks contribution or reimbursement from OT LLC for compensation it provides such third parties, the authority of the Government to seek such contribution has not been presented or evaluated the amount of such contribution or reimbursement is not presently quantifiable.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact IVN’s business

Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact IVN’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, IVN is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on IVN’s future cash flows, earnings, results of operations and financial condition, which may have a material adverse impact on IVN and its share price.

IVN is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect IVN

All phases of IVN’s operations are subject to environmental regulations in the various jurisdictions in which it operates. For example, the Oyu Tolgoi Project is subject to a requirement to meet environmental protection obligations. IVN must complete an Environmental Protection Plan and submit it for approval by the Government of Mongolia, and complete a report prepared by an independent expert on environmental compliance every 3 years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect IVN’s operations. Environmental hazards may exist on the properties in which the IVN Group holds interests which are presently unknown to IVN and which have been caused by previous or existing third party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of IVN’s operations. To the extent such approvals are required and not obtained, IVN may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material adverse impact on IVN and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on IVN and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on IVN and its share price.

Previous mining operations may have caused environmental damage at current and former IVN mining projects, and if IVN cannot prove that such damage was caused by such prior operators, its indemnities and exemptions from liability may not be effective

IVN has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at current and former mining projects, including at the Kyzyl Gold Project in Kazakhstan and the Cloncurry Tenements in Australia. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by IVN’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on IVN and its share price.

IVN’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements

IVN conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. The subsidiaries’ ability to pay dividends or make other distributions to IVN is also subject to their having sufficient funds to do so. IVN notes that its cash and cash equivalents at December 31, 2011, included SouthGobi’s balance of $123.6 million and Ivanhoe Australia’s balance of $170.3 million, which amounts were not available for IVN’s use. If the subsidiaries are unable to pay dividends or make other distributions, IVN’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, IVN may lose all or a portion of its investment in that subsidiary. IVN will be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on IVN and its share price.

There can be no assurance that the interest held by IVN in its exploration, development and mining properties is free from defects or that material contractual arrangements between IVN and entities owned or controlled by foreign governments will not be unilaterally altered or revoked

IVN has investigated its rights to explore and exploit its various properties, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of IVN. There can also be no assurance that IVN’s rights will not be challenged or impugned by third parties. IVN has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to IVN or at all, which may have a material adverse impact on IVN and its share price.

Competition for new mining properties by larger, more established companies may prevent IVN from acquiring interests in additional properties or mining operations

Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, IVN may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that IVN will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

IVN does not expect to pay dividends for the foreseeable future

IVN has not paid any dividends to date and it does not intend to declare dividends for the foreseeable future, as it anticipates that it will reinvest future earnings, if any, in the development and growth of the Oyu Tolgoi Project and its business generally. Therefore, investors will not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. IVN cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity should not purchase Common Shares.

There is no assurance that IVN will be capable of consistently producing positive cash flows

IVN has paid no dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. IVN has not, to date, produced positive cash flows from operations, and there can be no assurance of its ability to operate its projects profitably. While IVN may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that IVN will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs, which may have a material adverse impact on IVN and its share price.

There is no guarantee that any exploration activity will result in commercial production of mineral deposits

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of IVN’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of IVN.

IVN cannot insure against all of the risks associated with mining

Exploration, development and production operations on mineral properties involve numerous risks and hazards, including:

•	rock bursts, slides, fires, earthquakes or other adverse environmental occurrences;

•	industrial accidents;

•	labour disputes;

•	political and social instability;

•	technical difficulties due to unusual or unexpected geological formations;

•	failures of pit walls, shafts, headframes, underground workings; and

•	flooding and periodic interruptions due to inclement or hazardous weather condition.

These risks can result in, among other things:

•	damage to, and destruction of, mineral properties or production facilities;

•	personal injury;

•	environmental damage;

•	delays in mining;

•	monetary losses; and

•	legal liability.

It is not always possible to obtain insurance against all such risks and IVN may decide not to insure against certain risks as a result of high premiums or other reasons. The incurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on IVN’s financial conditions, results of operations and cash flows and could lead to a decline in the value of the securities of IVN. IVN does not maintain insurance against political or environmental risks, which may have a material adverse impact on IVN and its share price.

IVN is exposed to risks of changing political stability and government regulation in the countries in which it operates

IVN holds mineral interests in countries, which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of IVN and may adversely affect its business. IVN’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. IVN’s operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where IVN is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of many of the countries in which IVN operates also contain inconsistencies and contradictions. Many of them are structured to bestow on government bureaucrats substantial administrative discretion in their application and enforcement with the result that the laws are subject to changing and different interpretations. As such, even IVN’s best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats, which may have a material adverse impact on IVN and its share price.

IVN’s prospects depend on its ability to attract and retain key personnel

Recruiting and retaining qualified personnel is critical to IVN’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. IVN believes that it has been successful in recruiting excellent personnel to meet its corporate objectives but, as IVN’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although IVN believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success. In addition, IVN believes that the loss of key personnel could materially adversely affect its operations.

Certain directors of IVN are directors or officers of, or have significant shareholdings in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with IVN

Certain of the directors of IVN are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which IVN may participate, the directors of IVN may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. This includes the individuals nominated by Rio Tinto to serve on IVN’s board of directors. Subject to the provisions of the HOA, Rio Tinto is entitled to nominate a number of directors to IVN’s board of directors proportionate to its level of ownership of IVN’s issued and outstanding Common Shares from time to time. Certain of these nominees are or may be directors or officers of, or have significant shareholdings in, Rio Tinto Group companies or other mineral resource companies and, to the extent that such companies may engage in business relationships with IVN, the directors of IVN appointed by Rio Tinto may have conflicts of interest in negotiating and concluding terms of such relationships. In all cases where directors and officers have an interest in another resource company, such other companies may also compete with IVN for the acquisition of mineral property rights.

In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of IVN and will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, IVN will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with IVN’s governing corporate statute, the YBCA, the directors of IVN are required to act honestly, in good faith and in the best interests of IVN. In determining whether or not IVN will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to IVN, the degree of risk to which IVN may be exposed and its financial position at that time.

Capital markets are volatile

Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely affect the market price of IVN’s securities.

If IVN is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect IVN’s access to, and cost of, capital. If these credit markets were significantly disrupted, as they were in 2007 and 2008, such disruptions could make it more difficult for IVN to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to IVN or at all, which may have a material adverse impact on IVN and its share price.

IVN is subject to the U.S. Foreign Corrupt Practices Act, (the “FCPA”)

IVN is subject to the FCPA, which prohibits IVN or any officer, director, employee or agent of IVN or any stockholder of IVN acting on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. IVN’s international activities create the risk of unauthorized payments or offers of payments by IVN’s employees, consultants or agents, even though they may not always be subject to IVN’s control. IVN discourages these practices by its employees and agents. However, IVN’s existing safeguards and any future improvements may prove to be less than effective, and IVN’s employees, consultants and agents may engage in conduct for which IVN might be held responsible. Any failure by us to adopt appropriate compliance procedures and ensure that IVN’s employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on IVN’s ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on IVN and its share price.

IVN may become a passive foreign investment company (“PFIC”), which could have adverse U.S. federal income tax consequences to United States Holders of Common Shares

Based on the value of its assets and the scope of its current and projected operations, IVN believes that it is not a PFIC for U.S. federal income tax purposes, and does not expect to become a PFIC in the future. However, the determination of IVN’s PFIC status for any year is very fact-specific, and is dependent on continued operations by SouthGobi, the value of IVN’s resources and reserves, legal and political risks, and other factors beyond IVN’s control. Accordingly, there can be no assurance in this regard, and it is possible that IVN may become a PFIC in the current taxable year or in future years. If IVN is classified as a PFIC, United States Holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on IVN and its share price.

IVN urges U.S. investors to consult their own tax advisers regarding the possible application of the PFIC rules, and the potentially adverse consequences to United States Holders of Common Shares.

IVN holds substantial funds in cash and cash equivalents and there is a risk that financial market turmoil or other extraordinary events could prevent IVN from obtaining timely access to such funds or result in the loss of such funds

IVN currently holds substantial investments in cash and cash equivalents, including treasury bills, money market funds and bank deposits. Management has adopted a conservative investment philosophy with respect to such funds, as IVN may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents IVN from accessing its cash and cash equivalent investments. Such an event could, in the case of delayed liquidity, have a negative impact on implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

DESCRIPTION OF THE BUSINESS

Overview

The Oyu Tolgoi Project has been identified as a mineral project on a property that is material to IVN. The properties on which the Ovoot Tolgoi Coal Project in Mongolia, the Osbourne Project, the Merlin Project and the Mount Dore Project, all in Australia and the Kyzyl Gold Project in Kazakhstan are located are not presently regarded as properties that are material to IVN although one or all of them may become material to IVN in the future.

Qualified Persons

Disclosure of a scientific or technical nature in this AIF in respect of the Oyu Tolgoi Project was prepared by or under the overall supervision of Stephen Torr, Vice President, Geoscience of IVN. Mr. Torr is an employee of IVN.

The IDOP Technical Report was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), Aus. I.M.M. of AMC Consultants Pty Ltd. (“AMC”), who was responsible for overall preparation of the report and the mineral reserve estimate of the report; Scott Jackson, B.Sc. (Hons), CFSG, M.Aus.I.M.M., of Quantitative Geoscience Pty Ltd. (“Quantitative Geoscience”), who was responsible for preparation of the mineral resources estimate of the report; Albert Chance, B.App.Sc., Association of Professional Engineers of the Province of British Columbia (no. 16370), an employee of Golder Associates Ltd., who was responsible for the subsection on Open Pit Mine Geotechnical in the report; Jarek Jakubec, C.Eng., an employee of SRK Consulting Inc., was responsible for preparation of the subsection on Underground Mine Geotechnical Sections; and Dean David, B. AppSc (Metallurgy), M Aus.I.M.M., of AMEC Limited, who was responsible for preparation of the sections related to and including processing. The IDOP Technical Report and the summary thereof presented below represents the views of the Oyu Tolgoi Project by IVN and the qualified persons listed above, and not the views of the Rio Tinto Manager or Rio Tinto.

Oyu Tolgoi Project

The information in this section is based on the IDOP Technical Report, in accordance with the requirements of NI 43-101.

Project Description and Location

The Oyu Tolgoi Project is approximately 550km south of Ulaanbaatar, Mongolia’s capital city, and 80km north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that extends over 26km, from the Javkhlant discovery in the south to the Ulaan khud discovery in the north. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit (as discussed below), the Southern Oyu Deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu), and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi Project is operated through IVN’s 66% owned subsidiary, OT LLC. OT LLC, in turn, holds its rights to the Oyu Tolgoi Project through mining licence 6709A (the “OT Licence”), comprising approximately 8,496ha of property. The Government of Mongolia granted the OT Licence to OT LLC in 2003 along with mining licences for three properties identified as mining licences 6708A, 6710A and 6711A. Mining licence 6711A (Ulaan Uul) was relinquished in 2008 due to its distance from the OT Licence (20km) and lack of mineralization. The OT Licence includes the right to explore, develop mining infrastructure and facilities and conduct mining operations on the Oyu Tolgoi Project. When originally granted, the OT Licence had a term of 60 years, with an option to extend the licence for an additional term of up to 40 years. In 2006, the Mongolian parliament passed new mining legislation that changed the term of mining licences to 30 years with two 20 year extensions. It is unclear if this law will be applied retroactively to current licences; although, under the Investment Agreement, OT LLC and the Government of Mongolia agreed that the Investment Agreement would have an initial term of 30 years and be renewable for an additional 20 years.

OT LLC holds an interest in approximately 20,000ha of MEL 15226A (the “Shivee Tolgoi Licence”) and approximately 20,000ha of MEL 15225A (the “Javkhlant Licence”) owned by Entrée. OT LLC holds its rights to the property through the Entrée Joint Venture, pursuant to which OT LLC has an 80% interest in minerals below 560m and a 70% interest in minerals above that point. Conditions to fulfill the Entrée Earn-in Agreement were reached in May 2008 when IVN spent more than $35 million on the properties. Entrée Joint Venture expenditure commitments are in 80-20% proportion, with Entrée having the option of amortizing its commitment against future income. The Shivee Tolgoi and Javkhlant Licences were converted to MELs in October 20091. The Shivee Tolgoi Licence is adjacent to the north of the OT Licence, and Hugo North crosses the property boundary onto the Shivee Tolgoi Licence. The Javkhlant Licence is adjacent to the south of the OT Licence and hosts the Heruga Deposit which crosses the property boundary onto the OT Licence.

OT LLC must pay a yearly per hectare fee to the Mongolian Government in order to maintain the OT Licence in good standing. The licence fees are $15 per hectare per year. The OT Licence property was surveyed by an independent consultant in 2002 and by a qualified Mongolian land surveyor in 2004 to establish the legal boundaries of the OT Licence concession.

Pursuant to the Mongolian Minerals Law, the Mongolian Government assesses a royalty of 5% on the sale value of all minerals mined in the country. IVN holds a 2% NSR royalty over the property covered by the OT Licence (which does not cover the Entrée Joint Venture lands) that was purchased from BHP Minerals International Exploration Inc. (“BHP Exploration”) in 2003.

OT LLC has and continues to study the permitting and approval requirements for the development of the Oyu Tolgoi Project and maintains a permit and licencing register. OT LLC personnel work with the Mongolian authorities and have developed descriptions of the permitting processes and procedures for the Oyu Tolgoi Project permitting in Mongolia. Some permits have already been obtained and others are in the process of being submitted. OT LLC has advised that it expects that all permits can be obtained in a suitable time frame for the project development. Under the terms of the Investment Agreement, a working group consisting of OT LLC and government representatives has been formed to assist in the permitting process.

Government legislation and Infrastructure

On June 8, 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu

[1]	Under the terms of the Investment Agreement, IVN agreed to transfer its interest in the Entrée Joint Venture to OT LLC.

Tolgoi Project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of major mineral projects, including the Oyu Tolgoi Project. Most of the land areas designated for taking for special needs are already subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licenses. OT LLC has entered into certain consensual arrangements with some of the affected third parties; however, such arrangements have not been completed with all affected third parties.

If OT LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are adversely affected by application of Resolution 175, the Government of Mongolia will be responsible for compensating such third party in accordance with the mandate of Resolution 175. It is not clear at this time, whether the Government will expect some of the compensation necessary to be paid to such third parties to be borne by OT LLC or if it will assume that obligation alone. It is also expected, but not yet formally confirmed by the Government of Mongolia, that any consensual arrangements effected with third parties by OT LLC will make the application of Resolution 175 unnecessary. To the extent that consensual arrangements are not entered into with affected third parties and the Government of Mongolia seeks contribution or reimbursement from OT LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable and may be significant.

Environment

Holders of a mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law. These obligations include preparation of a DEIA for mining proposals, submitting an annual environmental protection plan, posting an annual bond against completion of the protection plan and submitting an annual environmental report.

OT LLC has posted environmental bonds to the Mongolian Ministry for Nature and Environment and Tourism (“MNET”) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the development work undertaken at the site. OT LLC pays to the Khanbogd Soum annual fees for water, sand / gravel and land usage.

OT LLC has, through qualified independent consultants, prepared a DEIA for the Oyu Tolgoi Project consisting of three main volumes (as per instructions from the MNET), comprised of the following:

•	Volume I: Oyu Tolgoi to Gashuun Sukhait Road (the “OT-GS Road”);

•	Volume II: Gunii Hooloi Borefield; and

•	Volume III: Mining and Processing Facilities.

Additional separate volumes have been prepared for select facilities, including the raw water supply pipeline, temporary airport, permanent airport, chemicals and the Umdai River diversion. Internally, an additional volume has been produced for the coal fired power plant. Summaries of the status of each of the main DEIA volumes, together with other in progress DEIAs, are given below.

Volume (I): OT-GS Road

The first main DEIA document, for the transport corridor running south of the Oyu Tolgoi Project to the Chinese border, was submitted in April 2004 and approved in May 2004. An amendment to the approved DEIA was submitted in December 2006 to allow for an alternative road alignment to the Chinese border and approved in March 2007. A further amendment DEIA for the OT-GS Road was submitted to the MNET in February 2011 to reflect the changed entrance location to the Oyu Tolgoi Project and reflect new government requirements for paved roads and has been approved by the MNET. A further amendment to the OT-GS Road DEIA report is currently being prepared to reflect road alignment adjustments back to northern mine site entrance and around a border military post as well as updated borrow pit and quarry locations.

Volume (II): Gunii Hooloi Borefield

The second main DEIA document, for the Gunii Hooloi Borefield, was submitted and approved in 2005. This DEIA was amended in January 2011 to reflect updated site water demand estimate and updated hydrogeological understanding and reserve approvals in the Gunii Hooloi Borefield and remains valid.

As a supplementary DEIA to the Gunii Hooloi Borefield volume, the raw water supply pipeline DEIA was approved in March, 2010. An amendment to the raw water supply pipeline DEIA is currently being prepared to reflect updated alignments around tree grove and paleontological findings areas.

Volume (III): Mining and Processing

The third main DEIA document incorporates the results of IDP05, and was first submitted in January 2006. Following review by the Government of Mongolia, the submission was amended in May 2006. An expert committee review of the mine and processing DEIA was completed in September 2006, and further information was submitted in November 2006 to address issues raised. The third volume of the DEIA was approved by the MNET in December 2007. An addendum to the mining and processing DEIA which incorporates ongoing updates that have occurred to the site facilities was prepared and approved in 2011 that reflects ongoing updates to facilities in the mine license area and remains valid.

The Undai River diversion was originally included as part of the approved mine and Processing DEIA approved in December 2007 and, at the request of the MNET, is now being presented in a separate DEIA report. This Undai River diversion DEIA has been prepared and is currently under review by the MNET.

Volume (IV): Coal Fired Power Plant

Power Plant DEIA reports have been prepared and approved by the MNET in 2011 for up to 5 (3 initially) x 150 megawatt coal fired steam power plant located on the OT License.

Volume (V): Airports

The temporary airport DEIA was approved in September 2007 and remains valid. The permanent airport DEIA report was approved by the MNET in 2011 and remains valid.

Volume (VI): Others

A number of supplementary DEIAs have been performed which cover current development work associated with underground Shafts 1 & 2, waste water treatment, diesel power supply, emulsion plant, chemicals import and usage, and the quarry and batch plant have been prepared and approved by the MNET. An addendum to the chemicals DEIA was prepared and has been approved by the MNET in 2011 to reflect new chemicals that have been identified for use during operations.

OT LLC has contracted the Institute of Archaeology at the Mongolian Academy of Science to complete archaeological studies of the Oyu Tolgoi Project. The studies have resulted in the excavation and removal of sites of historical and cultural significance within the Oyu Tolgoi Project area in accordance with the relevant Mongolian laws and customs.

Environmental and Social Impact Assessment

Both environmental and social monitoring activities are ongoing for the Oyu Tolgoi Project. The revised ESIA is planned for completion in April 2012 to International Finance Corporation and European Bank for Reconstruction and Development standards.

The environmental baseline assessment for the project was prepared by drawing upon the wide range of internal and independent studies that have been prepared since 2003. The existing information was reviewed and assessed for accuracy, consistency and validity. Where additional environmental baseline data became available in 2010 before the draft ESIA was produced, these were incorporated into the ESIA. Further data collection studies have been commissioned and started and commitments have been made in the corresponding management plans to ensure that collection of baseline data continues to improve and that the results of ongoing monitoring will be integrated into updated and revised management plans and procedures.

The baseline chapters presented in the ESIA are, necessarily, a summary of an extensive body of research and assessment that has been ongoing over many years.

Accessibility, Climate, Local Resources and Physiography

The Oyu Tolgoi Project is located in the South Gobi region of Mongolia, approximately 550km south of the capital city, Ulaanbaatar. The most prominent nearby community is Dalanzadgad, with a population of approximately 15,000, which is located approximately 220km northwest of the Oyu Tolgoi Project. Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, domestic airport and a 6 megawatt capacity coal-fired power station. The closest community to the Oyu Tolgoi Project is Khanbogd, the centre of the Khanbogd Soum. Khanbogd has a population of approximately 2,500 and is located 35km to the east of the project.

Road access to the Oyu Tolgoi Project follows a well defined track directly south from Ulaanbaatar requiring approximately 12 hours travel time in a four wheel drive vehicle. OT LLC has also developed a 2,000m dirt airstrip within the Oyu Tolgoi property that allows the property to be serviced by a 50 passenger, turbo prop aircraft. Mongolian rail service and a large electric power line lie 350km east of the property at the main rail line between Ulaanbaatar and China. The China-Mongolia border is located approximately 80km south of the Oyu Tolgoi Project. The Chinese Government has upgraded a highway to the Mongolian border, which now provides a direct link between the border south of the Oyu Tolgoi Project to the trans-China railway system.

The South Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. The average annual precipitation is approximately 80mm, 90% of which falls in the form of rain with the remainder as snow. Temperatures range from an extreme maximum of about 36° Celsius to an extreme minimum of about -31° Celsius. The area occasionally receives very high winds accompanied by sand storms that often severely reduce visibility for several hours at a time. OT LLC conducts exploration activities year-round and believes that mining operations can also be run on a year-round basis.

The property ranges in elevation from 1,140m to 1,215m above sea level. The region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats and sheep. The topography largely consists of gravel-covered plains, with low hills along the northern and western borders. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western and southern parts of the property. The topography is amenable to the construction of the necessary infrastructure for mining operations, including tailings storage sites, heap leach pads, waste disposal, and processing plant sites. Seismicity studies related to the property have been conducted and OT LLC has determined that the seismicity of the project area is generally low.

The Mongolian Minerals Law and Mongolian Land Law govern OT LLC’s surface rights on the Oyu Tolgoi Project. Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law. These laws permit licence holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities.

Power sources are currently sufficient for exploration activities. The nearest power line is 350km away, so OT LLC operates a number of diesel generators for camp electrical needs. A small power station consisting of six one megawatt diesel generators has been installed to provide power for sinking a shaft on the property. Additional power sources will need to be developed for mine development and mining operations.

OT LLC is proceeding with arrangements to ensure that electrical power from China will be available for the start of initial production that presently is expected in the third quarter of 2012. In May 2011, the Oyu Tolgoi Project received the final approvals required to proceed with construction of a 220-kilovolt power transmission line from Oyu Tolgoi along a 95km route south to the Mongolia-China international border. In October 2011, the construction of transmission towers along the 95km section of the power line from the Oyu Tolgoi mine site to the Mongolia-China border was completed. In early March 2012, Chinese contractors began construction of the power line switching station as part of the 87km link in a 220-kilovolt power transmission line to be built from the electrical distribution grid in Inner Mongolia, China, to the China-Mongolia border.

A separate electricity purchase agreement establishing a supply arrangement between Mongolian and Chinese authorities is required before power can be imported into Mongolia. OT LLC will be a party to a final power-purchase agreement.

Subject to negotiations and final agreement, commercial arrangements and power purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi site by the third quarter of 2012. In the meantime, additional diesel powered generating capacity has been approved to meet the Oyu Tolgoi Project’s requirements during the remaining stages of construction.

In November 2011, the Government of Mongolia passed a cabinet resolution allowing for the future construction by OT LLC of a dedicated coal fired power plant in Mongolia for the project. Such a plant would require certain Government of Mongolia permits, the negotiation of commercial agreements with the Government of Mongolia and coal suppliers and the arrangement of financing for the accelerated construction. If required for early production at the Oyu Tolgoi Project, construction of a dedicated power plant would impact the project’s construction schedule and adversely affect the project’s ability to achieve the planned start of commercial production in 2013.

OT LLC’s preferred option, whilst still importing power for initial operation is to pursue the accelerated construction of a power station at OT LLC, with construction to commence as soon as all stake-holders are in agreement. OT LLC intends to seek approval from the board for an accelerated program if government permits are approved.

Although construction of a power plant is expected as part of the Oyu Tolgoi Project’s future development, there is no provision for a plant in the current capital cost estimates for 2011 and 2012 and the financing that would be required is not contemplated as part of the Company’s current financing plan. The HOA provided that if construction of a 50 megawatt, or greater, power plant was started before January 1, 2015, the construction would be funded by loans from Rio Tinto, with 40% of the outstanding balance to be repaid in 2015 and the remainder in 2016.

Water is widely available from shallow wells, and is sufficient for exploration purposes. Groundwater supply investigations by independent consultants for the Oyu Tolgoi Project have been ongoing since April 2002. OT LLC has identified three deep sedimentary groundwater systems within 100km of the Oyu Tolgoi Project. Investigative drilling of two of these systems and computer modeling of the systems has now been completed and indicates that these groundwater systems will be able to meet the water demand for a production rate of up to 40 million tpy.

The results of a 2007 drill program indicates that the aquifer is capable of supplying an estimated maximum output of 1,325L/s for 40 years assuming the water drawdown is restricted to the base of the confining layer which is the top of the main aquifer. All of the data related to the assessment of the aquifer potential, as well as a report covering an assessment of the supply potential, was supplied to the Mongolia’s Water Agency in January 2008. In mid November 2008, the Water Agency stated that they would accept a calculation of the groundwater reserve of 870L/s for the Gunii Hooloi Borefield. This rate is almost the same as that used during the design of the wellfield and associated pipeline. Currently, application is being made for a Water Use Contract for the 870L/s usage rate.

History

Exploration of the area indicate that the land comprising the Oyu Tolgoi Project was subject to small scale mining activity in ancient times. However, modern mineral exploration did not begin in earnest in the area until 1996, when the Magma Copper Company Ltd. began a reconnaissance program which examined more than 60 copper occurrences in various parts of Mongolia. In 1996, after BHP Exploration acquired Magma Copper Company Ltd., BHP Exploration continued the reconnaissance program in western and southern Mongolia.

BHP Exploration first visited the area of what is now the Oyu Tolgoi Project in September 1996 as part of its regional reconnaissance program of the South Gobi region. Central Oyu was discovered, followed by a 2 year exploration program of drilling, mapping and geophysics. In 1999, following a review of past results, additional drilling and continued exploration on the property was planned but never carried out. BHP Exploration then offered the properties for joint venture.

IVN originally acquired its interest in the property from BHP Exploration in May 2000 pursuant to an earn-in agreement (the “BHP Earn-in Agreement”). Shortly thereafter, IVN carried out a RC drill program to delineate a chalcocite blanket intersected by one of BHP Exploration’s diamond drill holes. This program consisted of 109 RC holes totalling 8,828m. In 2001, IVN continued the RC drilling program to expand the chalcocite blanket and locate additional supergene resources. IVN also completed three diamond drill holes to test deep hypogene copper and gold potential. One of these holes, OTRCD 150, intersected 508m of chalcopyrite rich mineralization grading 0.81%Cu and 1.17g/t Au, while another hole, OTD159, intersected a 49m thick chalcocite blanket grading 1.17%Cu and 0.21g/t Au and 252m of hypogene covellite mineralization grading 0.61%Cu and 0.11g/t Au.

The diamond drill holes were sufficiently encouraging for IVN to conduct a major follow-up drill program that resulted in the discovery of the Southwest Oyu deposit. In late 2002, drilling in the far northern section of the property, in hole OTD 270, intersected 638m of bornite-chalcopyrite rich mineralization grading 1.61%Cu and 0.07g/t Au starting at a depth of 222m. This marked the discovery of the Hugo Dummett Deposits.

IVN completed the earn-in requirements under the Earn-in Agreement with BHP Exploration by the first quarter of 2002. After certain back-in rights held by BHP Exploration expired, BHP Exploration transferred title to the relevant mineral exploration licences to IVN in the summer of 2002. Pursuant to the BHP Earn-in Agreement, BHP Exploration retained a 2% NSR royalty on production from the Oyu Tolgoi Project. IVN acquired this royalty from BHP Exploration in November 2003 in consideration for the payment to BHP Exploration of $37 million.

In February 2004, a scoping study was prepared for development of the Oyu Tolgoi Project. The scoping study considered mine development options ranging from a 20 year mine life to a 40 year mine life, with all deposits except Hugo North being mined by open pit and Hugo North being mined by block caving.

In 2005, IDP05 was completed. IDP05, a preliminary assessment report, was summarized in a technical report dated October 1, 2005, which was filed with applicable Canadian securities regulatory authorities and is available for review at www.sedar.com. This technical report assessed development alternatives open to IVN and charted an implementation path for developing the Oyu Tolgoi Project. In January 2006, IVN reported an open pit mineral reserve on the Southern Oyu Deposits.

In March 2007, the Hugo North resource estimates were updated and a new technical report for the Oyu Tolgoi Project was completed and filed. In March 2008, resources for the Heruga Deposit were first estimated and a new technical report was completed and filed for the Oyu Tolgoi Project. The Heruga resource estimates were again updated in March 2009, when it was concluded that the resources extended back on to the OT Licence. In June 2010, IDP10 was issued containing updated resources for the Oyu Tolgoi Project and reserves on both the Southern Oyu open pit deposits and the Hugo North Underground deposit.

IDOP was completed in March 2011 and prepared by OT LLC personnel as a complete study of all aspects of the Oyu Tolgoi Project. IDOP updates the current path of development for the initial phases of the Oyu Tolgoi group of deposits (Southern Oyu Pits and Hugo North Underground Lift 1).

In March 2012, IVN filed the IDOP Technical Report, which analyzed a reserve case only and is based on the technical, production and cost information contained in IDOP. IDOP is a prefeasibility quality level study complying with NI 43-101, although some parts of the Oyu Tolgoi Project are further advanced and are at a feasibility level. The disclosure in the IDOP Technical Report meets the requirements of US SEC Industry Guide 7 for reporting mineral reserves. The IDOP Technical Report is an update to the reserve case in IDP10, is based strictly on proven and probable mineral reserves, and is available for review at www.sedar.com.

Geology and Mineralization

The Oyu Tolgoi Project lies near the boundary of the South Mongolian and the South Gobi tectonic units, in the Kazakh Mongol Belt. The Oyu Tolgoi Project area falls within the Gurvansayhan Terrane, which consists of highly deformed accretionary complexes and oceanic island arc assemblages. The area is dominated by a broad corridor of major strike-slip faults, contractional fault and fold belts and fault-controlled Mesozoic sedimentary basins.

The Oyu Tolgoi Project area lies within an east to west trending belt of volcanic and sedimentary rocks of continental margin and island arc affinities. The two major stratigraphic sequences recognised in the project area are a sequence of tuffs, basaltic rocks and sedimentary strata of probable island arc affinity, assigned to the Upper Devonian Alagbayan Formation and an overlying succession containing conglomerates, fossiliferous marine siltstones, sandstones, water lain tuffs and basaltic to andesitic flows and volcaniclastic rocks, assigned to the Carboniferous Sainshandhudag Formation. There is also a thin covering of stratified clays and clay rich gravels of Cretaceous age overlying the two main sequences, infilling paleochannels and small fault-controlled basins.

The Devonian Alagbayan Formation sequence includes four major lithological divisions. The lowest division consists of laminated siltstone and sandstone overlain by an approximately 800m thick augite basalt unit. Overlying is a sequence of volcaniclastic conglomerate/breccias and lapilli tuffs of dacitic composition up to 200m thick. These rocks are commonly strongly altered and host much of the contained mineralization found on the property; the top of the alteration commonly extends up into the conglomerate/lapilli tuff unit. The third division is a carbonaceous siltstone and sandstone unit up to 200m thick.

A major low angle thrust is hosted within the top of the carbonaceous siltstone unit, termed the Contact fault. This separates the lower three divisions with the fourth upper division of the Alagbayan formation — a sequence of basaltic flows and volcaniclastic rocks interstratified with thinly bedded siltstone and massive sandstone averaging up to 600m thick. This unit is commonly overturned and has been transported by thrusting from another location.

The Early Carboniferous Sainshandhudag Formation unconformably overlies the Alagbayan Formation sequence, and consists of a lower tuffaceous sequence, a middle clastic package and an uppermost volcanic sequence. The lowest sequence consists mainly of andesitic lapilli tuff and measures up to 200m in thickness. The intermediate sequence typically shows a progression from a lower conglomerate-sandstone-siltstone dominant unit to an overlying siltstone-water lain tuff unit; total thickness is up to 200m. The uppermost sequence consists of a thick layer of andesitic to basaltic flows and volcaniclastic rocks comprising several subunits; thickness is up to 800m.

Intrusive rocks are common, and range in age from Devonian to Mesozoic. A broad range of dykes and sills intrude the host rocks, of particular significance are Devonian aged quartz monzodiorite intrusions that are genetically linked to the porphyry style mineralization, mineralized QMD intrusions are irregular dyke-like bodies, much larger weakly to unmineralized QMD underlies much of the mineralization and crops out to the west. Biotite granodiorite dykes and sills intrude the axis of the mineralized trend, In the Hugo Dummett deposit area they feed upward into a keel shaped intrusive interpreted to be the bottom of a dacite dome.

There is a complex network of faults, folds and shear zones that cross-cut the project area. A major Devonian aged low angle thrust fault, the Contact fault, is hosted within the carbonaceous siltstone unit of the Alagbayan formation and is of district scale. Other significant faults include the Mesozoic-aged West Bat fault and the East Bat fault, which respectively bound the west and east side of the zone of mineralization constituting the Hugo Dummett Deposits. The Solongo fault is also major, and cuts off the southern end of the outcropping South West Oyu and south Oyu Deposits. To the south of this fault mineralization is deeply buried, with the Heruga Deposit some 4km to the south under about 800m of Devonian rocks.

Heruga Deposit

The Heruga Deposit is at present the southernmost deposit discovered on the Oyu Tolgoi Trend. It is preserved below the Contact fault, a major low angle thrust of district scale significance. 600m to 1000m of Devonian Alagbayan Formation overlie the Contact fault. Below the Contact fault, the porphyry system is intact, with the top of the porphyry related alteration zone commencing 100m to 200m below the fault, usually within conglomerates and tuffs of the lower Alagbayan Formation. Almost all of the deposit is hosted in the underlying augite basalt with some lesser QMD intrusions. The upper part of the deposit comprises a pyritic copper-molybdenum rich zone approximately 200m to 300m thick overlying and partly overlapping with a copper and gold rich zone, this lower zone is similar to that at Southwest Oyu. The alteration at Heruga is typical of gold rich porphyry style deposits, with the upper copper-molybdenum rich zone equated to the molybdenum rich external annuli that commonly partly overlap the copper-gold cores to gold rich porphyry deposits. In the gold zone biotite and magnetite are the main alteration minerals, chalcopyrite and minor bornite accompany the gold, and pyrite contents are low in the gold zone.

Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu Deposits and Hugo Dummett deposits. Some quartz veins show a weak preferred orientation, but in general most occur as stockworks with no visible preferred orientation.

Higher grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock.

Southern Oyu Deposits

The Southern Oyu Deposits consist of a series of deposits known as Southwest Oyu, South Oyu, Central Oyu and Wedge. These deposits form contiguous zones of mineralization representing multiple mineralizing centres, each with distinct styles of mineralization, alteration and host lithology. The boundaries of the individual deposits coincide with major fault zones.

The geology and mineralization of the Southwest Oyu deposit is characterized by a gold rich porphyry system, with a high-grade core about 250m in diameter and extending over 700m vertically (the Southwest Gold Zone). Over 80% of the deposit is hosted by porphyritic augite basalt of the Alagbayan Formation, with the remainder hosted by QMD intrusions. The high-grade core is enclosed by a large, low-grade ore shell approximately 600m by 2,000m in area.

Mineralization at Southwest Oyu consists mainly of finely disseminated pyrite-chalcopyrite with minor bornite and massive chalcopyrite veins cross-cutting and impregnating earlier deformed quartz vein stock works and the basalt and QMD host rocks. The mineralization is related to a late stage sericite and sericite-biotite-albite overprint, which affects the QMD intrusions and basaltic wall rocks. The high-grade core is centred on a 10m to 30m wide, vein rich QMD dyke and extends for over 100m into the adjacent porphyritic augite basalt. Gold to copper ratios (g/t Au to %Cu) vary between 0.5 to 1 and 1 to 1 in the outer margin of the deposits, increasing to approximately 2 to 1 into the high grade gold core, with the highest ratios consisting of up to 3 to 1 in the deeper parts of the deposit. Outside the Southwest Gold Zone, the augite basalts contain anomalous gold contents, with the gold to copper ratios increasing southward.

South Oyu is a copper porphyry deposit developed mainly in the Alagbayan Formation strata consisting of basalt and dacite tuff units. The deposit is cut by numerous barren dykes, including one major rhyolite dyke that that is up to tens of metres wide and cuts east to west through the middle of the deposit. Unlike Southwest Oyu, the South Oyu system is not gold rich. Copper mineralization at South Oyu is associated with stockworks of thin quartz and sulphide veins, and consists of finely disseminated pyrite-chalcopyrite and bornite.

The Central Oyu deposit is hosted in a quartz monzodiorite dyke swarm that contains a series of isolated irregular bodies of altered basalt and dacite tuff up to 200m thick extending several hundred metres down dip to the limit of drilling. Mineralization consists of high-sulphidation style copper mineralization with pyrite, covellite, chalcocite, and minor enargite in intensely sericite altered rock; this is telescoped down into a deeper and peripheral body of chalcopyrite and gold porphyry mineralization and is overlain by a shallow chalcocite enrichment blanket developed 20m to 80m below a surficial leached cap. The centre of the system is strongly quartz veined.

The Wedge deposit is wedged between South Oyu and Southwest Oyu and is a downfaulted block of the top of the alteration system, which, like other deposits at Oyu Tolgoi, is developed in the top of the augite basalt unit of the Alagbayan Formation and the overlying dacitic tuff. Mineralization is largely high sulfidation style with chalcopyrite, chalcocite and enargite but grades down into chalcopyrite in basalt and QMD rocks. There is little gold mineralization.

Hugo Dummett Deposits

The Hugo Dummett Deposits consist of Hugo South, Hugo North and the Hugo North Extension. These deposits represent a continuous zone of mineralization that is elongated in a north-north-easterly direction over a strike length of at least 3km. While mineralization of the Hugo Dummett Deposits is virtually continuous, OT LLC has divided the mineralized zone into two deposits (Hugo South and a combined Hugo North and Hugo North Extension) for the purposes of resource estimation, development and mine planning. Hugo South and Hugo North are separated by a 110° striking sub-vertical fault that displaces Hugo North vertically down a modest distance from Hugo South. The Hugo North Extension represents the extension of the Hugo North deposit into the Shivee Tolgoi Licence.

The Hugo Dummett Deposits occur in a northerly striking, moderately to steeply east dipping monocline that is bounded and intruded by several faults, including a near vertical fault that controls the western edge of the deposit known as the West Bat fault and a near vertical fault that controls the eastern edge of the deposit known as the East Bat Fault. The host rocks to the deposit are basalt and overlying dacite tuffs and breccias of the Alagbayan Formation intruded by QMD’s which are the source and host most of the mineralization. Overlying the dacite tuffs are sedimentary and volcanic rocks of the upper Alagbayan Formation and Sainshandhudag Formation with a total intersected thickness of up to 600m thick in places. The width of the mineralized zone on the Hugo Dummett Deposits varies along strike from 200m to more than 500m. Mineralization dips generally to the east from as low as 40° to up to 80°, but is generally above 60° and increases to sub-vertical at the northern end of Hugo North.

Hugo South has a higher copper to gold ratio than Hugo North, averaging 10 to 1 copper to gold in most of the deposit. It is closer to the surface than Hugo North, with the lowest portion of the deposit approximately 700m below surface compared to 1,500m below the surface for Hugo North. Mineralization is centred on a high-grade zone typically grading in excess of 2%Cu, which usually corresponds with intensely quartz stockwork veined narrow QMD intrusions extending out into the enclosing basalt and dacite tuff. The sulphide mineralization consists of chalcopyrite, bornite, chalcocite and pyrite. The sulphides are zoned, with bornite, chalcocite and tennantite comprising the highest grades, often in excess of 2.5%Cu, then grading outwards to chalcopyrite at between 1%Cu to 2%Cu and then pyrite-chalcopyrite and other minerals grading at less than 1%Cu. The gold rich QMD does not occur in Hugo South, with the result that the gold grades are typically less than 0.1g/t. Weakly mineralized QMD forms the base of the deposit.

Hugo North contains the same high-grade copper zone as Hugo South, consisting of a zone of intense stockwork to sheeted quartz veins centred on QMD intrusions and extending into the adjacent Alagbayan Formation basalt. Unlike Hugo South, the Hugo North quartz veining also hosts significant gold mineralization. The copper mineralization in the high-grade zone is also greater, at up to 3%Cu to 5%Cu, moderate to high grade copper and gold values are also in nearby QMD intrusions below and to the west of the intense vein zone. In other respects, Hugo North and Hugo South have similar mineralogy and zonation patterns. Bornite is dominant in the highest grade part of the deposit, at 3%Cu to 5%Cu and is zoned outward to chalcopyrite at approximately 2%Cu, grading upward to less than 1%Cu in pyrite-chalcopyrite in the altered dacitic tuff sequence at the top of the deposit.

All of the deposits display alteration zones, including K-silicate, advanced argillic, muscovite/sericite and intermediate argillic styles. The copper in the deposits also correlates with elevated abundances of silver, selenium and tellurium. Small amounts of zinc, arsenic, lead and mercury also occur with or near the high-grade zone.

On the Hugo North Extension, mineralization is similar to that characterizing the northern part of the Hugo North deposit. High copper grades are associated with equally elevated gold values, with copper and gold ratios typically around 2 to 4 to 1. The extension is more structurally complex, manifested in a more variable strike and steeper dip to the mineralized zone with a higher prevalence of faults, and structurally-induced discontinuities in the high-grade zone. These features are the result of post-mineral deformation. Both the mineralized zone and lithologic contacts in the enclosing and overlying rocks display an abrupt right hand stepover of around 200m, starting at the border of the deposit with the main Hugo North deposit. Drilling in this zone during 2006 confirmed that this stepover is a flexure/fold with a short, east-west striking limb, rather than a fault offset. North of the flexure, grade continuity is more difficult to predict, and the western margin of the deposit consists of a zone of complex faulting. These faults typically result in a sliver of weakly to moderately mineralized QMD lying between the sub vertical high-grade deposit core, and non-mineralized Devonian and Carboniferous rocks to the west of the fault system.

Exploration

OT LLC’s exploration at Oyu Tolgoi has consisted mainly of remote sensing and geophysical methods, including satellite image interpretation, detailed ground magnetics, Bouguer gravity and gradient array IP, as well as extensive drilling and geological mapping. These activities have enabled OT LLC to construct detailed geophysical and geological maps of the entire property, as well as the nearby mining licences owned by OT LLC. Outcropping prospects, including Southwest, South and Central Oyu, have been mapped at 1:1,000 scale and the Heruga area has been mapped at 1:1,000 scale. The entire remaining exploration block has been mapped at 1:10,000 scale. In 2004, extensive surface trenching by excavators and shallow overburden RC drilling was conducted to provide bedrock geology over the extensive areas devoid of outcrop. As a result, the geology is well defined over the entire 10km by 8km concession block.

Gradient array IP has been conducted on north to south, and subsequently east to west lines at 200m line spacing, with electrode spacing up to 11km. A further IP survey covered the deposit areas with a more detailed program using multiple electrode spacing, repeated in 2009 using proprietary IP technology, with the high powered Zeus IP transmitter. OT LLC conducted magnetometer surveys on the property, with the northern half using east to west oriented lines on 50m intervals with 25m spaced readings and Southern Oyu Deposits using a north to south orientation for 5m intervals on 25m spaced lines and the area south to Heruga using east-west 25m spaced lines.

A gravity survey was conducted, controlled by GPS, with readings on deposit areas taken on 50m centres and on the extremities at 100m centres. The Bouger map was reduced to residual gravity for contouring. An airborne Falcon gravity survey was flown over Oyu Tolgoi by BHP in late 2005, with 400m spaced east-west flight lines and 80m elevation. Telluric electromagnetic surveying was conducted over the eastern half of the concession to identify smaller drainage basins that could have channelled copper rich waters during the Cretaceous Period.

In late 2004, OT LLC began to extend its exploration program to the outlying Oyu Tolgoi Project concessions, including the mining licences 6708A, 6710A and 6711A and exploration licence 3677X that adjoins and extends the southern limits of the mining concessions. A number of chargeability anomalies with similarities to the Oyu Tolgoi Project anomaly were discovered on the other concessions and OT LLC has conducted diamond drilling with negative results to date. Mining licence 6711A has since been relinquished and exploration licence 3677X expired in 2010.

OT LLC initiated exploration work on the Shivee Tolgoi Licence in November 2004 following the signing of the Entrée Earn-in Agreement. Prior to that time, Entrée had undertaken geochemical remote sensing, geophysics testing, such as ground magnetics, Bouger gravity and pole-dipole geophysical surveying, and geological mapping. Starting at the northern boundary of the OT Licence, an IP survey was run on 100m spaced lines oriented east-west to trace the northern projection of the Hugo North Deposit. This initial IP survey used gradient array with 11,000m AB electrode spacing and covered an area extending 5.6km north of the boundary and 10km in width. Subsequent IP surveys covering smaller areas within the larger area were carried out with gradient arrays. The IP surveys resulted in the delineation of a significant chargeability feature being traced for approximately 4km north along strike of the Hugo North deposit. Additional IP chargeability targets were also revealed 2.5km to 3 km west of the Hugo North trend and are referred to as the Eagle anomalies.

In 2005 and 2006, OT LLC conducted IP surveying on 100m spaced, east-west lines across the Javkhlant Licence. This resulted in the discovery of three significant chargeability IP anomalies subsequently named the Sparrow South (since renamed the Heruga Deposit), Castle Rock and SW Magnetic anomalies.

In 2007, 2008 and 2009, further detailed IP surveying was conducted over Heruga and the area between Heruga and Southwest Oyu where previous IP surveys detected a weak anomaly. Detailed ground magnetometer surveys were also conducted over Heruga, extensions to the south of Heruga, the area between Heruga and Southwest Oyu and over the Hugo North Extension area and northwards. This resulted in a far better understanding of the surface geology of the Oyu Tolgoi Trend south of Southwest Oyu and a better understanding of IP anomalies. A program of detailed 1:1,000 scale geological mapping is continuing over this area. OTD1487 was drilled in 2008 to target an IP anomaly half way between Heruga and Southwest Oyu. It intersected 350m of high grade gold-copper mineralization below about 1,978m. Drilling is ongoing in this area.

During 2009 and 2010, OT LLC completed a deep IP survey using proprietary IP technology, over the full strike length of the mineralized trend on the OT LLC and Entrée Joint Venture properties. This resulted in improved resolution of deep drill targets that are currently the focus of much of the OT LLC exploration program.

During 2011, previous gravity, IP and resistivity data was inverted and integrated with surface geology and downhole data to define further drill targets. A detailed ground magnetometer survey was also completed over the Javkhlant area.

Drilling

Diamond drill holes are the most significant source of geological and grade data for the Oyu Tolgoi Project. From the start of OT LLC’s diamond core drill program in 2001 to the end of 2011, OT LLC has drilled approximately 985,000m, in approximately 2,328 drill holes, of which 1,714 were diamond drill holes for a total of 934,000m. OT LLC currently has five drill rigs involved in exploration on the property.

OT LLC has relied on wireline methods for all drilling, utilizing HQ and NQ size core and some PQ size core for metallurgical testing. At Hugo North, virtually all holes are initiated in PQ size core to a depth of at least 450m to 550m. The rest of the drill hole is then continued using HQ or NQ sized core. On two occasions PQ coring was extended to depth of 1,450m, allowing OT LLC to collect large diameter core from the deep Hugo North deposit. Upon completion of all holes, the collar and anchor rods on drill holes are removed and a PVC pipe is inserted in the hole. Each hole collar is marked by a cement block inscribed with the hole number. The holes are not grouted or back filled with cement so as to allow re-entry of individual holes for surveying checks or to permit OT LLC to drill new daughter holes. In the future, some holes may have to be grouted or cemented to keep near surface water from entering the underground mine workings.

Drill hole collars are located respective to a property grid by either global positioning system or theodolite and electronic distance measuring instruments. Holes are drilled at an inclination of between 45° and 90°, with the majority between 60° and 70°. The drill contractors take down hole surveys about every 60m. Where magnetite is present that will affect the deviation of the compass readings in the survey instruments, gyro surveys are used that are not affected by magnetism in the rock.

OT LLC uses standard logging and sampling conventions to capture information from the drill core. The core is logged by directly entering the data into an Acquire database. The core is photographed prior to being sampled, and the digital photographs are linked to the drill logs enabling the geologist to quickly access specific photographs for any given metre. Drill core is then stacked on pallets in an organized “core farm”. Core recovery in the mineralized units has been usually between 95% and 100%.

OT LLC’s drill program in 2011 focused on drilling between Heruga and Southwest Oyu in the area now termed the Heruga North Zone. Drilling was also undertaken in the area south of Heruga on the Javkhlant Licence and on the continuation of the Oyu Tolgoi Trend north of the Hugo North Extension.

Sampling, Analyses and Security

OT LLC’s sampling procedure comprises collection of core samples taken on continuous 2m intervals down each drill hole, excluding dykes that extend more than 10m along the core length. Samples of one half of NQ and HQ core or one quarter of PQ core are taken for assaying. The core is marked with a continuous linear cutting line before being split to prevent a sampling bias. Splitting is done with a rock saw flushed continually with fresh water. Samples are placed in cloth bags and sent to an on-site preparation facility operated by SGS Mongolia.

Core samples initially are assembled into groups of 15 or 16 and then 4 or 5 quality control samples are randomly inserted to make up batches of 20. The quality control samples comprise 1 duplicate split core sample and 1 uncrushed field blank, which are inserted prior to sample preparation, a coarse reject or pulp preparation duplicate, which is inserted during sample preparation, and 1 or 2 standard reference material samples, which are inserted after sample preparation.

Split core samples are crushed to 90% minus 3.5mm. A 1kg sub-sample is then riffle split from the crushed sample and pulverized to a 90% minus 200 mesh (70 µ) pulp. A 150g sub-sample is split off by taking multiple scoops from the pulverized 200 mesh (70 µ) pulp, which is then placed in a sealed tin-tip kraft envelope.

The kraft envelopes of prepared pulp samples are packed in wooden shipping boxes, locked, sealed with tamper-proof, numbered tags, and shipped under the custody of OT LLC to Ulaanbaatar, where they are assayed at a facility operated by SGS Mongolia.

All samples are assayed for gold, copper, molybdenum, arsenic, and silver. Gold is determined by atomic absorption spectroscopy following lead fire assay fusion to obtain prills that are digested with nitric and hydrochloric acids. Copper, molybdenum, arsenic, and silver also are determined by atomic absorption spectroscopy following digestion with nitric, hydrochloric, hydrofluoric, and perchloric acids to dryness, leaching by hydrochloric acid to dissolve soluble salts, and volume make-up with distilled water.

Upon receipt of assay results, values for standard reference material samples and field blanks are tabulated and compared to those from an established Round Robin program. Assay results that deviate from Round Robin program results beyond pre-set tolerance limits are rejected and subject to re-assay. OT LLC also performs check assays on a regular basis at the rate of one per batch of 20 samples, although this program was temporarily suspended during 2006 and early 2007.

The QAQC program used by OT LLC was developed by an independent quality control consultant and adopted in April 2002. The original samples taken from diamond drilling at Southwest Oyu following its discovery were assayed prior to implementation of this QAQC program. Re-assaying of 20% of these early samples under the new QAQC program indicated a slight positive bias in the original gold and copper assays of a small proportion of samples. Accordingly, resource estimates covering Southwest Oyu include a proportional adjustment of the grades of a number of pre-OTD231 gold and copper assays to account for this bias. Since the implementation of the full QAQC program, OT LLC has not been required to conduct re-assay programs or make adjustments for bias to its assay results for subsequent resource estimations.

In preparation for feasibility level metallurgical testing OT LLC has conducted a trace element composite analytical program to map the distribution of potential penalty elements within the deposits. The program consists of the preparation of 10m composite samples from five continuous 2m samples obtained from reject minus 200 mesh (70 µ) pulps. The program was conducted on approximately every second hole in the Southwest and Central Oyu deposits and every drill hole in the Hugo South, Hugo North and Heruga Deposits. These samples are sent to an independent laboratory in Canada for a forty seven element ICP analysis based on a four acid digestion method plus carbon, sulphur, mercury, and fluorine by various fusion methods. Arsenic and fluorine are modelled to provide a global distribution of the potential penalty elements to facilitate blending strategies if required to reduce the effects of these elements in the concentrates.

Mineral Resources and Mineral Reserves

The estimates of mineral resources and reserves at the Oyu Tolgoi Project identified below are contained in the IDOP Technical Report and were classified using logic consistent with the CIM Standards. The current estimate of mineral resources for the Oyu Tolgoi Project was independently reviewed by Scott Jackson of Quantitative Geoscience, who is a qualified person for the purposes of NI 43-101. The current estimate of mineral reserves for the Oyu Tolgoi Project was prepared by Bernard Peters of AMC, who is a qualified person under NI 43-101.

Mineral Resources

The base case CuEq cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits. For open pit resources, a base case cut-off for resources of 0.3%CuEq was applied. For underground block cave resources a 0.6%CuEq cut-off was applied.

The equivalent grade was calculated using assumed metal prices of $1.35/lb for Cu, $650/oz for Au and $10/lb for Mo. For convenience, the formula is:

CuEq = %Cu + ((g/t Au*18.98)+(Mo*0.01586))/29.76

The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%. Molybdenum was only included in the copper equivalent formula for Heruga. At Hugo Dummett and Southern Oyu, molybdenum occurs in concentrations considered too low to justify the capital involved to add a molybdenum recovery circuit.

The contained gold and copper estimates in the tables have not been adjusted for metallurgical recoveries; however, the differential recoveries were taken into account when calculating the equivalent formula. The various recovery relationships at Oyu Tolgoi are complex and relate both to grade and copper-sulphur ratios. For the purposes of calculating equivalence, gold recovery is assumed to be 91% of copper recovery and molybdenum is assumed to be 72% of copper recovery.

The CuEq formula now applied to resources at Oyu Tolgoi has the same ratio of copper to gold as previously used (Juras 2005 and Cinits 2007). This ensures the tabulations of resources previously disclosed are consistent with the new equivalence formula.

Resources

The resource estimates for the Oyu Tolgoi Property have various effective dates. Please see the deposit by deposit breakdown of the estimates for their respective effective dates. In the IDOP Technical Report, a consolidated resource estimate for the Oyu Tolgoi Property is reported as follows:

Total Oyu Tolgoi Project Mineral Resources March 2010 (1)(2)

(based on a 0.60 CuEq cut-off)

Resource Category	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	CuEq (3)(5) (%)	Contained Metal (4)
						Cu (‘000 lbs)	Au (oz)	CuEq (3)(5) (‘000 lbs)
Measured	101,590,000	0.64	1.10	—	1.34	1,430,000	3,590,000	3,000,000
Indicated	1,285,840,000	1.38	0.42	—	1.65	39,120,000	17,360,000	46,770,000
Measured + Indicated	1,387,430,000	1.33	0.47	—	1.63	40,680,000	20,970,000	49,860,000
Inferred	2,367,130,000	0.78	0.33	50	1.02	40,610,000	25,390,000	53,280,000

Notes:

(1)

Resource classifications conform to CIM Standards on mineral resources and reserves referred to in NI 43-101. Mineral resources that are not reserves do not have demonstrated economic viability. Measured and indicated resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parametres to support mine planning and evaluation of the economic viability of the project. An inferred resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

(2)

This table includes estimated resources on the Hugo North Extension Deposit and the Heruga Deposit. These deposits are located on mineral licences owned by Entrée but subject to the Entrée Joint Venture. These resources consist of indicated resources of 117,000,000 tonnes grading 1.8%Cu and 0.61g/t Au and inferred resources of 910,000,000 tonnes grading 0.48%Cu and 0.49g/t Au and a 141ppm Mo at a 0.6% cut-off grade on the combined Hugo North Extension and Heruga Deposits.

(3)

CuEq has been calculated using assumed metal prices ($1.35/lb. for Cu and $650/oz for Au and $10/lb for Mo); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586)) / 29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(4)

The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. Differences in measured and indicated totals relate to rounding associated with tonnes and grade.

(5)	The 0.6% CuEq cut-off has been used to enable comparison with previous disclosures.

The estimates were based on 3D block models utilizing commercial mine planning software (MineSite®). Industry accepted methods were used to create interpolation domains. These domains were based upon mineralization and geology. Grade estimation was performed by ordinary kriging. A separate resource model was prepared for each of the deposits. Only hypogene mineralization was estimated, with the exception of a zone of supergene mineralization at Central Oyu. The estimation plans, or sets of parametres used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation, as it was found to be an effective method of reducing smoothing and producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade-tonnage distributions.

Modelling consisted of grade interpolation by ordinary kriging. Only capped grades were interpolated in the Southern Oyu and Hugo South Deposits. Nearest neighbour grades were interpolated for validation purposes. For both copper and gold, on all deposits except Hugo South, an outlier restriction was used to control the effect of high-grade composites. In the Southern Oyu Deposits, resource grades were also adjusted to reflect likely occurrences of internal and contact dilution from unmineralized post-mineral dykes. Validation procedures included Discrete Gaussian change-of-support method, comparisons using a nearest neighbour model and visual checks.

The base case CuEq cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits.

Southern Oyu Resources

The mineral resource grade model on the Southern Oyu Deposits was tabulated above a 0.30%Cu equivalent cut-off grade within a pit shell approximating a copper price of $1.15/lb of Cu and $450/oz of Au. These parametres were used as they approximate the effective copper equivalent cut-off grade and pit shell in the reserve estimate on the Southern Oyu Deposits. The grade and tonnages, at a range of copper equivalent cut-off grades are reported below.

Southern Oyu Deposits (1)(2)

(as of April 15, 2005)

Southern Oyu Deposits	CuEq Cut-off	Tonnage (t)	Cu (%)	Au (g/t)	Contained Metals (4)
					CuEq (%) (3)	Cu (‘000 lb)	Au (oz)	CuEq (3) (‘000 lb)
Measured	1.0	59,550,000	0.77	1.55	1.76	1,011,000	2,970,000	2,311,000
	0.7	84,140,000	0.69	1.25	1.49	1,280,000	3,380,000	2,764,000
	0.6	101,590,000	0.65	1.09	1.34	1,456,000	3,560,000	3,001,000
	0.5	115,180,000	0.61	1.00	1.25	1,549,000	3,700,000	3,174,000
	0.4	123,440,000	0.59	0.95	1.20	1,606,000	3,770,000	3,266,000
	0.3	126,690,000	0.58	0.93	1.17	1,620,000	3,790,000	3,268,000
	0.25	127,550,000	0.58	0.92	1.17	1,631,000	3,770,000	3,290,000
	0.2	127,800,000	0.58	0.92	1.17	1,634,000	3,780,000	3,296,000

Indicated	1.0	102,330,000	0.85	0.82	1.38	1,918,000	2,700,000	3,113,000
	0.7	279,850,000	0.71	0.50	1.02	4,380,000	4,500,000	6,293,000
	0.6	430,830,000	0.63	0.40	0.89	5,984,000	5,540,000	8,453,000
	0.5	617,530,000	0.57	0.35	0.79	7,760,000	6,950,000	10,755,000
	0.4	827,050,000	0.51	0.30	0.70	9,299,000	7,980,000	12,763,000
	0.3	992,400,000	0.47	0.27	0.64	10,283,000	8,610,000	14,002,000
	0.25	1,067,830,000	0.45	0.26	0.61	10,594,000	8,930,000	14,360,000
	0.2	1,143,710,000	0.43	0.25	0.59	10,842,000	9,190,000	14,877,000

Measured+Indicated	1.0	161,880,000	0.82	1.09	1.52	2,926,000	5,670,000	5,425,000
	0.7	363,990,000	0.70	0.67	1.13	5,617,000	7,840,000	9,068,000
	0.6	532,420,000	0.64	0.54	0.98	7,512,000	9,240,000	11,503,000
	0.5	732,710,000	0.57	0.45	0.86	9,207,000	10,600,000	13,892,000
	0.4	950,490,000	0.52	0.38	0.76	10,896,000	11,610,000	15,926,000
	0.3	1,119,100,000	0.48	0.35	0.70	11,843,000	12,590,000	17,270,000
	0.25	1,195,370,000	0.46	0.33	0.67	12,123,000	12,680,000	17,657,000
	0.2	1,271,510,000	0.45	0.32	0.65	12,614,000	13,080,000	18,221,000

Inferred	1.0	3,750,000	0.91	0.48	1.22	75,000	60,000	101,000
	0.7	19,420,000	0.62	0.39	0.87	265,000	240,000	372,000
	0.6	47,390,000	0.51	0.35	0.74	533,000	530,000	773,000
	0.5	103,190,000	0.43	0.31	0.63	978,000	1,030,000	1,433,000
	0.4	181,700,000	0.38	0.26	0.55	1,522,000	1,520,000	2,203,000
	0.3	266,820,000	0.34	0.23	0.48	2,000,000	1,970,000	2,824,000
	0.25	318,380,000	0.32	0.21	0.45	2,246,000	2,150,000	3,159,000
	0.2	394,850,000	0.29	0.19	0.40	2,524,000	2,410,000	3,482,000

Notes:

(1)

Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Mineral resources are reported inclusive of mineral reserves.

(2)	The resources shown above at a 0.3% CuEq Cut-off are inclusive of the resources tabulated at the 0.6 CuEq cut-off in the consolidated resource statement.
(3)

CuEq has been calculated using assumed metal prices ($1.35/lb. of Cu and $650/oz of Au and $10/lb of Mo); %CuEq. = Cu + ((Au*18.98) + (Mo*0.01586)) / 29.76. Molybdenum grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(4)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

In the Southwest Gold Zone at Southwest Oyu, drilling is approximately on a 50m sample spacing. Inspection of the model and drill hole data on plans and sections in the Southwest Gold Zone area, combined with spatial statistical work and investigation of confidence limits in predicting planned quarterly production showed good geologic and grade continuity. When taken together with all observed factors, it was determined that the blocks covered by this data spacing in the Southwest Gold Zone area may be classified as a measured mineral resource. A three hole rule was used where blocks containing an estimate resulting from three or more samples from different holes (all within 55m and at least one within 30m) were classified as measured mineral resource.

The bulk of the remainder of the Southern Oyu Deposits were estimated at an indicated resource level. The drill spacing is at a nominal 70m on and between sections. Geologic and grade continuity is demonstrated by inspection of the model and drill hole data in plans and sections over the various zones, combined with spatial statistical work and investigation of confidence limits in predicting planned annual production. A two hole rule was used where blocks containing an estimate resulting from two or more samples from different holes. For the Southwest Oyu Deposit, the two holes needed to be within 75m, with at least one hole within 55m. For the remaining deposits, both holes needed to be within 65m, with at least one hole within 45m to be classified as indicated mineral resources. All interpolated blocks that did not meet the criteria for either measured or indicated mineral resources were assigned as inferred mineral resources if they fell within 150m of a drill hole composite.

Hugo Dummett Mineral Resources

A drill spacing of between 135m to 150m along strike and 75m to 100m down dip was adopted for the classification of indicated resource blocks at Hugo Dummett. Blocks that do not meet these criteria but that are within 150m of a drill hole composite are classified as inferred resource. Blocks outside of 150m from a borehole composite are not classified.

For the Hugo North resource estimate, OT LLC created three dimensional mineralized shells or envelopes based on copper grades of 0.6%, and a quartz vein percentage of 15%. For gold interpolation, OT LLC created two sets of grade shells, one at 0.3g/t Au threshold and one at 1.0g/t Au threshold. The shapes were checked for interpretational consistency in section and plan. These shells were then used as interpolation domains. Copper grades for blocks within the copper domains in each deposit or zone were estimated with a hard boundary between the shells. Gold grades for blocks within the gold zone in Hugo North were also estimated with a hard boundary. The background estimation domain used all composites outside of the grade shells.

In Hugo South, a 0.6%Cu shell and a 2%Cu shell were used to constrain ordinary kriging. All blocks that fell within 150m of a drill composite were assigned to an inferred mineral resource category. All other blocks were not included in the resource estimate.

The resources of the Hugo North Deposit were updated at an effective date of February 20, 2007. This update included drilling that was completed up to November 1, 2006.

Hugo Dummett Deposits — Mineral Resources at 0.6% copper equivalent cut-off (1)

Deposit	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (2) (%)	Contained Metal (3)
					Cu (‘000 lb)	Au (oz)	CuEq (2) (‘000 lb)
Indicated (Hugo North)	703,200,000	1.82	0.39	2.07	28,215,000	8,820,000	32,091,000
Indicated (Hugo North Extension) (4)	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
Inferred (Hugo North)	722,800,000	0.97	0.30	1.17	15,457,000	6,970,000	18,644,000
Inferred (Hugo North Extension) (4)	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
Inferred (Hugo South)	490,330,000	1.05	0.09	1.11	11,350,000	1,420,000	12,000,000

	Total
Indicated (Hugo North and Hugo North Extension (4))	820,200,000	1.82	0.42	2.08	32,910,000	11,080,000	37,611,000
Inferred (Hugo North, Hugo South and Hugo North Extension (4))	1,308,630,000	1.02	0.22	1.16	29,430,000	9,260,000	33,470,000

Notes:

(1)

Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. IVN reports mineral resources inclusive of mineral reserves.

(2)

CuEq has been calculated using assumed metal prices ($1.35/lb. of Cu and $650/oz of Au and $10/lb of Mo); %CuEq. = Cu+ ((Au*18.98) + (Mo*0.01586)) / 29.76. Molybdenum grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
(4)	The Hugo North Extension is located on property which is the subject of the Entrée Joint Venture.

A further breakdown of the mineral resource inventory of the Hugo North and Hugo North Extension Deposits is set forth below.

Hugo North Mineral Resource Inventory (1)

Indicated

Class Hugo North Deposit	CuEq Cut-off	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (2) (%)	Contained Metal (3)
						Cu (‘000 lb)	Au (oz)	CuEq (2) (‘000 lb)
Indicated (Hugo North)	3.5	125,300,000	3.74	0.93	4.34	10,331,000	3,750,000	11,989,000
	3	175,400,000	3.49	0.84	4.03	13,496,000	4,740,000	15,584,000
	2	276,900,000	3.03	0.69	3.47	18,497,000	6,140,000	21,183,000
	1	541,600,000	2.15	0.46	2.44	25,672,000	8,010,000	29,134,000
	0.6	703,200,000	1.82	0.39	2.07	28,215,000	8,820,000	32,091,000
	0.3	798,200,000	1.65	0.35	1.87	29,036,000	8,980,000	32,907,000

Indicated (Hugo North Extension) (4)	3.5	22,300,000	3.68	1.43	4.59	1,809,000	1,030,000	2,257,000
	3	32,000,000	3.36	1.29	4.18	2,370,000	1,330,000	2,949,000
	2	52,300,000	2.84	1.09	3.53	3,275,000	1,830,000	4,070,000
	1	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
	0.3	137,900,000	1.59	0.52	1.92	4,834,000	2,310,000	5,837,000

Class Hugo North Deposit	CuEq Cut-off	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (2) (%)	Contained Metal (3)
						Cu (‘000 lb)	Au (oz)	CuEq (2) (‘000 lb)
Total Indicated (Hugo North and Hugo North Extension (4))	3.5	147,600,000	3.73	1.01	4.38	12,138,000	4,790,000	14,253,000
	3	207,400,000	3.47	0.91	4.05	15,866,000	6,070,000	18,518,000
	2	329,200,000	3.00	0.76	3.48	21,773,000	8,040,000	25,257,000
	1	626,400,000	2.16	0.51	2.48	29,829,000	10,270,000	34,248,000
	0.6	820,200,000	1.82	0.42	2.08	32,910,000	11,080,000	37,611,000
	0.3	936,200,000	1.64	0.38	1.88	33,849,000	11,440,000	38,803,000

Inferred

Class Hugo North Deposit	CuEq Cut-off	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (2) (%)	Contained Metal (3)
						Cu (‘000 lb)	Au (oz)	CuEq (2) (‘000 lb)
Inferred (Hugo North)	>= 3.5	3,600,000	3.06	1.41	3.96	243,000	160,000	314,000
	>= 3	12,900,000	2.80	0.98	3.43	796,000	410,000	975,000
	>= 2	54,700,000	2.08	0.91	2.66	2,508,000	1,600,000	3,208,000
	>= 1	385,500,000	1.25	0.41	1.51	10,624,000	5,080,000	12,833,000
	>= 0.6	722,800,000	0.97	0.30	1.17	15,457,000	6,970,000	18,644,000
	>= 0.3	1,108,200,000	0.76	0.24	0.92	18,568,000	8,550,000	22,477,000

Inferred (Hugo North Extension) (4)	>= 3.5	1,400,000	3.32	1.03	3.98	102,000	50,000	123,000
	>= 3	3,600,000	2.97	0.88	3.53	236,000	100,000	280,000
	>= 2	11,000,000	2.20	0.86	2.75	534,000	300,000	667,000
	>= 1	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	>= 0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
	>= 0.3	152,400,000	0.85	0.23	1.00	2,856,000	1,130,000	3,360,000

Total Inferred (Hugo North and Hugo North Extension (4))	>= 3.5	5,000,000	3.13	1.30	3.96	345,000	210,000	437,000
	>= 3	16,500,000	2.84	0.96	3.45	1,033,000	510,000	1,255,000
	>= 2	65,700,000	2.10	0.90	2.68	3,042,000	1,900,000	3,882,000
	>= 1	447,700,000	1.27	0.41	1.53	12,535,000	5,900,000	15,101,000
	>= 0.6	818,300,000	1.00	0.30	1.19	18,040,000	7,890,000	21,468,000
	>= 0.3	1,260,500,000	0.77	0.24	0.93	21,398,000	9,730,000	25,844,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.
(2)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
(3)

CuEq has been calculated using assumed metal prices ($1.35/lb. of Cu and $650/oz of Au and $10/lb of Mo); %CuEq. = Cu + ((Au*18.98) + (Mo*0.01586)) / 29.76. Molybdenum grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(4)	The Hugo North Extension is located on property which is the subject of the Entrée Joint Venture.

A further breakdown of the mineral resource inventory of the Hugo South Deposit is set forth below.

Hugo South Mineral Resource Inventory (1)

Hugo South Deposit	CuEq Cut-off	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (2) (%)	Contained Metal (3)
						Cu (‘000 lb)	Au (oz)	CuEq (3) (‘000 lb)
Inferred	>= 3.5	5,440,000	3.71	0.25	3.87	440,000	40,000	460,000
	>= 3	11,950,000	3.38	0.21	3.51	890,000	80,000	920,000
	>= 2	38,900,000	2.67	0.15	2.77	2,290,000	190,000	2,380,000
	>= 1	203,590,000	1.53	0.09	1.59	6,870,000	590,000	7,140,000
	>= 0.6	490,330,000	1.05	0.09	1.11	11,350,000	1,420,000	12,000,000
	>= 0.3	1,105,600,000	0.67	0.07	0.72	16,330,000	2,490,000	17,550,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.
(2)

CuEq has been calculated using assumed metal prices ($1.35/lb. of Cu and $650/oz of Au and $10/lb of Mo); %CuEq. = Cu + ((Au*18.98) + (Mo*0.01586)) / 29.76. Molybdenum grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

Heruga Mineral Resources

For inferred resources at Heruga, a three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150m. The shape aimed to remove isolated blocks around drill holes where continuity of mineralization could not be confirmed. Within the 150m shape there were a small number of blocks that were greater than 150m from a drill hole. These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone. The average distance of all the inferred blocks in the resource model is displayed in the plot below. Of the total tonnes classified as inferred approximately 95% are within 150m of a drill hole while the average distance of the inferred blocks is approximately 100m.

At Heruga, OT LLC created 3D mineralized shells or envelopes based on Cu grades of 0.3%, Au grades of 0.3g/t and 0.7g/t and Mo of 100ppm. In addition, OT LLC created 3D shapes of the major lithological and structural features of the deposit. The shapes were checked for interpretational consistency in section and plan and were used as interpolation domains during kriging.

The Heruga Deposit now spans the boundary between the OT Licence and the Javkhlant Licence. The resources of the Heruga Deposit were reported at an effective date of October 20, 2009. This update included drilling that was completed up to June 21, 2009.

Heruga (OT Licence) Mineral Resource Inventory (1)

(October 2009)

Cut-off CuEq %	Tonnage (‘000 t)	Cu %	Au g/t	Mo ppm	CuEq (2) %	Contained Metal (3)
						Cu (‘000 lb)	Au (‘000 oz)	CuEq (‘000 lb)
>1.50	—	0.58	1.46	52	1.54	—	—	—
>1.25	—	0.53	1.28	52	1.37	10,000	—	40,000
>1.00	10,000	0.54	0.86	107	1.15	70,000	—	140,000
>0.90	10,000	0.54	0.68	131	1.04	130,000	—	250,000
>0.80	20,000	0.53	0.55	136	0.95	250,000	—	450,000
>0.70	40,000	0.50	0.43	133	0.85	460,000	1,000	780,000
>0.60	60,000	0.48	0.37	128	0.78	670,000	1,000	1,090,000
>0.50	90,000	0.45	0.33	122	0.72	840,000	1,000	1,360,000
>0.40	110,000	0.41	0.29	111	0.66	1,020,000	1,000	1,640,000
>0.30	130,000	0.38	0.27	105	0.62	1,110,000	1,000	1,770,000

Heruga (Entree Javkhlant Only) Mineral Resource Inventory (1)

(October 2009)

Cut-off CuEq %	Tonnage (‘000 t)	Cu %	Au q/t	Mo ppm	CuEq (2) %	Contained Metal (3)
						Cu (‘000 lb)	Au (‘000 oz)	CuEq (‘000 lb)
>1.50	30,000	0.57	1.86	124	1.83	360,000	2,000	1,150,000
>1.25	70,000	0.56	1.45	118	1.55	840,000	3,000	2,340,000
>1.00	190,000	0.57	0.96	155	1.26	2,370,000	6,000	5,260,000
>0.90	290,000	0.56	0.80	160	1.15	3,610,000	8,000	7,450,000
>0.80	450,000	0.54	0.66	160	1.05	5,310,000	10,000	10,320,000
>0.70	660,000	0.51	0.56	151	0.95	7,390,000	12,000	13,780,000
>0.60	910,000	0.48	0.49	541	0.87	9,570,000	14,000	17,390,000
>0.50	1,210,000	0.44	0.44	130	0.79	11,780,000	17,000	21,060,000
>0.40	1,670,000	0.39	0.38	115	0.69	14,430,000	20,000	25,540,000
>0.30	2,180,000	0.35	0.33	102	0.61	16,730,000	23,000	29,470,000

Heruga (OT Licence and Javkhlant Licence) Mineral Resource Inventory (1)

(October 2009)

Cut-off CuEq %	Tonnage (t)	Cu %	Au g/t	Mo ppm	CuEq (2) %	Contained Metal (3)
						Cu (‘000 lb)	Au (oz)	CuEq (‘000 lb)
>1.50	30,000	0.57	1.86	124	1.83	360,000	2,000	1,160,000
>1.25	70,000	0.56	1.45	117	1.55	860,000	3,000	2,380,000
>1.00	190,000	0.57	0.96	153	1.26	2,430,000	6,000	5,400,000
>0.90	300,000	0.56	0.79	159	1.15	3,730,000	8,000	7,700,000
>0.80	470,000	0.54	0.66	158	1.04	5,560,000	10,000	10,770,000
>0.70	700,000	0.51	0.56	150	0.94	7,850,000	13,000	14,560,000
>0.60	970,000	0.48	0.48	140	0.86	10,240,000	15,000	18,480,000
>0.50	1,300,000	0.44	0.43	130	0.78	12,620,000	18,000	22,420,000
>0.40	1,780,000	0.39	0.37	114	0.69	15,450,000	21,000	27,180,000
>0.30	2,310,000	0.35	0.33	102	0.61	17,840,000	24,000	31,250,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)

CuEq has been calculated using assumed metal prices ($1.35/lb. of Cu and $650/oz of Au and $10/lb of Mo); %CuEq. = Cu + ((Au*18.98) + (Mo*0.01586)) / 29.76. Molybdenum grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

Mineral Reserves

Total mineral reserves estimate for the Oyu Tolgoi Project and the Entrée Joint Venture mineral reserves for the combined open pit and underground plans are shown in the table below. The mineral reserves estimate presented in the IDOP Technical Report are based on mine planning work prepared by OT LLC as presented in IDOP. This work was reviewed extensively and has been used as the basis for reporting the IDOP Technical Report mineral reserves estimate.

The mineral reserves estimate for the Oyu Tolgoi Project has been estimated using the Southern Oyu and Hugo North mineral resources. The Southern Oyu mineral reserve estimate has been estimated assuming an open pit mining method, and the Hugo North mineral reserve estimate has been estimated assuming an underground block caving method. The Hugo North mineral reserve estimate contains ore that is on the OT Licence and on the Shivee Tolgoi Licence, which is subject to a joint venture agreement between OT LLC and Entrée. The mineral reserves have been estimated by Bernard Peters of AMC.

Mineral reserves were first reported in IDP10 in June 2010. A reconciliation of the mineral reserve estimates presented in IDP10 and the IDOP Technical Report is shown in the table on page 68 of this AIF. Although the total tonnes of the mineral reserve sets are very similar in IDP10 and the IDOP Technical Report, the IDOP Technical Report reports a 2.4% increase in copper grade and a 5.1% decrease in gold grade. These are matched by a 1.5% increase in recoverable copper and a 5.6% decrease in recoverable gold. Almost all of the aforementioned differences from IDP10 to the IDOP Technical Report are attributable to the Southern Oyu open pit design. The pit optimization work on Southern Oyu is ongoing and has not yet defined the final pit limits. High grade resources remain in the floor of the IDOP pit design in Southwest that are expected to be included in updated pit designs. Calculation of the underground mineral reserve by OT LLC resulted in a rounding up of the Hugo North Lift 1 tonnage on the OT Licence by 1 Mt to 411  Mt and on the Shivee Tolgoi Licence and the Javkhalt Licence by the same tonnage but with increased grades.

Southern Oyu Open Pit Mineral Reserve

In order to estimate the mineral reserves, AMC relied on the study work prepared by OT LLC. Pit designs were prepared using industry standard mining software, assumed metal prices as described above and smelter terms as set forth in the IDOP Technical Report. The estimate was prepared on a simplified project analysis on a pre-tax basis. Key outstanding variables noted by AMC include: marketing matters, water supply and management, and power supply. The IDOP Technical Report only considers mineral resources in the measured and indicated categories, and engineering that has been carried out to a prefeasibility level or better to state the open pit mineral reserve.

Hugo North Underground Mineral Reserve

Mine planning work by OT LLC has continued during that time but has not indicated any significant change in the mineral reserve. The mine design work on Hugo North Lift 1 prepared by Stantec for IDP10 was used as the basis for the Hugo North Underground mineral reserve reported in IDP10. This work was reviewed by OT LLC and accepted as the basis for the underground mine planning in IDOP. AMC has agreed with this conclusion and has used these results for the Hugo North Underground mineral reserve estimate in the IDOP Technical Report.

The Hugo Dummett underground deposit will be mined by block caving, a safe, highly productive, cost-effective method. The deposit is comparable in dimension and tonnage to other deposits currently operating by block cave mining elsewhere in the world. The mine planning work has been prepared using industry standard mining software, assumed metal prices as described above and smelter terms as set forth in the IDOP Technical Report. The estimate was prepared on a simplified project analysis pre-tax basis. The report only considers mineral resources in the indicated category because there are no measured resources in Hugo North. The engineering has been carried out to a prefeasibility level or better to estimate the underground mineral reserve. To ensure that inferred resources do not become included in the reserve estimate, copper and gold grades on inferred resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $20/t NSR, further mine planning will examine lower shutoffs. The Hugo North mineral reserve is on both the OT Licence and the Shivee Tolgoi Licence, which are subject to the Entrée Joint Venture.

Total Oyu Tolgoi Project Mineral Reserve, as of March 29, 2012

Estimate	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Recovered Metal
					Copper (Mlb)	Gold (koz)
Southern Oyu Deposits
Proven	125	36.42	0.58	0.91	1,374	2,892
Probable	833	18.48	0.48	0.23	7,048	4,522
Mineral Reserve (Proven + Probable)	957	20.82	0.49	0.32	8,422	7,414
Hugo Dummett Deposits
Probable (Hugo North — OTLLC)	411	73.18	1.94	0.40	15,904	4,407
Probable (Hugo North — Entrée Joint Venture Shivee Tolgoi)	27	79.40	1.91	0.74	1,043	536
Mineral Reserve (Probable) (All Hugo North)	438	73.57	1.93	0.42	16,947	4,943
Oyu Tolgoi Project Mineral Reserve
Proven	125	36.42	0.58	0.91	1,374	2,892
Probable	1,270	37.46	0.98	0.30	23,995	9,465
Mineral Reserve (Proven + Probable)	1,395	37.37	0.94	0.35	25,369	12,357

Notes:

1.

Metal prices used for calculating the Southern Oyu open pit NSR and the Hugo North Underground NSR are as follows: Cu at $1.80/lb; Au at $750/oz; and Ag at $12.00/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

2.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
3.

For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $4.23/t, Central Chalcocite and Central Covellite at $3.85/t and Central Chalcopyrite at $4.03/t.

4.

For the underground block cave, all mineral resource within the shell has been converted to mineral reserve this includes low grade indicated mineral resource and inferred mineral resource, which has been assigned a zero grade and treated as dilution.

5.	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
6.

The Shivee Tolgoi Licence, which is subject to the Entrée Joint Venture, is held by Entrée and is planned to be operated by OT LLC. OT LLC will receive 80% and Entrée 20% of cash flows after capital and operating costs therefrom.

7.

The base case financial analysis has been prepared using the following current long term metal price estimates: Cu at $2.85/lb; Au at $1,200/oz; and Ag at $16.60/oz. Metal prices are assumed to fall from current prices to the long term average over 5 years.

8.	The mineral reserves are not additive to the Mineral Resources.

Mineral Reserve Reconciliation IDP10 and the IDOP Technical Report

Estimate	Mineral Reserve	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Recovered Metal
						Copper (Mlb)	Gold (koz)
IDP10	Proven	127	21.38	0.58	0.93	1,399	2,994
	Probable	1,266	24.84	0.97	0.32	23,835	10,127
	Mineral Reserve	1,393	24.52	0.93	0.37	25,234	13,121
IDOP Technical Report	Proven	125	36.42	0.58	0.91	1,374	2,892
	Probable	1,270	37.46	0.99	0.30	24,237	9,529
	Mineral Reserve	1,395	37.37	0.95	0.35	25,610	12,420
Difference	Proven	-2	15.04	0.00	-0.02	-25	-102
	Probable	4	12.62	0.02	-0.02	402	-598
	Mineral Reserve	2	12.85	0.02	-0.02	376	-701

Notes:

1.	IDP10 mineral reserves have the effective date of May 11, 2010.
2.	IDOP Technical Report mineral reserves have the effective date of March 30, 2012.
3.

Metal prices used for calculating the Southern Oyu open pit NSR and the Hugo North Underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

4.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
5.

For the open pit processing and general administration operating costs have been used to determine cut-off grades are: Southwest $4.23/t, Central Chalcocite and Central Covellite $3.85/t and Central Chalcopyrite $4.03/t.

6.

For the underground block cave, all material within the shell has been converted to mineral reserve this includes low grade indicated mineral resource and inferred mineral resource assigned zero grade treated as dilution.

7.	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
8.

The base case financial analysis has been prepared using current long term metal price estimates of copper $2.85/lb, gold $1,200/oz, and silver $16.60/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

9.

Concerning the Entrée Gold Joint Venture, the Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée Gold. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

10.	The mineral reserves are not additive to the mineral resources.

IDOP Summary

The IDOP Technical Report is based on the technical, production and cost information contained in IDOP. IDOP was completed by the Rio Tinto Manager in March 2011 as the basis for the proposed project financing .

Independent Qualified Persons, as defined under NI 43-101, acting on behalf of IVN, reviewed the IDOP as part of the preparation for the IDOP Technical Report and in conjunction with IVN prepared the IDOP Technical Report using costs to the end of 2011 as reported to IVN by OT LLC. The IDOP Technical Report represents a view of the Oyu Tolgoi Project by IVN and the qualified persons, and is not necessarily the view of the Rio Tinto Manager or Rio Tinto.

IDOP used only measured and indicated mineral resources and is a complete study of all aspects of the Oyu Tolgoi Project. The IDOP Technical Report analyzes a reserve case only (the “IDOP Reserve Case”) and is based on a prefeasibility quality level study complying with NI 43-101, although some parts of the Oyu Tolgoi Project are further advanced and are at a feasibility level. The work of the IDOP Technical Report meets the standards of US SEC Industry Guide 7 requirements for reporting Reserves.

Independent reviews completed in the preparation of IDOP indicate a number of areas where project value can be further improved or optimized. The report also notes that management has considerable potential after initial construction and operations commence to further optimize the economic returns to stakeholders.

The analysis in the IDOP Technical Report has been called the IDOP Reserve Case in order to distinguish it from the cases in previous studies of Oyu Tolgoi. IDOP is an update of the previous comprehensive project study, IDP10. IDP10 was published in June 2010 and was an update to the original IDP05, incorporating all summaries of the Oyu Tolgoi Project within the framework of the Investment Agreement with the Government of Mongolia. Both IDP05 and IDP10 were published as NI 43-101 technical reports for the Oyu Tolgoi Project.

Given the extent of the mineral discoveries associated with the Oyu Tolgoi Project and the potential for additional discoveries, IVN and the Government of Mongolia agreed under the Investment Agreement that the Oyu Tolgoi Project, as a deposit of strategic importance, qualified for stabilized tax rates and regulatory provisions for a period of 30 years, with an option of extending the term of the Investment Agreement for an additional 20 years. Specific examples of the taxes and rates stabilized under the Investment Agreement include: corporate income tax; customs duty; value-added tax; excise tax; royalties; exploration and mining licences; and immovable property and/or real estate tax.

IDOP uses the same mineral resources as estimated for the previous study IDP10 and the mineral reserves of IDOP are very similar to those of IDP10. IDOP includes resources from the Oyu Tolgoi deposit (wholly owned by OT LLC) and the Shivee Tolgoi Licence and the Jovkhlant Licence areas. Although the overall strategy for the development of Oyu Tolgoi remains the same in IDOP as it did in IDP10 and IDP05, there have been changes to several key areas which are addressed below.

The changes to date include:

•	updated open pit designs on Southern Oyu Tolgoi and commencement of open pit mining;

•	revised start date for first ore production from third quarter 2013 to third quarter 2012;

•	revision of production schedule to account for changed timing of the underground and plant expansion between IDP10 and the IDOP; and

•	revisions to capital estimates and updates for costs expended to date.

Five deposits have been identified in the mineral resource at Oyu Tolgoi. They are Southwest ,Central, Hugo South, Hugo North and Heruga. Southwest and Central comprise the Southern Oyu Deposit and Hugo South and Hugo North comprise the Hugo Dummett deposit. Heruga is a separate deposit south of the Southern Oyu deposit. The mine planning work to date suggests the following relative ranking for overall return from each deposit, from highest value to lowest:

•	Hugo North

•	Southwest Oyu

•	Central Oyu

•	Hugo South

•	Heruga

The IDOP Reserve Case assumes processing of 1.4 billion tonnes of ore over a 27 year period, mined from the Southern Oyu Deposit open pit and the first lift in the Hugo North Underground block cave.

The predominant source of ore at start up is the Southern Oyu open pit. In parallel to this surface construction, underground infrastructure and mine development is ongoing for the Hugo North Underground block cave deposit. Stockpiling allows the higher grade ore from Hugo North to gradually displace the open pit ore as the underground production ramps up to reach 85,000tpd.

At the end of year 5, completion of an expansion to the concentrator is contemplated in conjunction with production from Hugo North passing 10 million tpy toward its full production level of 29.5 million tpy. This provides the capacity to process 158,000tpd for the duration of the operation.

The ore is planned to be processed through conventional crushing, grinding and flotation circuits. The concentrate produced will initially be trucked to smelters in China and then in future years it is contemplated that the concentrate will be transported by the developing Mongolian rail network, expansions to which are already underway.

The Oyu Tolgoi Project is a remote greenfields project and therefore requires extensive infrastructure to be constructed in addition to the concentrating facilities. The major initial infrastructure elements include:

•	Water Borefields

•	Water Treatment

•	Housing

•	Airstrip

•	Supporting Facilities

•	Power

The next phase in the Oyu Tolgoi Project planning process after IDOP is the preparation of a Detailed Integrated Development and Operating Plan (“DIDOP”) that builds on IDOP. DIDOP will integrate a number of detailed capital expansion studies into an overall project report. The key additional work to be assessed in DIDOP includes: the Phase 2 Project Expansion, infrastructure, power supply, water permitting, concentrate marketing, the underground feasibility study, and further work on mine closure and reclamation plan. OT LLC expects to finalize DIDOP in late 2012.

Construction Progress at the Oyu Tolgoi Project

Overall construction of the first phase of the Oyu Tolgoi Project reached 70.0% completion at the end of 2011, and at the end of February 2012 was at 73%. Total capital invested in the project, including exploration, initial development and the Phase 1 project at the end of 2011 was approximately $5.0 billion.

Major updates for 2011 and plans for the first quarter of 2012 include:

•	Pre-stripping of overburden began in August 2011 as part of the construction of the first phase open pit mine to recover ore from the Southern Oyu Deposits.

•

The development of the first lift of the second phase underground block-cave mine at the Hugo North Deposit continued successfully during 2011. For further details of the development see below under the heading “Underground development of Hugo North Mine continued successfully in 2011”.

•

Construction of Shaft 2 is progressing well. The headframe and ancillary buildings were 81.5% complete at the end of 2011 and ahead of plan. In addition, shaft-sinking activities began in December 2011.

•

Construction of the concentrator was 73% complete at the end of 2011, ahead of the planned 69%. The assembly and alignment of semi-autogenous (“SAG”) mill 2 and ball mills 3 and 4 was completed. The primary crushing, overland conveyor and ore stockpile circuits are on track to be completed and pre-commissioned by the second quarter of 2012. Line 1 of the concentrator is on track to be completed and pre-commissioned by August, 2012. Line 2 is on track to be completed and pre-commissioned by the end of October, 2012. Commissioning with ore of the concentrator’s Line 1 circuit will depend on the availability of power from China as there will be insufficient temporary power on site to undertake this activity. If power is available from China by August 15, 2012, the plan date for production of first concentrate would be achieved.

•

Completion of construction and pre-commissioning of the primary crusher, overland conveyor and coarse-ore stockpile circuits is expected in April 2012, ahead of the previously planned June 15, 2012. This work will be run on temporary diesel power generated on site.

•

Pre-stripping of the open pit will deliver ore to the primary crusher ahead of schedule, enabling the primary crusher, overland conveyor and coarse ore stockpile circuits to be commissioned with ore beginning in April 2012.

•

Oyu Tolgoi’s total site based construction workforce peaked at 14,760 in October 2011. At the end of 2011, the workforce on site had been reduced to 11,500. Approximately 6,550 Mongolians were employed at the Oyu Tolgoi Project site, with an additional 3,500 Mongolians participating in offsite training.

•

Progress of the construction of off-site facilities and infrastructure reached 66% at the end of 2011, which was behind the plan of 68%. The cumulative shortfall was due to delays during the building of the Oyu Tolgoi–Gashuun Sukhait road to the Mongolia-China border and the Khanbumbat permanent airport, and the decision to defer the stringing of cables on the power line to the Mongolia-China border until the spring 2012. Facilities required for the production of the first ore are on schedule.

•

Non-binding concentrate sales memorandums of understandings with two large Chinese smelters were agreed to during the third quarter of 2011. Contracts are expected to be finalized with these smelters during the coming months. In addition, non-binding agreements on principal sales terms have been reached with two international trading companies; conversion of these agreements to binding agreements is currently under discussion. Most of the concentrate initially produced at Oyu Tolgoi is expected to be delivered to customers in China.

Pre-stripping of open-pit mine started as planned in August 2011

Pre-stripping of overburden to gain access to ore in the first phase open pit mine began on schedule in August 2011 using the OTLLC earthworks fleet. Work began with the construction fleet hauling clay material to the tailing-storage facility and the infrastructure projects, including roads, laydowns and access ramps. Commissioning of the initial open-pit mining fleet began in September 2011 with the release of the first Bucyrus RH340 hydraulic shovel and Komatsu 930E haul trucks. Deliveries of heavy mobile equipment, assembly and commissioning are on-going and all operational-readiness activities are on schedule. The full fleet of 28 trucks is expected to be in operation in August 2012.

At the end of 2011, 13.2 million tonnes of total material had been moved, with drill/blast production at approximately 80,000m drilled and more than 3,000 tonnes of explosives used in blasting.

Recruitment is ongoing, with more than 200 employees hired into the open pit team, including 190 Mongolian employees and 125 heavy equipment operators for the mining operations.

Underground development of Hugo North Mine continued successfully in 2011

The development of the first lift of the phase-two underground block cave mine at the Hugo North Deposit continued successfully during 2011. Lateral mine development 1,300m below surface at Hugo North is on schedule and achieved an advance during 2011 of 6,460m, for a total of 10,241m completed since tunnelling started in 2008. Underground lateral development was suspended as planned in February 2012 to enable the upgrade of hoisting equipment at Shaft #1, which is expected to continue until August, 2012. Underground lateral development is scheduled to resume in September 2012.

The design of the underground incorporates 4 shafts and 5 raises to ventilate the mine. The intended method of construction for the 5 ventilation raises is by raise boring. This has proven difficult and has suffered delays, the primary reason for schedule slippage has been due to poor ground conditions. Completion of the ventilation raises is on the critical path to production from the underground mine as the raises are required to meet the ventilation requirements for development and provide alternative means of egress should Shaft 1 be unavailable.

In order to mitigate and minimise risk to the project production, OT LLC is investigating alternative means of establishing the vertical development required to complete the ventilation infrastructure. Work to determine the impact of this issue is being carried out. Initial analysis by OT LLC suggests that the underground production could be delayed by around twelve months and that each month’s delay could have a net present value of $50 million. These investigations are planned to be incorporated into DIDOP and will allow OT LLC to quantify potential costs and changes required to meet the Project schedule.

In addition possible scope changes have been indicated including:

•	Additional development and excavation expenditures;

•	The addition of a fifth shaft;

•	An additional crew for the underground; and

•	Increased operating cost due to design changes.

Skills Training and Community Programs

The Oyu Tolgoi Project’s staffing strategy for the start of operations in July 2012 continues to rely heavily on the utilization of Mongolian men and women whose skills are being developed and who are receiving training throughout the construction phase.

As of January 2012, more than 11,000 Mongolians were working at the Oyu Tolgoi Project at the development site with 66 contractor companies. Approximately 360 Mongolian Nationals are currently contracted to OT LLC as trainees and are undertaking training in four selected Mongolian technical and vocational education training (TVET) schools and two major vendor companies (Transwest and Wagner Asia) to further develop apprenticeship training. OT LLC has more than 3,300 Mongolians that are participating in a special Government Employee Training Scheme, funded by Oyu Tolgoi that adds to the overall skills development pool.

Oyu Tolgoi has committed more than $85.0 million in funding over five years for education and training programs in Mongolia.

Updated Exploration Activities

During 2011, IVN continued its drilling program on the Oyu Tolgoi Project. For the period from January 1, 2011 to February 1, 2012, IVN completed 50,130m of surface resource geology drilling (including geotechnical and mine development investigation holes), 10,560m of underground geotechnical drilling and 30,059m of surface exploration diamond drilling.

Five drill rigs are conducting surface exploration drilling at the Oyu Tolgoi Project. Two of these rigs are delineating an initial resource estimate for the Heruga North Deposit, a 2.5km mineralized extension of the Heruga Deposit that extends northward from the southern border of the OT Licence to the Southern Oyu Deposits. Drilling in 2011 focused on the southern 1km long section of this zone, where three 300m spaced sections were drilled, totalling 12,389m.

In the northernmost section — following on from the 938m intersection of 0.42g/t of Au and 0.46%Cu from 1,460m in Hole OTD1510 that was reported in 2010’s highlights — the 2011 highlights included:

•	Hole OTD1510D — 378m of 0.26g/t of Au and 0.55%Cu from 1,498m.

•	In the next section to the south, Hole OTD1569 and its continuation, Hole OTD1569A, intersected a broad zone of mineralization between 1,496m and 1,862m, which included:

•	218m of 0.34g/t of Au and 0.75%Cu from 1,528m in Hole OTD1569; and

•	61m of 0.40g/t of Au and 1.03%Cu from 1,665m in Hole OTD1569A.

•	On the same section, Hole OTD1569B, a daughter hole 200m up dip from Hole OTD1569, included 48m of 1.25g/t of Au and 0.31% Cu from 1,758m; and 164m of 0.26g/t of Au and 0.42%Cu from 1,944m.

•	Hole OTD1569C, another daughter hole ending up 200m north of Hole OTD1569B, included 476m of 0.70g/t of Au and 0.33%Cu from 1,728m and 28m of 4.23g/t of Au and 1.16%Cu from 1,924m.

•	Hole OTD1570, 200m further south, intersected a broad zone of mineralization that included 360m of 0.74g/t of Au and 0.26%Cu from 1,456m; including 150m of 1.3g/t of Au and 0.3%Cu from 1,696m.

At Southwest Oyu, 1,293m of drilling were completed in Hole OTD1567, which targeted the down-plunge extension of mineralization below the previously defined resource. Apart from previously defined mineralization, the hole intersected 100m of 1.73g/t of Au and 0.63%Cu with a CuEq of 1.8%, at a down hole depth between 1,084m and 1,184m, before passing into unmineralized quartz monzodiorite.

A total of 7,660m of drilling was completed on the Shivee Tolgoi Licence in three sections spaced 350m, 800m and 2.4km north of the northern end of the Hugo Dummett Deposit. Hole EGD154 and its daughter hole, EGD154A, tested the section approximately 350m north of the Hugo Dummett Deposit. Both holes drilled through thick, unmineralized cover rocks before ending in the West Bat fault. The drilling showed that if there is a northern extension of the Hugo Dummett deposit it would be down-dropped by faulting to depths greater than 2,000m. Hole EGD147 and its daughter holes, EGD147A, B and D, tested the section 800m north of the northern end of the Hugo Dummett Deposit. Only narrow slivers of weakly mineralized host rocks were intersected below 2,000m. Hole EGD156, combined with Holes EGD143 and EGD005, drilled in previous years, tested the section 2.4km to the north of the Hugo Dummett Deposit. Only hornfelsed carboniferous rocks were intersected, despite drilling to 1,450m.

A total of 7,288m drilling was completed on the Javkhlant Licence. At the Javkhlant II induced-polarization anomaly, at the southernmost end of the Oyu Tolgoi Trend, 547m of drilling were completed in Hole EJD0037. Host rocks were augite basalt, the same as elsewhere at the Oyu Tolgoi Project. At the Javkhlant I IP anomaly, Hole EJD0038 tested the extension of mineralization intercepted in Hole EJD0035A some 200m down dip. It intercepted similar advanced, argillically altered ignimbrite, followed by augite basalt. Within a 220m thick, weakly mineralized zone, the best assay interval was 4m of 0.11g/t of Au and 1.05%Cu, from 2,110m.

Exploration Holes — January to December 2011

645000 mE
650000 mE
655000 mE
N
0
1
2km
MV015226
Shivee Tolgoi
IMMI-ENTREE JV
4770000 mN
4765000 mN
4760000 mN
4755000 mN
EGD156
EGD147
(series)
EGD152
EGD153
EGD154 (series)
HUGO NORTH
6709A
(Oyu Tolgoi)
MV015226
Shivee Tolgoi
100% Entree Gold
SOUTH HUGO
CENTRAL OT
OTD1724
SW OT
SOUTH OT
OTD1567
HERUGA NORTH
MV15225
Javkhlant
IMMI-ENTREE JV
OTD1510 (series)
EJD0003
OTD1570
(series)
OTD1569 (series)
EJD0005
EJD0005A
HERUGA
EJD0040
6708A
(Manakht)
JAVKHLANT
6710A
(Khukh Khad)
EJD0038
EJD0037
EJD0039
DDH
RC
Trenching

Significant Results — January to December 2011

Hole No.	From (m)	To (m)	Len. (m)	Au (g/t)	Cu (%)	Mo (ppm)	eCu%
EGD147B	2,082	2,116	34	0.03	0.15	26	0.19
EJD0003	1,192	1,212	20	0.77	0.11	5	0.60
and	1,286	1,332	46	0.28	0.05	5	0.23
EJD0037	232	504	272	0.03	0.10	25	0.13
EJD0038	1,996	2,132	136	0.04	0.28	7	0.31
OTD1510D	1,498	1,876	378	0.26	0.55	86	0.76
OTD1567	30	454	424	0.13	0.41	38	0.51
and	550	1,184	634	0.76	0.33	21	0.82
including	892	940	48	1.14	0.49	16	1.22
including	966	1,030	64	1.02	0.35	41	1.02
including	1,084	1,184	100	1.73	0.63	15	1.74
OTD1569	1,496	1,848	352	0.38	0.60	116	0.88
including	1,528	1,746	218	0.34	0.75	151	1.05
OTD1569A	1,665	1,862	197	0.38	0.56	101	0.86
including	1,665	1,726	61	0.40	1.03	234	1.40
including	1,778	1,862	84	0.51	0.46	54	0.81
OTD1569B	1,508	1,698	190	0.18	0.49	168	0.70
and	1,758	1,806	48	1.25	0.31	5	1.11
and	1,944	2,108	164	0.26	0.42	145	0.67
OTD1569C	1,468	1,644	176	0.22	0.61	167	0.84
and	1,728	2,204	476	0.70	0.33	50	0.80
including	1,924	1,952	28	4.23	1.16	56	3.88
OTD1569D	1,206	2,346	1,140	pending
OTD1570	1,598	1,958	360	0.74	0.26	25	0.75
including	1,696	1,846	150	1.30	0.30	9	1.13
and	2,010	2,116	106	0.33	0.23	21	0.45
OTD1570A	1,078	1,624	546	pending

SouthGobi Resources Ltd.

Overview

As of December 31, 2011, IVN held a 57.8% interest in SouthGobi, which is an integrated coal mining, development and exploration company. SGQ Shares trade on the TSX under the symbol SGQ and the HKSE under the stock code symbol 1878.

SouthGobi owns the Ovoot Tolgoi Coal Project and two development projects, the Soumber Deposit and the Underground. The Ovoot Tolgoi Complex comprises the Ovoot Tolgoi Coal Project together with the Underground.

Ovoot Tolgoi Complex

The Ovoot Tolgoi Coal Project, strategically located approximately 40km from the China-Mongolia border, is SouthGobi’s flagship producing asset. SouthGobi commenced mining at the Ovoot Tolgoi Coal Project’s Sunset Pit in April 2008, and commenced coal sales in September 2008. Current products from the Ovoot Tolgoi Coal Project include coals with coking (or metallurgical) applications primarily a raw semi-soft coking coal and raw higher-ash coals, which can be washed into semi-soft coking coal.

Currently, the majority of SouthGobi’s coal is sold at mine-gate for eventual export to China, although in the first quarter of 2011, SouthGobi began delivering coal directly to customers in China. SouthGobi is working on improving access to the Chinese border and as a result of continuing discussions with the Government of Mongolia, border access into China improved in 2010. The relevant authorities continue to work on projects to expand border capacity, which will allow SouthGobi to continue to increase coal shipments in the future. Four designated coal border crossing corridors are under construction at Shivee Khuren-Ceke border crossing and are anticipated to open in mid-2012.

To further enhance the value of its products, SouthGobi commenced construction of a coal handling facility in June 2010, including dry air separators and blending capabilitities. The coal handling facility was commissioned in February 2012.

At the end of the first quarter 2011, SouthGobi filed an updated prefeasibility study for the Ovoot Tolgoi Coal Project, as well as an updated independent NI 43-101 compliant resource estimate for the Ovoot Tolgoi Complex. SouthGobi is currently working on a new updated independent NI 43-101 compliant report, which is expected to be filed in March 2012.

Soumber

The Soumber Deposit comprises the Soumber, Biluut, South Biluut and Jargalant Fields. The Soumber Field located approximately 20km east of the Ovoot Tolgoi Coal Project, which could allow the operations to share existing infrastructure in the event a mine is developed there. The Biluut, South Biluut and Jargalant Fields lie along strike to the east of the Soumber Fields.

SouthGobi filed a report on March 30, 2011 containing the results of an updated independent NI 43-101 compliant resource estimate for the Soumber Deposit. SouthGobi is currently working on a new updated independent NI 43-101 compliant report, which is expected to be filed in March 2012.

Other Projects

Mongolia

Metal Prospects

IVN, through its 100% subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration program in Mongolia on licences that are not part of the Oyu Tolgoi Project. The exploration program has been reduced substantially from previous years and licences now cover a total of approximately 47,475ha in 6 separate licences, some of which are joint venture licences. Of these licences, approximately 20,000ha are covered by the Ulaan Khud Licence, which is subject to the IVN-BHP Joint Venture that was formed in 2005.

In March 2011, IVN announced that the Company and BHP had discovered a new zone of shallow copper-molybdenum-gold mineralization approximately 10km north of the Oyu Tolgoi Project. The discovery, known as Ulaan Khud North, extended the known strike length of the Oyu Tolgoi mineralized system by an additional 3km to the north, to a total of more than 23km.

Ulaan Khud North is located on a 19,625ha exploration licence that is part of the IVN-BHP Joint Venture. BHP has earned a 50% interest in the joint venture, which includes the Ulaan Khud North property, by spending $8 million in exploration costs and conducting an airborne survey using BHP’s proprietary FalconTM gravity gradiometer system over the Oyu Tolgoi area.

A Pre-Mining Agreement for the Ulaan Khud Licence was received from the Government of Mongolia in March 2011. It specifies that IVN and BHP have 3 years to conduct additional exploration, complete an environmental impact study, prepare a final feasibility study and gain approval for the design for the project. The agreement also specifies that a feasibility study to mine the deposit is required to be delivered to the Mineral Resources Authority of Mongolia by June 30, 2013.

A 3D IP survey with resistivity and Magneto Tellurics commenced in May 2011 and identified five geophysical targets. Drilling commenced in July and a total of 7,975m of diamond drilling and 3,424m of PCD drilling were completed in 35 holes until drilling ended in December 2011. 3 holes in the southeastern part of the licence found finely disseminated copper mineralization in quartz monzodiorite, similar to intrusive host rocks at Oyu Tolgoi.

On November 30, 2011, the Mineral Resource Authority of Mongolia gave notice pursuant to Resolution 175 that the Ulaan Khud Licence partially overlapped with an area being set aside for infrastructure related to the Oyu Tolgoi Project. The impact of this on the exploration licence is not clear at this stage; however, the IVN-BHP Joint Venture decided to suspend further exploration until the risk of expropriation was removed. For more information on Resolution 175, see “Oyu Tolgoi Project — Government legislation and Infrastructure” in this AIF.

Kazakhstan

IVN holds a 50% voting equity interest in Altynalmas Gold, a company that holds a 100% interest in the Kyzyl Gold Project, which encompasses the Bakyrchik and Bolshevik gold deposits in northeastern Kazakhstan. Located approximately 100km southwest of Ust-Kamenogorsk, the industrial centre of eastern Kazakhstan, the Kyzyl Gold Project is served by an established railway and an electricity grid, and also has existing underground workings, shafts and minesite infrastructure.

The Kyzyl gold system consists of a series of mineralized lenses, or lodes, lying within a large, 15km long shear zone. International mining consultants Roscoe Postle Associates (“RPA”) has completed an independent NI 43-101 compliant technical report (the “RPA Technical Report”) on the Kyzyl Gold Project based on a feasibility study level report completed by Fluor Canada and subsequent optimization studies undertaken by Hatch Mining and Metals Canada. The project encompasses the redevelopment of the Bakyrchik underground mine and the construction of a new processing plant incorporating fluidized bed ore roasting technology, and supporting mine infrastructure.

Other highlights of the RPA Technical Report include:

•	The successful completion of performance testing of a metallurgical process that recovers at least 88% of contained gold.

•	The development of an innovative and proprietary ore treatment process that produces an environmentally stable, iron arsenate mineral by-product that meets international environmental standards.

•

An 18% increase in the indicated mineral resources, inclusive of mineral reserves, at the Kyzyl Gold Project, which now contain an estimated 7.35 million ounces of gold as of December 1, 2011. The project is also estimated to contain an additional 3 million ounces of gold in inferred mineral resources. The mineral resources are within the Bakyrchik and Bakyrchik East deposits.

Australia

IVN holds a 59% interest in Ivanhoe Australia, through its wholly-owned subsidiary, Orian Holding Corp. Ivanhoe Australia is a mineral resource issuer focused on the exploration for, and development of, minerals in northwest Queensland near Cloncurry, Australia. Its key projects are the Osborne Project, a copper-gold project that began production in March 2012, the Merlin Project, a high grade molybdenum and rhenium deposit and the Mount Dore Project, which is a polymetallic property hosting copper-gold resources. Ivanhoe Australia also holds an interest in several other prospective mineral properties, including the Mount Elliott Project, a copper and gold prospect located in Queensland, Australia.

Originally acquired by the Company in 2003, Ivanhoe Australia completed a A$125 million IPO and listed the IVA Shares on the ASX in 2008. In September 2010, Ivanhoe Australia completed a prospectus offering in Australia of units, with each unit consisting of one IVA Share and one half of one warrant, with each full warrant entitling the holder to acquire one IVA Share until September 20, 2011 at a price of A$3.38 per IVA Share. A total of 93,458,650 units were sold at a price of A$2.88 per unit, for gross proceeds of A$269 million. Subsequently, in November 2010, Ivanhoe Australia completed a secondary listing of IVA Shares on the TSX under the symbol “IVA”.

In September 2011, Ivanhoe Australia completed the first stage of an A$180.6 million offering of IVA Shares. The first tranche of the offering raised A$87.6 million from the issuance of 63.3 million IVA Shares. A further A$92.6 million was raised on November 10, 2011 through the issuance of 66.6 million IVA Shares to IVN, following receipt by Ivanhoe Australia of disinterested shareholder approval.

In October 2010, Ivanhoe Australia acquired the Osborne Project from Barrick Australia. The Osborne Project is located approximately 50km from the Mount Dore Project, and consists of mining and processing facilities, which include a 2 million tpy copper and gold flotation concentrator, a gas and diesel fired power station, a modern camp that can accommodate 470 personnel, an underground mining and mobile fleet and several hundred kilometres of exploration tenements. Ivanhoe Australia commissioned a technical report of the Osborne Project, which surveyed mineralized material to be sourced from its Osborne and Starra deposits for processing through the facilities located on the Osborne Project during an initial 4 year period. This report is dated October 28, 2011, and is available under Ivanhoe Australia’s SEDAR profile, at www.sedar.com.

Additional technical reports have been prepared with respect to each of the Merlin Project and Mount Dore Project, and are similarly available on Ivanhoe Australia’s SEDAR profile at www.sedar.com.

Ivanhoe Australia is nearing completion of a feasibility study for the Merlin Project, as well as a pre-feasibility study at the Mount Dore Project. These reports will update the current mine plans on the properties and incorporate recent drill results. In addition, Ivanhoe Australia has undertaken a scoping study at the Mount Elliott Project, and expects to have the results of such study in April 2012.

On June 17, 2008, Ivanhoe Australia entered into a loan agreement with IVN, pursuant to which the Company agreed to provide Ivanhoe Australia with a non-revolving line of credit for up to A$91 million which incurred interest at a rate of BBR plus 2.5% per year. Unless prepaid, the loan was to mature on June 17, 2013. Ivanhoe Australia has repaid the loan in full, delivering: A$38 million from proceeds raised from its IPO, A$27 million with proceeds raised from the offering of units in September 2010, and the balance of A$30.6 million, from the proceeds of the issuance of IVA Shares to the Company in November 2011.

Other Exploration

During 2011, IVN had active exploration programs in Indonesia and the Philippines. These programs are principally being conducted through joint ventures and are focused on porphyry related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses and systematic rock-chip and channel sampling of all properties, trenching and, in some cases, exploration diamond drilling. Exploration was ongoing in all these regions at the end of 2011. In addition, IVN conducted detailed reviews of projects and prospective belts in Latin America.

Other Information

Equity Investments

IVN holds equity investments in a number of publicly traded, non-subsidiary mineral exploration and development companies. The following table outlines the equity investments held by the IVN Group and, in respect of each such equity investment involving securities that are listed on a stock exchange, their quoted market value as at December 31, 2011:

Company	Number of Shares	Value
Entrée Gold Inc. (TSX)	13,799,333	Cdn$	17,111,173
Intec Limited (ASX)	4,117,484	A$	78,232
Asia Now Resources Corp. (TSX-V)	969,036	Cdn$	300,401
Exco Resources NL (ASX) (1)	79,288,632	A$	14,668,397
Emmerson Resources Limited (ASX) (2)	22,610,000	A$	4,635,050
Kangaroo Resources Limited (ASX) (3)	50,000,000	A$	7,250,000
Ivanplats Limited (unlisted) (4)(5)	33,457,805		N/A
Aspire Mining Limited (6)	123,498,316	A$	45,694,377

Notes:

(1)	IVN’s interest in Exco Resources NL is indirect, as IVN’s subsidiary, Ivanhoe Australia owns the 79,288,632 shares of Exco Resources NL.
(2)	IVN’s interest in Emmerson Resources Limited is indirect, as IVN’s subsidiary, Ivanhoe Australia owns 22,610,000 shares of Emmerson Resources Limited.
(3)	IVN’s interest in Kangaroo Resources Limited is indirect, as IVN’s subsidiary, SouthGobi owns the 50,000,000 shares of Kangaroo Resources Limited.
(4)	As of December 31, 2011, IVN’s Chief Executive Officer, Robert M. Friedland, held a voting equity ownership interest of 35.47% in Ivanplats Mining Limited (“Ivanplats”).
(5)

IVN also holds 550,000 IPO warrants in the capital of Ivanplats that vest upon the closing of an Ivanplats IPO (as defined herein). Each IPO warrant entitles the holder to purchase 5.5 common shares of Ivanplats at the IPO price at any time until the 2 year anniversary of the IPO.

(6)	IVN’s interest in Aspire Mining Limited is indirect, as IVN’s subsidiary, SouthGobi, owns the 123,498,316 common shares of Aspire Mining Limited.

Employees

As at December 31, 2011, IVN had approximately 3,358 employees working at various locations.

DIVIDENDS

IVN has not paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is, subject to certain statutory restrictions described below, within the discretion of IVN’s board of directors based on their assessment of, among other factors, IVN’s earnings or lack thereof, its capital and operating expenditure requirements and its overall financial condition. Under the YBCA, the discretion of the board of directors to declare or pay a dividend on the Common Shares is restricted if reasonable grounds exist to conclude that IVN is, or after payment of the dividend would be, unable to pay its liabilities as they become due or that the realizable value of its assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Common Shares.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of IVN consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As of March 29, 2012, there are 741,347,768 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in IVN’s articles of continuance, IVN’s by-laws and in the YBCA and its regulations.

Common Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of IVN are entitled to vote separately as a class or series. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of IVN in the event of liquidation, dissolution or winding up of IVN. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the YBCA nor the constating documents of IVN impose restrictions on the transfer of Common Shares on the register of IVN, provided that IVN receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by IVN’s board of directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by IVN. The YBCA provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Preferred Shares

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by IVN’s directors. IVN’s directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of IVN to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of IVN.

MARKET FOR SECURITIES

The Common Shares of IVN are traded in Canada on the TSX, and in the United States on the NYSE and the NASDAQ. The closing price of IVN’s Common Shares on the TSX on March 29, 2012 was Cdn$15.56. The closing price listed on the NYSE on March 29, 2012 was $15.58, and the closing price listed on the NASDAQ on March 29, 2012 was $15.59.

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX during the periods indicated:

(stated in Canadian dollars)

PERIOD	HIGH	LOW	VOLUME
January 2011	$28.770	$23.100	16,025,567
February 2011	$28.980	$25.670	11,729,271
March 2011	$28.210	$24.000	16,163,355
April 2011	$27.820	$24.300	11,289,608
May 2011	$25.260	$22.520	13,747,889
June 2011	$24.670	$21.010	14,147,333
July 2011	$25.980	$23.960	11,009,317
August 2011	$25.460	$17.010	16,787,989
September 2011	$22.440	$12.970	25,071,699
October 2011	$21.260	$12.850	23,318,819
November 2011	$23.400	$18.550	22,240,321
December 2011	$23.000	$16.370	20,729,785

DIRECTORS AND OFFICERS

Name and Occupation

The name, province or state, and country of residence and position with IVN of each director and executive officer of IVN, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding 5 years is as follows:

Name and Municipality of Residence	Position with Company	Principal Occupation During Past 5 Years
ROBERT FRIEDLAND Singapore	CEO and Director (Director since March 1994)

Chief Executive Officer of IVN (October 2010 to present); Executive Co-Chairman of Ivanhoe Energy Inc. (oil and gas company) (May 2008 to present); Chairman and President, Ivanhoe Capital Corporation (a venture capital company) (1988 to present); Executive Chairman of IVN (March 1994 to May 2011); Deputy Chairman for Ivanhoe Energy Inc. (June 1999 to March 2008); Chairman of Ivanplats Limited (formerly Ivanhoe Nickel & Platinum Ltd.) ( November 2000 to present) and President of Ivanplats Limited (June 2003 to May 2008)

PETER MEREDITH Vancouver, Canada	Deputy Chairman and Director (Director since March 2005)

Deputy Chairman of IVN (May 2006 to present); Chief Financial Officer of Ivanhoe Capital Corporation (a venture capital corporation) (1996 to March 2009); Chief Executive Officer, SouthGobi (June 2007 to October 2009); Chairman, SouthGobi (October 2009 to present).

DAVID HUBERMAN Vancouver, Canada	Director and Chairman (Chairman since May 2010) (Director since September 2003)	President, Coda Consulting Corp. (business consulting firm) (1993 to present).

R. EDWARD FLOOD Monaco	Director (Director since March 1995)

Chairman of Concordia Resource Corp. (formerly Western Uranium Corporation) (March 2007 to present); Chief Executive Officer of Concordia Resource Corp. (December 2011 to present); President of Concordia Resource Corp. (December 2010 to November 2011); Managing Director, Investment Banking, Haywood Securities (UK) Limited (investment dealer) (March 2007 to March 2010);

DR. MARKUS FABER Chiang Mai, Thailand	Director (Director since February 2002)	Managing Director, Marc Faber Limited (investment advisory firm and fund manager) (June 1990 to present).

Name and Municipality of Residence	Position with Company	Principal Occupation During Past 5 Years
DAVID KORBIN West Vancouver, Canada	Director (Director since May 2006)	Independent Management and Financial Consultant (May 1998 to present).

LIVIA MAHLER Vancouver, Canada	Director (Director since March 2009)	Partner and co-founder, Greenstone Venture Partners (February 2000 to present); President and Chief Executive Officer, Computational Geoscience Inc. (December 2010 to present).

TRACY STEVENSON Sandy, United States	Director (Director since May 2010)

Founding member of Bedrock Resources, LLC, (2010 — present); Founding member of SOS Investors LLC (a private resources investment firm) (2008 — present); various positions with Rio Tinto (January 1980 — July 2007); Non-executive Chairman, Quattera Resources (February 2008 to present).

DAN WESTBROOK Albuquerque, United States	Director (Director since September 2010)

President, BP China Gas, (September 2001- December 2005); Independent Director, Enbridge Energy Company and Enbridge Energy Management (2007 to present); Director, Carrie Tringly Hospital Foundation (2008 to present).

MICHAEL GORDON Colchester, United Kingdom	Director (Director since September 2010)	Executive Vice President and Chief Financial Officer, Anglo American PLC (May 1999 — June 2008); Independent Director / Consultant (2008 to present).

ROBERT HOLLAND III Dallas, United States	Director (Director since November 2010)	Executive Co-Chairman, Max Petroleum (May 2006 — present).

ANDREW HARDING Surrey, England	Director (Director since February 2011)

Chief Executive, Rio Tinto Copper (October 2009 to present); President and Chief Executive, Kennecott Utah Copper (November 2007 to October 2009); various other positions within the Rio Tinto Group (1992 to present).

KAY PRIESTLY Park City, United States	Director (Director since February 2011)	Chief Financial Officer, Rio Tinto Copper (2008 — present).

DAN LARSEN Buckinghamshire, England	Director (Director since July 2011)	Group Controller and Global Head of Planning and Reporting, Rio Tinto, PLC (2005 to present).

JOHN MACKEN Destin, USA	President	President, IVN (January 2004 to present); Chief Executive Officer, IVN (May 2006 to October 2010); Chairman, SouthGobi (June 2007 to October 2009).

TONY GIARDINI Vancouver, Canada	Chief Financial Officer	Chief Financial Officer, IVN (May 2006 to present).

Name and Municipality of Residence	Position with Company	Principal Occupation During Past 5 Years

STEVEN GARCIA North Carolina, USA	Executive Vice President	Executive Vice President of IVN (October 2005 to present); Project Director of IVN (May 2005 to present); CEO Chamoa Farm, Inc. (a wholesale landscaping and nursery company) (2001 to present).

SAM RIGGALL Melbourne, Australia	Executive Vice President, Business Development & Strategic Planning

Executive Vice President, Business Development and Strategic Planning of IVN (October 2010 to present). Executive General Manager, Commercial of Ivanhoe Australia (February 2010 to October 2010); General Manager, Business Evaluation, Rio Tinto (September 2008 to January 2010).

DAVID WOODALL Brigadoon, Australia	President, Gold Division	CEO of Altynalmas (April 2009 — present); President, Gold Division of IVN (August 2006 to present).

RICHARD GOSSE Richmond, Canada	Vice President, Exploration	Vice President, Exploration of IVN (January 2009 to present); Vice President, Exploration, Metals Division of SouthGobi (February 2004 to December 2008).

JAY GOW Burnaby, Canada	Vice President, Marketing	Vice President, Marketing of IVN (May 2004 to present).

BEVERLY BARTLETT New Westminster, Canada	Vice President, Corporate Secretary and Ethics & Compliance Officer

Vice President of IVN (May 2006 to present); Vice President of SouthGobi (May 2007 to present); Vice President of Ivanhoe Energy Inc. (August 2006 to present); Vice President of Jinshan Gold Mines Ltd. (May 2007 to May 2008); Corporate Secretary of IVN (June 2001 to present); Corporate Secretary of SouthGobi (August 2003 to present); Corporate Secretary of Ivanhoe Energy Inc. (May 2001 to present); Corporate Secretary of Jinshan Gold Mines Ltd. (May 2003 to May 2008).

CATHERINE BARONE Port Moody, Canada	Vice President, Finance	Vice President, IVN (May 2008 to present); Controller of IVN (November 2002 to May 2011).

GEOFFREY HARDING Vancouver, Canada	Vice President, Project Evaluation and Development	Vice President, Project Evaluation and Development, IVN (May 2008 to present); Manager of Mining of IVN (July 2003 to May 2008).

DAVID BAKER Vancouver, Canada	Vice President and Treasurer	Vice President of IVN (June 2011 to present); Treasurer of IVN (February 2010 to present); Manager-Corporate Development and Project Finance of IVN (June 2005 to February 2010).

Name and Municipality of Residence	Position with Company	Principal Occupation During Past 5 Years
STEPHEN TORR North Vancouver, Canada	Vice President, Geosciences	Vice President, Geosciences of IVN (May 2011 to present); Resource Manager of IVN (March 2009 to May 2011); Chief Resource Geologist of IVN (July 2005 to March 2009)

BILL TRENAMAN Port Moody, Canada	Vice President, Investor Relations	Vice President, Investor Relations of IVN (May 2011 to present), Investor Relations Officer of IVN (November 1996 to May 2011)

BOB WILLIAMSON Richmond, Canada	Vice President, Corporate Communications	Vice President, Corporate Communications of IVN (May 2011 to present), Corporate Communication Officer of IVN (September 1996 — May 2011)

Each director’s term of office expires at the next annual general meeting of IVN.

Shareholdings of Directors and Executive Officers

As of March 29, 2012, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 101,933,527 Common Shares representing approximately 13.8% of all issued and outstanding Common Shares.

Committees of the Board

The committees of IVN’s board of directors consist of an Audit Committee, a Compensation and Benefits Committee, a Nominating and Corporate Governance Committee, an Executive Committee, a Safety, Health and Environment Committee and a Currency Advisory Committee. The members of the Audit Committee are David Korbin, Markus Faber, Livia Mahler, Tracy Stevenson and Michael Gordon. The members of the Compensation and Benefits Committee are David Korbin, Markus Faber, Livia Mahler and Robert Holland. The members of the Nominating and Corporate Governance Committee are David Huberman, Robert Holland, Dan Westbrook and Michael Gordon. The members of the Executive Committee are Robert Friedland, John Macken, Peter Meredith and David Huberman. The directors who are members of the Safety, Health and Environment Committee are Dan Westbrook, Andrew Harding and Tracy Stevenson. John Macken, who is no longer a director, is also a member of the Safety, Health and Environment Committee. The directors who are members of the Currency Advisory Committee are David Korbin, Peter Meredith and Mark Faber. IVN’s Chief Financial Officer, Tony Giardini, who is not a director, is also a member of the Currency Advisory Committee.

Conflicts of Interest

Certain directors of IVN and its subsidiaries are associated with other reporting issuers or other corporations. These relationships may give rise to conflicts of interest from time to time. For example, Robert Friedland, Peter Meredith and Mark Faber are directors of Ivanplats, a company that may compete with IVN for mineral resource acquisition opportunities; Andrew Harding is an executive officer of the Rio Tinto Group, Kay Priestly and Dan Larsen, are also executive officers of the Rio Tinto Group, which is the Company’s largest shareholder. Messrs. Harding and Larsen and Ms. Priestly are nominated by Rio Tinto to act as directors of the Company pursuant to Rio Tinto’s board representation rights under the Private Placement Agreement.

In accordance with the YBCA, directors and officers of IVN are required to disclose to IVN the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with IVN, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

IVN has adopted a Code of Business Conduct and Ethics (the “Ethics Policy”) that applies to all directors, officers and employees of IVN and its subsidiaries. As required by the Ethics Policy, individuals representing IVN must not enter into outside activities, including business interests or other employment that might interfere with or be perceived to interfere with their performance at IVN.

Audit Committee Information

Information concerning the Audit Committee of IVN, as required by National Instrument 52-110, is provided in Schedule A to this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this AIF, no director or executive officer of the Company or person that beneficially owns or controls, directly or indirectly, 10% or more of the issued and outstanding Common Shares or associate or affiliate of any such director or executive officer or 10% shareholder has any material interest, direct or indirect, in any transaction within the Company’s three most recently completed financial years or within the current financial year that has materially affected or would materially affect the Company.

IVN is a party to cost sharing agreements with other companies in which the Company’s Chief Executive Officer, Robert Friedland has a material direct or indirect beneficial interest. Through these agreements, IVN shares, on a cost recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Japan, Beijing and London, and an aircraft. IVN also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2011, IVN’s share of these costs was $23.1 million (2010 — $21.3 million and 2009 — $15.8 million). The companies with which IVN is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in each of them, as at December 31, 2011, are as follows:

Company Name	Robert Friedland Ownership Interest
Ivanhoe Energy Inc.	14.30%
Ivanhoe Capital Corporation	100%
Ivanplats Limited	35.47%
I-Pulse Inc.	33.38%
SouthGobi Resources Ltd.	— (1)
GoviEx Uranium Inc.	Nil

Notes:

(1)	As at December 31, 2011, Mr. Friedland owned 13.71% of the Common Shares of the Company, which owned 57.79% of the SGQ Shares (57.63% as of March 29, 2012).

As at December 31, 2011, IVN held an 8.8% voting equity interest in Ivanplats, on a fully diluted basis. On November 11, 2011, IVN acquired 15,000 convertible unsecured bonds of Ivanplats at $1,000 each. The principal and accrued and outstanding interest thereunder is convertible to common shares of Ivanplats at the election of IVN if and when Ivanplats conducts a qualified IPO of its shares (an “Ivanplats IPO”). Ivanhoe is also the holder of 550,000 share purchase warrants of Ivanplats, which warrants vest upon the closing of an Ivanplats IPO. Under the terms of such warrants, each warrant entitles the holder to purchase 5.5 common shares of Ivanplats at the price per share set under the Ivanplats IPO for a period of 2 years after the closing of such IPO.

Rio Tinto is the Company’s largest shareholder, holding 50.92% of the Company’s issued and outstanding Common Shares. Within the Company’s three most recently completed financial years, and within the current financial year, members of the Rio Tinto Group have been parties to a series of transactions that have materially affected, or could materially affect, the Company. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions”. During the year ended December 31, 2011, Rio Tinto provided services to the Company for the Oyu Tolgoi Project on a cost recovery basis which amounts to $110.2 million (2010 — $23.8 million and 2009 — $8.6 million).

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver and Toronto.

MATERIAL CONTRACTS

Material contracts under National Instrument 51-102 Continuous Disclosure Obligations are contracts, other than contracts entered into in the ordinary course of the Company’s business, that are material to the Company. The following is a list of: (i) material contracts entered into since January 1, 2011; and (ii) material contracts entered into prior to January 1, 2011 but after January 1, 2004 that remain in effect:

1.

Entrée Earn-in Agreement[2], pursuant to which IVN earned a participating interest in the Entrée Joint Venture of 80% in respect of minerals below 560m and 70% in minerals above 560m by having expended $35 million in earn-in expenditures on the areas of the Hugo North Extension that are the subject of the Entrée Joint Venture.

2.	Private Placement Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Private Placement Agreement”.

3.	Investment Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia — Investment Agreement”.

4.	Shareholders’ Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia — Shareholders’ Agreement”.

5.	T-Bill Purchase Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia — T-Bill Purchase Agreement”.

6.	HOA. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — HOA”.

INTERESTS OF EXPERTS

Deloitte & Touche LLP is the auditor of IVN, and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

IVN has relied on the work of the qualified persons listed in the section of this AIF entitled “DESCRIPTION OF THE BUSINESS — Qualified Persons” in connection with the scientific and technical information presented in this AIF in respect of its material mineral property, the Oyu Tolgoi Project, which is based upon the IDOP Technical Report, which report is available for review on SEDAR at www.sedar.com.

To the knowledge of IVN, none of the qualified persons listed in the section of this AIF entitled “DESCRIPTION OF THE BUSINESS — Qualified Persons” who prepared or contributed to the preparation of the IDOP Technical Report, nor any of companies listed therein that employ those individuals, hold Common Shares or securities exercisable to acquire Common Shares equal to or greater than 1% of the issued and outstanding Common Shares.

[2]	Under the terms of the Investment Agreement, IVN agreed to transfer its interest in the Entrée Joint Venture to OT LLC.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of IVN’s securities and options to purchase IVN’s Common Shares is contained in the management proxy circular for the annual general meeting of IVN to be held on May 11, 2012, which will be made available on SEDAR at www.sedar.com concurrent with the delivery of the management proxy circular to IVN’s shareholders. Additional financial information is contained in IVN’s comparative financial statements and MD&A as at and for the years ended December 31, 2011 and 2010. Copies of the management proxy circular (when filed), financial statements and MD&A are available on SEDAR, and may also be obtained upon request from IVN at 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1.

Additional information relating to IVN may be found on SEDAR at www.sedar.com.

SCHEDULE A

Audit Committee Information

Composition of Audit Committee

IVN’s Audit Committee consists of David Korbin, Mark Faber, Livia Mahler, Tracy Stevenson and Michael Gordon. Mr. Korbin has been Chairperson of the Audit Committee since May 11, 2007. IVN’s board of directors has determined that all members of the Audit Committee are “independent” and “financially literate” as defined in National Instrument 52-110. In addition, in accordance with NYSE corporate governance listing standards, IVN’s board of directors has determined that David Korbin is an audit committee financial expert.

Relevant Education and Experience

David Korbin

Mr. Korbin holds a Chartered Accountant designation. For 16 of his 25 years in the accounting profession, he was managing partner of a number of firms including the Vancouver office of Deloitte Haskins & Sells and Deloitte & Touche LLP. He is currently working as a management and financial consultant and has been a director of E-Comm Emergency Communications for Southwest British Columbia Incorporated since 2001 serving as Chair of the board of directors since 2004 and Chair of their audit committee from 2002 to 2003. Prior thereto, Mr. Korbin served on the board of directors for Vancouver General Hospital and the Vancouver Hospital and Health Sciences Centre and Chair of the Board from 1995 — 1998. Mr. Korbin is a member of the Institute of Corporate Directors.

Markus Faber

Dr. Faber holds a PhD in economics from the University of Zurich. He has over 35 years experience in the finance industry, including acting as manager of an investment bank in the United States in which he routinely performed financial analysis of a range of different companies. His current occupation is principal of Marc Faber Limited, an investment advisory firm and fund manager. He also acts as a director and advisor to a number of investment funds. Dr. Faber is a member of the Institute of Corporate Directors.

Livia Mahler

Ms. Mahler received a Bachelor of Science degree from the Hebrew University of Jerusalem in 1981 and an MBA from the University of British Columbia in 1991. Ms. Mahler is a member of the Canadian Venture Capital Association, Institutional Investors Committee. Ms. Mahler sits on the Advisory Board of the Maurice Young Entrepreneurship and Venture Capital Research Centre at the University of British Columbia’s Sauder School of Business. Previously, Ms. Mahler was a Senior Investment Manager for the Business Development Bank of Canada and is the founding General Partner for the Western Technology Seed Investment fund. Ms. Mahler is a member of the Institute of Corporate Directors.

Tracy Stevenson

Tracy Stevenson is a senior mining industry executive with international experience in finance, mergers and acquisitions, strategic planning, corporate governance, auditing, administration and information systems and technology. He worked for Rio Tinto plc and related companies for 26 years, where he held a number of senior leadership positions and was involved with many major exploration, development and financing projects. He also has “Big 5” public accounting experience with Coopers & Lybrand (now PriceWaterhouseCoopers). Mr. Stevenson has a B.S. Accounting Magna Cum Laude from the University of Utah and is a Certified Public Accountant (licence inactive). Mr. Stevenson is a member of the Institute of Corporate Directors.

Michael Gordon

Michael Gordon was a senior executive with Anglo American for 19 years and held the position of Executive Vice President and Chief Financial Officer of the company’s Anglo Base Metals division from 1999 to 2008. He led the building of the base metals division into Anglo American’s best performing and most profitable operating division. Mr. Gordon has extensive experience in relation to financial management, strategic development, mergers, acquisitions, disposals, investor relations and negotiations with governments and regulators. Mr. Gordon has a Bachelor of Commerce from the University of Natal, was a Rhodes Scholar and holds a LL.B (cum laude) from the University of Aberdeen and LLB from the University of Cambridge. Mr. Gordon is a member of the Institute of Corporate Directors.

Audit Fees

Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Company with their remuneration to be fixed by IVN’s board of directors. Deloitte & Touche LLP have been the Company’s auditors since January 1995.

Fees billed by Deloitte & Touche LLP during fiscal 2011 and fiscal 2010 were approximately Cdn$2,940,000 and Cdn$2,181,000, respectively. The aggregate fees billed by the auditors in fiscal 2011 and fiscal 2010 are detailed below.

(Canadian $ in 000’s)	2011	2010
Audit Fees (a)	$1,203	$954
Audit Related Fees (b)	$771	$1,156
Tax Fees (c)	$143	$71
Other Fees (d)	$823	—

Total	$2,940	$2,181

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2011 and 2010 consisted of:

•	audit of the Company’s annual statutory financial statements; and

•	audit of its subsidiaries, SouthGobi’s and Ivanhoe Australia’s annual statutory financial statements.

In addition, in 2011 and 2010 fees were paid for services provided in connection with review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the required attestations relating to internal controls.

(b)	Fees for audit-related services provided during fiscal 2011 and 2010 consisted of:

•	translation services;

•	financial accounting and reporting consultations;

•	reviews of IVN’s quarterly financial statements; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.

(c)

Fees for tax services provided during fiscal 2011 and 2010 consisted of income tax compliance, and tax planning and advice relating to transactions and proposed transactions of the Company and its subsidiaries.

(d)	Fees for other services provided during fiscal 2011 related to human capital advisory services to a subsidiary of the Company.

Pre-Approval Policies and Procedures

All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.

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The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service are reported to the Audit Committee at its regularly scheduled meetings.

Pre-approval from the Audit Committee or Designated Member can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay preapproved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Company’s external auditors relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or the Designated Member.

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IVANHOE MINES LTD.

AUDIT COMMITTEE

CHARTER

I.	Purpose

The primary objective of the Audit Committee (the “Committee”) of Ivanhoe Mines Ltd. (the “Company”) is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to: (a) the accounting and financial reporting processes of the Company, including the integrity of the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the audit of the Company’s financial statements, (d) the qualifications, independence and performance of the Auditors, and (e) the Company’s risk management and internal financial and accounting controls, and management information systems, including the performance of the Company’s internal audit function.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditors.

The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

II.	Organization

The Committee shall consist of three or more independent directors of the Company and the Committee membership shall satisfy, at a minimum, the laws governing the Company and the independence, financial literacy, expertise and financial experience requirements under applicable securities laws, rules and regulations, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating & Governance Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.

Members of the Committee must be financially literate as the Board interprets such qualification in its business judgment. No member of the Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years, and all members shall be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. At least one member of the Committee must qualify as an Audit Committee Financial Expert, as defined by time to time by rules and regulations of the Securities and Exchange Commission. The chair of the Committee shall be an Audit Committee Financial Expert, as determined by the Board.

No member of the Committee may serve simultaneously on the audit committees of more than three public companies, including the Company, unless the Board determines that such simultaneous service would not limit or impair the ability of such members to effectively serve on the Committee. The basis for such determination shall be disclosed as required by law or stock exchange regulation.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

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The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly with management, the Company’s financial and accounting officer(s) and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. Meetings may be held telephonically to the extent permitted by the Company’s organizational documents and applicable Yukon law.

The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.

The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may also be the Company’s Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.

The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV.	Authority and Responsibilities

The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.

In fulfilling its duties and responsibilities under this Charter, the Committee will be entitled to reasonably rely on (a) the integrity of those persons within the Company and of the professionals and experts (such as the Auditors) from which it receives information, (b) the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts and (c) the representations made by the Auditors as to any services provided by it to the Company.

The Committee shall have the following responsibilities:

(a)	Auditors

1.

Be directly responsible for the appointment, compensation, retention (including termination) and oversight of the work of any independent registered public accounting firm engaged by the Company (including for the purposes of preparing or issuing an audit report or performing other audit, review or attestation services or other work for the Company and including the resolution of disagreements between management and the Company’s independent registered public accounting firm regarding financial reporting) and ensure that such firm shall report directly to it; recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Company at the Company’s annual meeting, the remuneration to be paid to the Auditors for services performed during the preceding year; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.

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2.

When there is to be a change of the Auditor, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.

3.	Review the Auditor’s audit plan and discuss the Auditor’s scope, staffing, materiality, and general audit approach.

4.	Review on an annual basis the performance of the Auditors, including the lead audit partner.

5.	Take reasonable steps to confirm the independence of the Auditors, which include:

(a)	Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;

(b)	Considering and discussing with the Auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the Auditors;

(c)

Approving in advance all auditing services and any non-audit related services provided by the Auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and

(d)	As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.

6.

Review and approve any disclosures required to be included in periodic reports under applicable securities laws, rules and regulations and stock exchange and other regulatory requirements with respect to non-audit services.

7.

Confirm with the Auditors and receive written confirmation at least once per year (i) indicating that the Auditors are a member in good standing with the Canadian Public Accountability Board (CPAB) and comparable bodies in the United States, Australia and elsewhere to the extent required and disclosing any sanctions or restrictions imposed by the CPAB and such other comparable bodies; and (ii) responding to any other reasonable requests of the Audit Committee for confirmation as to their qualifications to act as the Auditors.

8.	Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.

9.	Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, rules and regulations and stock exchange or other regulatory requirements.

10.	Receive all recommendations and explanations which the Auditors place before the Committee.

11.

At least annually, obtain and review a report from the Auditors describing (a) such firm’s internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Auditors, and any steps taken to deal with any such issues, and (c) to assess the Auditors’ independence, all relationships between such firm and the Company.

(b)	Financial Statements and Financial Information

12.

Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company’s annual audited financial statements, including disclosures made in management’s discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company’s audited financial statements be included in the Company’s annual reports distributed and filed under applicable laws and regulatory requirements.

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13.

Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company’s interim financial statements, including management’s discussion and analysis, and the Auditor’s review of interim financial statements, prior to filing or distribution of such statements.

14.	Review any earnings press releases of the Company before the Company publicly discloses this information.

15.

Be satisfied that adequate procedures are in place for the review of the Company’s disclosure of financial information and extracted or derived from the Company’s financial statements and periodically assess the adequacy of these procedures.

16.	Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:

(a)	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices;

(b)	the management letter provided by the Auditor and the Company’s response to that letter; and

(c)

any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.

17.

Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

18.

Prepare, or ensure the preparation of, and review any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in the Company’s annual proxy statement.

(c)	Ongoing Reviews and Discussions with Management and Others

19.

Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company’s financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.

20.

Periodically meet separately with each of management, the financial and accounting officer(s) and the Auditors, and review: (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management’s response to each.

21.

Periodically review with the Auditors any other audit problems or difficulties (including accounting adjustments that were noted or proposed by such firm but passed by management (due to immateriality or otherwise), communications between the audit engagement team and the Auditors’ national office regarding auditing or accounting issues and management or internal control letters issued, or proposed to be issued, by the Auditors) and management’s response. The review shall also include a discussion of the responsibilities, budget and staffing of the Company’s internal audit function.

22.

Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality, integrity and appropriateness of the Company’s accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company’s financial statements.

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23.

Consider and approve, if appropriate, significant changes to the Company’s accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

24.

Review and discuss with management, the Auditors and the Company’s independent counsel, as appropriate, any legal, regulatory compliance or accounting matters or initiatives that could have a significant impact on the Company’s financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.

25.

Enquire of the Company’s financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.

26.	Review the principal control risks to the business of the Company, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.

27.

Review and discuss with management any earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as any financial information and earnings guidance provided to analysts and rating agencies. Such discussions may be done generally (i.e. discussion of the types of information to be disclosed and the types of presentations made).

28.

Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.

29.

Review and discuss with management the Company’s major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company’s risk assessment and risk management guidelines and policies.

30.

Review and discuss with management and the Auditors major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles and policies, compliance with GAAP and, where appropriate, the Company’s provision for future occurrences which may have a material impact on its financial statements. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under GAAP.

(d)	Risk Management and Internal Controls

31.

Review, based upon the recommendation of the Auditors and management, the scope and plan of the work to be done by the Company’s financial and accounting group and the responsibilities, budget and staffing needs of such group.

32.

Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review the effectiveness of the implementation of such systems. In consultation with the Auditors and the internal audit group, review the adequacy of the Company’s internal controls and its procedures designed to ensure compliance with laws and regulations, and any special audit steps adopted in light of material control deficiencies.

33.	Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.

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34.

In consultation with the Auditors and management, review the adequacy of the Company’s internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company’s financial and accounting group.

35.

Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company with respect to any matter, including accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns respecting any aspect of the Company’s business, including questionable accounting or auditing matters.

36.

Maintain a direct report relationship with the internal auditors and review: (i) the internal control reports prepared by management, including management’s assessment of the effectiveness of the Company’s internal control structure and procedures for financial reporting; (ii) the Auditors’ attestation, and report, on the assessment made by management; and (iii) the performance of the internal auditors on an annual basis.

37.	Review the internal audit and risk management plan at least annually and with the internal auditors.

38.	Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

(f)	Other Responsibilities

39.	Create an agenda and confirm a timetable for the meetings of the Audit Committee for the ensuing year.

40.	Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.

41.

Review and approve (a) any change or waiver in the Company’s code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.

42.	Establish, review and approve policies for the hiring of employees, partners, former employees or former partners of the Auditors or the Company’s former independent auditors.

43.

Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Nominating and Corporate Governance Committee and to the Board any changes deemed appropriate by the Committee.

44.	Review its own performance annually, seeking input from management and the Board.

45.	Confirm annually that all responsibilities outlined in this Charter have been carried out.

46.	Perform any other activities consistent with this Charter, the Company’s articles and by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V.    Reporting

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company’s financial and accounting group.

VI.    Resources and Access to Information

The Committee shall have the authority to retain independent legal, accounting and other advisors or consultants to advise the Committee, as it determines necessary to carry out its duties.

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The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of the Company or the Company’s outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations.

The Committee shall determine the extent of funding necessary for payment of (a) compensation to the independent public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company, (b) compensation to any independent legal, accounting and other advisors or consultants retained to advise the Committee and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

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